UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

TABLE OF CONTENTS	Page

•  Review Report of Independent Registered Public Accounting Firm

•  Consolidated Balance Sheet

•  Consolidated Income Statements

•  Consolidated Statements of Comprehensive Income

•  Consolidated Statements of Changes in Stockholders' Equity

•  Consolidated Cash Flows Statements

•  Notes to the Condensed Consolidated Interim Financial Statements

1.             General information, basis of presentation of the consolidated interim financial statements and other information

2.             Basis of consolidation

3.             Financial assets

4.             Non-current assets held for sale

5.             Investments in associates and Joint Ventures

6.             Tangible assets

7.             Intangible assets

8.             Financial liabilities

9.             Provisions

10.          Shareholders’ Equity

11.          Income Tax

12.          Breakdown of income accounts

13.          Share-based compensation

14.          Business segment reporting

15.          Related party transactions

16.          Fair value of financial assets and liabilities

17.          Other disclosures

18.          Subsequent Event

APPENDIX I – CONSOLIDATED STATEMENTS OF VALUE ADDED

Performance Review

Executive’s Report of Condensed Financial Statements

Executive’s Report of Independent Auditor’s Report

Banco Santander (Brasil) S.A.

Report on review of condensed consolidated

interim financial statements

To the Board of Directors and Stockholders

Banco Santander (Brasil) S.A.

Introduction

We have reviewed the consolidated balance sheet of Banco Santander (Brasil) S.A. ("Bank") and its subsidiaries as at September 30, 2019, and the related consolidated income statements and statements of comprehensive income, for the quarter and nine-month period then ended, and thestatements of changes in stockholders’ equity and cash flows statements for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with the International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with the International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB).

Banco Santander (Brasil) S.A.

Other matters

Statement of value added

The condensed consolidated interim financial statements referred to above include the consolidated statement of value added for the nine-month period ended September 30, 2019, prepared under the responsibility of the Bank's management and presented as supplementary information for IAS 34 purposes. This statement has been subjected to review procedures performed together with the review of the condensed consolidated interim financial statements, for the purpose of concluding whether it is reconciled with the condensed consolidated interim financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that this statement of value added has not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the condensed consolidated interim financial statements taken as a whole.

São Paulo, October 29, 2019

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Edison Arisa Pereira

Accountant CRC 1SP127241/O-0

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A.

CONSOLIDATED BALANCE SHEET

Amounts expressed in thousands of Brazilian Reais – R$ - unless otherwise indicated

ASSETS	Note	9/30/2019	12/31/2018

Cash		14,968,079	19,502,656

Financial Assets Measured At Fair Value Through Profit Or Loss	3-a	30,087,103	43,711,800
Debt instruments		3,550,878	3,171,746
Balances With The Brazilian Central Bank		26,536,225	40,540,054

Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	3-a	63,751,838	68,852,314
Debt instruments		44,983,618	50,066,469
Equity instruments		1,447,778	766,333
Trading derivatives	17-a	17,320,442	18,019,512

Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	3-a	286,611	917,477
Equity instruments		286,611	298,297
Loans and advances to customers		-	619,180

Financial Assets Measured At Fair Value Through Other Comprehensive Income	3-a	93,033,718	85,436,677
Debt instruments		92,981,739	85,395,691
Equity instruments		51,979	40,986

Financial Assets Measured At Amortized Cost	3-a	471,043,447	429,692,406
Loans and amounts due from credit institutions		113,298,291	91,820,690
Loans and advances to customers		306,095,436	301,072,207
Debt instruments		51,649,720	36,799,509

Hedging Derivatives	17-a	519,454	343,934

Non-Current Assets Held For Sale	4	1,428,497	1,380,231

Investments in Associates and Joint Ventures	5	1,062,953	1,053,315

Tax Assets		32,272,259	31,565,767
Current		4,643,282	3,885,189
Deferred		27,628,977	27,680,578

Other Assets		4,905,173	4,800,467

Tangible Assets	6	9,510,894	6,588,975

Intangible Assets		30,392,466	30,018,988
Goodwill	7-a	28,375,004	28,378,288
Other intangible assets	7-b	2,017,462	1,640,700

Total Assets		753,262,492	723,865,007

The accompanying Notes are an integral part of these interim condensed consolidated financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	Notes	9/30/2019	12/31/2018

Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	8-a	44,806,144	50,938,992
Trading derivatives	17-a	21,032,536	18,243,315
Short positions	17-a.7	23,773,608	32,695,677

Financial Liabilities Measured At Fair Value Through Profit Or Loss	8-a	4,221,053	1,946,056
Other financial liabilities		4,221,053	1,946,056

Financial Liabilities Measured at Amortized Cost	8-a	567,084,616	547,295,169
Deposits from Brazilian Central Bank and deposits from credit institutions		108,180,575	99,022,806
Customer deposits		321,909,534	304,197,800
Marketable debt securities		76,886,763	74,626,232
Subordinated liabilities		-	9,885,608
Debt Instruments Eligible to Compose Capital		10,684,870	9,779,943
Other financial liabilities		49,422,874	49,782,780

Hedging Derivatives	17-a	250,894	223,520

Provisions	9-a	16,087,468	14,695,898
Provisions for pension funds and similar obligations		4,874,101	3,357,654
Provisions for judicial and administrative proceedings, commitments and other provisions		11,213,367	11,338,244

Tax Liabilities		9,951,660	8,074,764
Current		5,076,904	5,043,375
Deferred		4,874,756	3,031,389

Other Liabilities		10,639,125	9,095,148

Total Liabilities		653,040,960	632,269,547

Stockholders' Equity	10	99,596,053	91,881,738
Share Capital		57,000,000	57,000,000
Reserves		35,350,591	30,377,693
Treasury shares		(641,199)	(461,432)
Option for Acquisition of Equity Instrument		(67,000)	(1,017,000)
Profit for the period attributable to the Parent		10,953,661	12,582,477
Less: Dividends and remuneration		(3,000,000)	(6,600,000)

Other Comprehensive Income		(30,093)	(878,863)

Stockholders' Equity Attributable to the Parent		99,565,960	91,002,875

Non - Controlling Interests		655,572	592,585

Total Stockholders' Equity		100,221,532	91,595,460
Total Liabilities and Stockholders' Equity		753,262,492	723,865,007

The accompanying Notes are an integral part of these interim condensed consolidated financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A.

CONSOLIDATED INCOME STATEMENTS

Amounts expressed in thousands of Brazilian Real – R$, except for shares
Note		7/01 to 9/30/2019	7/01 to 9/30/2018	1/01 to 9/30/2019	1/01 to 9/30/2018

Interest and similar income		18,660,727	18,275,321	55,352,909	53,703,972
Financial Instruments Measured At Fair Value Through Other Comprehensive Income		956,462	615,148	2,564,873	1,398,034
Financial Instruments Measured At Amortized Cost		15,612,955	14,372,973	45,349,110	42,818,595
Others		2,091,310	3,287,200	7,438,926	9,487,343
Interest expense and similar charges		(7,367,212)	(7,218,358)	(22,283,787)	(22,506,382)
Financial Instruments Measured At Fair Value Through Other Comprehensive Income		(98,149)	(80,437)	(256,218)	(268,244)
Financial Instruments Measured At Amortized Cost		(7,239,235)	(7,127,798)	(21,956,005)	(22,208,201)
Others		(29,828)	(10,123)	(71,564)	(29,937)
Net Interest Income		11,293,515	11,056,963	33,069,122	31,197,590
Income from equity instruments		1,315	4,619	9,012	26,349
Income from companies accounted by the equity method	5-a	36,221	23,267	96,683	56,229
Fee and commission income		5,394,362	4,257,611	14,778,307	12,909,096
Fee and commission expense		(1,427,551)	(888,049)	(3,224,342)	(2,566,564)
Gains (losses) on financial assets and liabilities (net)		3,111,975	(963,568)	2,087,833	(3,442,922)
Financial Assets Measured At Fair Value Through Profit Or Loss		196,382	(78,774)	281,340	(305,915)
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading		2,866,104	(870,366)	1,823,311	(2,991,680)
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss		4,766	-	9,691	-
Other financial instruments measured at fair value through profit or loss		-	8,204	-	(185,804)
Financial instruments not measured at fair value through profit or loss		(3,253)	(55,503)	(47,262)	(29,088)
Other		47,976	32,871	20,753	69,565
Exchange differences (net)		(5,779,981)	(639,111)	(3,960,374)	(3,819,916)
Other operating expense		(376,739)	(51,477)	(986,528)	(441,002)
Total Income		12,253,117	12,800,255	41,869,713	33,918,860
Administrative expenses		(4,212,194)	(4,257,000)	(12,433,254)	(12,451,616)
Personnel expenses	12-a	(2,339,695)	(2,302,957)	(6,929,684)	(6,848,701)
Other administrative expenses	12-b	(1,872,499)	(1,954,043)	(5,503,570)	(5,602,915)
Depreciation and amortization		(611,552)	(437,154)	(1,768,458)	(1,300,283)
Tangible assets	6-a	(477,795)	(302,808)	(1,376,681)	(906,990)
Intangible assets	7-b	(133,757)	(134,346)	(391,777)	(393,293)
Provisions (net)	9	(632,120)	(747,104)	(1,904,111)	(1,482,048)
Impairment losses on financial assets (net)		(3,160,027)	(2,965,883)	(9,636,890)	(9,145,062)
Financial Instruments Measured At Amortized Cost	3-b.2	(3,160,027)	(2,966,113)	(9,636,890)	(9,145,115)
Gains (losses) due to derecognition of financial assets measured at amortized cost		-	230	-	53
Impairment losses on other assets (net)		4,407	(41,077)	(6,375)	(454,595)
Other intangible assets	7-b	(858)	-	(2,251)	(305,864)
Other assets		5,265	(41,077)	(4,124)	(148,731)
Gains (losses) on disposal of assets not classified as non-current assets held for sale
		(8,447)	(6,407)	380	(17,940)
Gains (losses) on non-current assets held for sale not classified as discontinued operations
		20,539	11,401	(111,091)	39,927
Operating Income Before Tax		3,653,723	4,357,031	16,009,914	9,107,243
Income taxes	11	308,415	(1,116,229)	(4,886,293)	(73,251)
Consolidated Net income for the period		3,962,138	3,240,802	11,123,621	9,033,992
Profit attributable to the Parent		3,908,035	3,185,653	10,953,661	8,887,705
Profit attributable to non-controlling interests		54,103	55,149	169,960	146,287

Note	7/01 to 9/30/2019	7/01 to 9/30/2018	1/01 to 9/30/2019	1/01 to 9/30/2018
Earnings Per Share (Brazilian Real)

Basic earnings per 1,000 shares (Brazilian Real)
Common shares	498.86	405.36	1,397.86	1,128.81
Preferred shares	548.75	445.90	1,537.64	1,241.69
Diluted earnings per 1,000 shares (Brazilian Real)
Common shares	498.86	405.01	1,397.86	1,127.83
Preferred shares	548.75	445.51	1,537.64	1,240.61

Net Profit attributable - Basic (Brazilian Real)
Common shares	1,897,287	1,546,462	5,317,703	4,314,377
Preferred shares	2,010,748	1,639,191	5,635,958	4,573,328
Net Profit attributable - Diluted (Brazilian Real)
Common shares	1,897,287	1,546,436	5,317,703	4,314,305
Preferred shares	2,010,748	1,639,217	5,635,958	4,573,400
Weighted average shares outstanding (in thousands) - basic
Common shares	3,803,239	3,815,001	3,804,187	3,822,057
Preferred shares	3,664,253	3,676,142	3,665,328	3,683,145
Weighted average shares outstanding (in thousands) - diluted
Common shares	3,803,239	3,818,258	3,804,187	3,825,313
Preferred shares	3,664,253	3,679,399	3,665,328	3,686,401

The accompanying Notes are an integral part of these interim condensed consolidated financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED STATEMENTS OF COMPREENSIVE INCOME
Amounts expressed in thousands of Brazilian Real – R$, except for shares

Note	7/01 to 9/30/2019	7/01 to 9/30/2018	1/01 to 9/30/2019	1/01 to 9/30/2018
Consolidated Profit for the Period	3,962,138	3,240,802	11,123,621	9,033,992

Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:	727,261	(189,190)	1,662,035	(1,240,044)

Financial Assets Measured At Fair Value Through Other Comprehensive Income	628,426	(64,959)	1,541,348	(1,062,895)
Financial Assets Measured At Fair Value Through Other Comprehensive Income	1,128,179	(176,949)	2,775,737	(2,231,162)
Gains / (Losses) on financial assets previously classified as available-for-sale and reclassified to the income statement (net)	-	8,204	-	(22,604)
Gains / (Losses) on financial assets previously classified as available-for-sale and reclassified to reserves (net)	-	-	-	296,802
Income taxes	(499,753)	103,786	(1,234,389)	894,069

Cash flow hedges	98,835	(124,231)	120,687	(177,149)
Valuation adjustments	181,327	(215,699)	237,686	(276,837)
Amounts transferred to income statement	(6,625)	-	6,767	-
Income taxes	(75,867)	91,468	(123,766)	99,688

Other Comprehensive Income that won't be reclassified for Net income:	(9,166)	4,141	(813,265)	340,636

Defined Benefits plan	(9,166)	4,141	(813,265)	340,636
Defined Benefits plan	437	10,355	(1,305,499)	584,565
Income taxes	(9,603)	(6,214)	492,234	(243,929)

Total Comprehensive Income	4,680,233	3,055,753	11,972,391	8,134,584

Attributable to the parent	4,626,130	3,000,604	11,802,431	7,988,297
Attributable to non-controlling interests	54,103	55,149	169,960	146,287
Total	4,680,233	3,055,753	11,972,391	8,134,584

The accompanying Notes are an integral part of these interim condensed consolidated financial statements.

((Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
Amounts expressed in thousands of Reais - R$, except when indicated

		Stockholders´ Equity Attributable to the Parent												Non-controlling Interests	Total Stockholders´ Equity

	Note	Share Capital	Reserves	Treasury shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Stockholders´ Equity Attributable to the Parent	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total Stockholders´ Equity Attributable to the Parent

Balances at December 31, 2017		57,000,000	28,966,451	(148,440)	(1,017,000)	8,924,064	(6,300,000)	87,425,075	1,813,574	(2,704,380)	859,370	(742,932)	86,650,707	436,894	87,087,601
Effects of IFRS 9 first adoption (note 1)	1-c	-	(1,245,023)	-	-	-	-	(1,245,023)	(296,802)	-	-	-	(1,541,825)	-	(1,541,825)
Balances at January 1, 2018	1- c.1.iii	57,000,000	27,721,428	(148,440)	(1,017,000)	8,924,064	(6,300,000)	86,180,052	1,516,772	(2,704,380)	859,370	(742,932)	85,108,882	436,894	85,545,776

Total comprehensive income		-	-	-	-	8,887,705	-	8,887,705	(997,936)	336,495	-	(52,918)	8,173,346	146,287	8,319,633
Net profit		-	-	-	-	8,887,705	-	8,887,705	-	-	-	-	8,887,705	146,287	9,033,992
Other comprehensive income		-	-	-	-	-	-	-	(997,936)	336,495	-	(52,918)	(714,359)	-	(714,359)
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-	-	-	-	-	-	-	(997,936)	-	-	-	(997,936)	-	(997,936)
Pension plans		-	-	-	-	-	-	-	-	336,495	-	-	336,495	-	336,495
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	(52,918)	(52,918)	-	(52,918)
Appropriation of net profit		-	8,924,064	-	-	(8,924,064)	-	-	-	-	-	-	-	-	-
Option for Acquisition of Equity Instrument		-	106,440	-	-	-	-	106,440	-	-	-	-	106,440	(106,440)	-
Dividends and interest on capital	10-b	-	(6,300,000)	-	-	-	5,100,000	(1,200,000)	-	-	-	-	(1,200,000)	-	(1,200,000)
Share based compensation		-	(69,667)	-	-	-	-	(69,667)	-	-	-	-	(69,667)	-	(69,667)
Treasury shares	10-c	-	-	(208,426)	-	-	-	(208,426)	-	-	-	-	(208,426)	-	(208,426)
Treasury shares income	10-c	-	-	(25)	-	-	-	(25)	-	-	-	-	(25)	-	(25)
Capital restructuring	10-c	-	(8,112)	-	-	-	-	(8,112)	-	-	-	-	(8,112)	-	(8,112)
Other		-	(11,824)	-	-	-	-	(11,824)	-	-	-	-	(11,824)	147,010	135,186
Balances as of September 30, 2018		57,000,000	30,362,329	(356,891)	(1,017,000)	8,887,705	(1,200,000)	93,676,143	518,836	(2,367,885)	859,370	(795,850)	91,890,614	623,751	92,514,365

Balances at December 31, 2018	1- c.1.iii	57,000,000	30,377,693	(461,432)	(1,017,000)	12,582,477	(6,600,000)	91,881,738	1,992,581	(3,071,040)	859,370	(659,774)	91,002,875	592,585	91,595,460

Total comprehensive income		-	-	-	-	10,953,661	-	10,953,661	1,541,348	(813,265)	-	120,687	11,802,431	169,960	11,972,391
Net profit		-	-	-	-	10,953,661	-	10,953,661	-	-	-	-	10,953,661	169,960	11,123,621
Other comprehensive income		-	-	-	-	-	-	-	1,541,348	(813,265)	-	120,687	848,770	-	848,770
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-	-	-	-	-	-	-	1,541,348	-	-	-	1,541,348	-	1,541,348
Pension plans		-	-	-	-	-	-	-	-	(813,265)	-	-	(813,265)	-	(813,265)
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	120,687	120,687	-	120,687
Appropriation of net income from prior years		-	12,582,477	-	-	(12,582,477)	-	-	-	-	-	-	-	-	-
Option for Acquisition of Equity Instrument		-	(950,000)	-	950,000	-	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	10-b	-	(6,600,000)	-	-	-	3,600,000	(3,000,000)	-	-	-	-	(3,000,000)	-	(3,000,000)
Share based compensation		-	(31,067)	-	-	-	-	(31,067)	-	-	-	-	(31,067)	-	(31,067)
Treasury shares	10-c	-	-	(178,240)	-	-	-	(178,240)	-	-	-	-	(178,240)	-	(178,240)
Capital restructuring	10-c	-	-	(1,527)	-	-	-	(1,527)	-	-	-	-	(1,527)	-	(1,527)
Treasury shares income	10-c	-	4,221	-	-	-	-	4,221	-	-	-	-	4,221	-	4,221
Other		-	(32,733)	-	-	-	-	(32,733)	-	-	-	-	(32,733)	(106,973)	(139,706)
Balances as of September 30, 2019		57,000,000	35,350,591	(641,199)	(67,000)	10,953,661	(3,000,000)	99,596,053	3,533,929	(3,884,305)	859,370	(539,087)	99,565,960	655,572	100,221,532
The accompanying Notes are an integral part of these interim condensed consolidated financial statements.														,

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED CASH FLOWS STATEMENTS
Amounts expressed in thousands of Reais - R$, except when indicated

	Note	1/01 to 9/30/2019	1/01 to 9/30/2018
1. Cash Flows From Operating Activities
Consolidated Net income for the period		11,123,621	9,033,992
Adjustments to profit		10,559,543	10,966,992
Depreciation of tangible assets	6-a	1,376,681	906,990
Amortization of intangible assets	7-b	391,777	393,293
Impairment losses on other assets (net)		6,375	454,595
Provisions and Impairment losses on financial assets (net)		11,541,001	10,627,110
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		110,711	(21,987)
Income from companies accounted by the equity method	5-a	(96,683)	(56,229)
Deferred tax assets and liabilities	11	(708,905)	(2,738,655)
Monetary Adjustment of Escrow Deposits		(443,041)	(436,027)
Recoverable Taxes		(74,437)	(191,491)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		(507)	1,246
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		(1,622,643)	2,027,960
Other		79,214	187
Net (increase) decrease in operating assets		(37,724,731)	(54,896,421)
Balance with the Brazilian Central Bank		39,069	(13,445,459)
Financial Assets Measured At Fair Value Through Profit Or Loss		13,562,266	(256,352)
Other financial assets measured at fair value through profit or loss		-	34,829
Financial Assets Measured at Fair Value in Results Retained for Trading		5,100,476	-
Financial Assets Measured at Fair Value through Other Comprehensive Income		(4,295,618)	2,604,171
Financial Assets Measured At Amortized Cost		(52,313,508)	(50,625,106)
Other assets		(448,282)	6,791,496
Net increase (decrease) in operating liabilities		33,176,033	52,536,380
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading		(6,132,848)	-
Financial Liabilities Measured At Fair Value Through Profit Or Loss		3,453,637	(7,265,467)
Financial liabilities at amortized cost		30,319,411	57,603,022
Other liabilities		5,535,833	2,198,825
Tax paid		(4,733,342)	(2,739,903)
Total net cash flows from operating activities (1)		12,401,124	14,901,040

2. Cash Flows From Investing Activities
Investments		(3,299,922)	(1,045,820)
Acquisition / Capital Increase of Investments in Associates and Joint Ventures		(7,000)	-
Acquisition of Minority Residual Interest in Subsidiary		(1,291,630)	(36,051)
Acquisition of subsidiary, less net cash on acquisition		-	(111,224)
Tangible assets	6-a	(1,408,262)	(818,874)
Intangible assets	7-b	(547,805)	(79,673)
Corporate Restructuring		(45,245)	-
Change in Scope of Consolidation		20	2
Disposal		683,830	533,594
Tangible assets	6-a	80,801	96,799
Non-Current Assets Held For Sale		504,134	333,331
Disposal of Investments in Associates and Joint Ventures		6,254	-
Dividends and interest on capital received		92,641	103,464
Total net cash flows from investing activities (2)		(2,616,092)	(512,226)

	Note	1/01 to 9/30/2019	1/01 to 9/30/2018
3. Cash Flows From Financing Activities
Acquisition of own shares		(178,240)	(217,488)
Issuance of other long-term liabilities	8-b.3	41,410,063	61,662,486
Dividends and interest on capital paid		(6,111,942)	(5,568,340)
Payments of other long-term liabilities	8-b.3	(43,268,103)	(64,025,363)
Payments of Subordinated Debts	8-b.4	(9,924,747)	(544,566)
Payments of interest of Debt Instruments Eligible to Compose Capital	8-b.5	(328,892)	(583,635)
Net increase in non-controlling interests		21,311	43,795
Capital Increase in Subsidiaries, by Non-Controlling Interests		100,000	98,000
Total net cash flows from financing activities (3)		(18,280,550)	(9,135,111)
Exchange variation on Cash and Cash Equivalents (4)		507	(1,246)
Net Increase in Cash and cash equivalents (1+2+3+4)		(8,495,011)	5,252,457
Cash and cash equivalents at the beginning of the period		25,285,160	22,670,902
Cash and cash equivalents at the end of the period		16,790,149	27,923,359

Cash and cash equivalents components
Cash		14,968,079	12,737,664
Loans and other		1,822,070	15,185,695
Total of cash and cash equivalents		16,790,149	27,923,359

Non-cash transactions
Foreclosure loans and other assets transferred to non-current assets held for sale		600,251	480,577
Dividends and interest on capital declared but not paid	10-b	1,000,000	600,000

Supplemental information
Interest received		54,637,661	53,015,354
Interest paid		(21,681,447)	(22,839,931)

The accompanying Notes are an integral part of these interim condensed consolidated financial statements.

( Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Amounts in thousands of Brazilian Real - R$, unless otherwise stated

1.            General information, basis of presentation of the consolidated interim financial statements and other information

a) General information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., headquartered in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Conglomerates (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a joint-stock corporation, with head office at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 – Building A - Vila Olímpia, in the City of São Paulo, State of São Paulo. Banco Santander operates as a multiple service bank, conducting its operations by means of its commercial, investment, loans, mortgage loans, leasing and foreign exchange portfolios. Through its subsidiaries, also operates in the segments of payments, management of shares’ club, securities and insurance brokerage operations, capitalization, consumer finance, payroll loans, digital platforms, benefit vouchers, management and recovery of non-performing loans and private pension products. The operations are conducted within the context of a group of institutions that operates in the financial market on an integrated basis. The corresponding benefits and costs of providing services are absorbed between them and are conducted in the normal course of business and under commutative conditions.

The Board of Directors authorized the issuance of the Financial Statements for the period ended on September 30, 2019, at the meeting held on October 29, 2019

These Financial Statements and the accompanying documents were the subject of an unqualified report of the Independent Auditors and a recommendation for approval issued by the Company's Audit Committee and a favorable opinion of the Company's Fiscal Council.

b) Basis of presentation of the condensed consolidated interim financial statements

The Condensed Consolidated Interim Financial Statements were prepared in accordance with IAS 34 - Interim Financial Statements derived from the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and interpretations of the IFRS Interpretations Committee (Current denomination of IFRIC) (IFRS).

In accordance with IAS 34, the condensed interim financial information is only intended to update the content of the latest consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurred in the period, rather than duplicating information reported in the financial statements consolidated financial statements previously presented. Consequently, these condensed interim financial statements do not include all the information required in the consolidated financial statements prepared in accordance with IFRS, as issued by the IASB, in order to obtain the due understanding of the information included in those condensed interim financial statements, they must be read together with the consolidated financial statements of the Bank for the year ended December 31, 2018. The same policies and calculation methods are followed in the condensed interim financial statements when compared to the most recent annual financial statements, except for IFRS 16, where the new policies and measurement methods are described below.

Adoption of new standards and interpretations

• IFRS 16 - as of January 1, 2019, the Bank adopted IFRS 16, which replaces IAS 17.

I. Transition

As permitted by the specific transition provisions, Banco Santander opted to apply the regulations in a retrospective modified manner, the effects of which were applied in January 1, 2019.

The changes in accounting practices resulting from the adoption of IFRS 16 were applied to the right of use assets as part of tangible assets and lease liabilities as other liabilities in the balance sheet.

II. Lease Identification

In adopting IFRS 16, the Bank recognized lease liabilities involving leases that had already been classified as "commercial leases" in accordance with the principles of IAS 17 - Leases.

For the initial application of the standard, the Bank used the following permitted practical records:

• The exclusion of the initial direct costs for the measurement of the right to use asset at the date of initial application;

• It was decided not to separate the service provision component embedded in lease agreements; and

• The Bank also decided not to apply IFRS 16 to contracts that were not identified as containing a lease under IAS 17 and IFRIC 4 - Determination as to whether a Contract contains a Lease.

In addition, the following recognition exemptions are also used:

• The accounting of operating leases with a remaining term of less than 12 months as of January 1, 2019 as short-term leases;

• The accounting for operating leases whose underlying asset is of immaterial;

• Until January 1, 2019, leases of fixed assets, in which the Bank as the lessee, held substantially all the risks and benefits of the property, were classified as financial leases. The balances presented are immaterial.

The Bank leases several real estate and equipment. Predominantly, the assets objects of the lease agreements are real estate business relating to the agencies.

Banco Santander does not have rights-of-use assets that fall within the definition of investment properties

III. Lease term

Lease agreements are formalized, analyzed and renegotiated individually and contain a wide range of different terms and conditions. The Bank evaluates the term of the contract, as well as the intention to remain in the real estate. Thus, estimates of terms may vary according to contractual conditions, considering extension options, and also according to legal provisions.

The Bank assumes that the fines for contractual termination charged before the maturity date do not make up a significant portion.

Lease agreements do not contain restrictive clauses, but leased assets can not be used as collateral for loans.

IV. Initial Measurement

In their initial registration, leases are recognized as a right of use asset and a corresponding liability on the date the leased asset becomes available for use by the Group.

The right of use to be recorded is measured at cost against the lease liability, which represents the present value of the lease payments that are not made to date. Lease payments are discounted using the incremental interest rate on the lessee's loan. There is no onerous contract that required an adjustment in usage rights to be recorded as assets on the date of the initial adoption.

The use rights are measured at amortized cost in accordance with the following:

• The value of the initial measurement of the lease liability;

• Any lease payments made before or on the start date of any incentive received;

• any directly attributed initial cost; and

• Restoration costs, if the requirements of IAS 37 are met for the recording of Provisions, Contingent Liabilities and Contingent Assets.

The recognized rights of use assets related to each type of asset are as follows:

	12/31/2018	Adoptions Effects - IFRS 16	1/01/2019
Real Estate and Propertys	-	2,373,959	2,373,959
Data processing systems	-	91,791	91,791
Total	-	2,465,750	2,465,750

The Santander Group uses as an incremental rate the interest rate it would have to pay when borrowing the asset needed to obtain the asset with a similar value to the asset subject to the lease, by term, guarantee and similar economic scenario, represented in Santander Brasil by the funding cost curve of a risk-free asset, applied individually to each contract according to the estimates projected as the lease term.

Lease liabilities include the net present value of the following lease payments:

• Reduced fixed payments of any incentive;

• Variable payments that are based on a rate or indexer;

• Expected amounts to be paid by the lessee based on the residual value of collateral;

• The exercise price of a call option, if the lessee is reasonably certain about the exercise of the option; and

• Payment of penalties for the termination of the lease if the term of the operation reflects the exercise of the option by the lessee.

In the analysis of the Santander Group's contracts, only contracts with fixed and non-incentive payments or residual guarantee values were identified or the purchase option was embedded, thus, the effects on the accounting of liabilities arising from the initial adoption:

Lease Contracts as of December 31, 2018	-
Operating lease contracts discounted by the incremental interest rate	2,203,382
(-) Short-term leases as expenses	(19,252)
(+)/(-) Adjustments as a result of a different treatment of the termination dates of the contract	281,620
Balance as of January 1, 2019	2,465,750
Liabilities recognized as of January 1, 2019 - Other financial liabilities	2,465,750

Effects on accounting for the period ended September 30, 2019 due to the initial adoption (there were no impacts on the results of the comparative periods generated by the initial adoption):

1/01 to 9/30/2019
Effects on results arising from the adoption of IFRS 16	(31,901)
Rental Expense - Other administrative expenses	514,357
Asset amortization expenses - Tangible Assets	(417,706)
Interest expense on liabilities - Interest and similar income	(149,786)
Incremental interest tax effect - Income taxes	21,234

V. Subsequent measurement

After the initial measurement, the values of the assets recorded as right of use are being updated using the cost method, so any accumulated depreciation is deducted monthly, according to the criteria of CPC 27 - Property, Plant and Equipment depreciation of the right-of-use asset and any remeasurement of the lease liability, when applicable.

The initially recorded lease liability is updated monthly by increasing the liability amount of the interest portion of each lease and reducing the amount of monthly lease payments and corrected for any remeasurement lease, when applicable.

The lease liability is remeasured, in case of changes in the lease term or in the contract value, the amount resulting from the new determination of the lease liability is recorded as a contra entry to the corresponding right of use asset.

The effects of adopting IFRS 16 will impact exclusively on the operating segment - Commercial Bank.

• IFRIC 23 - Published in June 2017 by the IASB, IFRIC 23 - Uncertainty over Income Tax Treatments on Profit has mandatory application as of January 1, 2019 and aims to clarify procedures for the application of recognition and measurement requirements established in the IAS 12 of Taxes on Profit when there is uncertainty about the treatments to be adopted for the Taxes on Profit.

The Bank carried out analyzes on the procedures already adopted for accounting and presentation of Income Taxes in relation to the content of IFRIC 23 and it was possible to conclude that there are no impacts on the disclosures made up to December 31, 2018, as well as from the adoption of the new standard on January 1, 2019.

Standards and interpretations that will come into effect after September 30, 2019

At the date of preparation of these interim condensed consolidated financial statements, the following standards and interpretations that have effective adoption date after September 30, 2019 and have not yet been adopted by the Bank are:

• IFRS 17 - In May 2017, the IASB issued the IFRS for insurance contracts to replace IFRS 4. IFRS 17 is scheduled to be implemented January 1, 2021. The purpose of this standard is to demonstrate greater transparency and useful information in condensed financial statements, one of the main changes being the recognition of profits as the delivery of insurance services, in order to evaluate the performance of insurers over time. Banco Santander is evaluating the possible impacts when adopting the standard.

c) Estimates used

The consolidated results and the calculation of consolidated equity are impacted by the accounting policies, assumptions, estimates and measurement methods used by the Bank's directors in the preparation of interim condensed consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in accordance with IFRS, are the best estimates in accordance with the applicable standard.

In interim condensed consolidated financial statements, estimates are made by management of the Bank and consolidated entities in order to quantify certain assets, liabilities, revenues and expenses and disclosures of explanatory notes.

c.1) Critical estimates

The main estimates were discussed in detail for the preparation of the consolidated financial statements as of December 31, 2018. In the period ended September 30, 2019, there were no significant changes in the estimates made at the end of the year 2018, in addition to those indicated in these statements financial statements, especially arising from the application of IFRS 16.

The critical estimates and assumptions that have the most significant impact on the accounting balances of certain assets, liabilities, revenues and expenses and the disclosure of explanatory notes are described below:

i. Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL), Social Integration Program (PIS) and Contribution for the Financing of Social Security

The income tax expense is obtained by adding the Income Tax, Social Contribution, PIS and Cofins. Current Income Tax and Social Contribution arise from the application of the respective tax rates on the real income, and the rates of PIS and Cofins applied on the respective calculation basis provided for in the specific legislation, together with the changes in deferred tax assets and liabilities recognized in the consolidated statement of income.

Deferred tax assets and liabilities include temporary differences, identified as the amounts expected to be paid or recovered on the differences between the carrying amounts of the assets and liabilities and their respective bases of calculation, and accumulated tax credits and tax losses. These amounts are measured at the rates that are expected to be applied in the period in which the asset is realized or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets may be used and the deferred tax assets do not result from the initial recognition (except in one combination of business) of other assets and liabilities in an operation that does not affect either the taxable income or the taxable income. Other deferred tax assets (tax credits and accumulated tax losses) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable income for them to be used.

The deferred tax assets and liabilities recognized are revalued at the balance sheet date, and the appropriate adjustments are made based on the findings of the analyzes carried out. The expected realization of the Bank's deferred tax assets is based on projections of future results and based on a technical study.

Additional details are in notes 2.aa of the Consolidated Financial Statements of December 31, 2018.

ii. Valuation of the fair value of certain financial instruments

Financial instruments are initially recognized at fair value and those that are not measured at fair value through profit or loss are adjusted for transaction costs.

Financial assets and liabilities are subsequently measured at the end of each period using valuation techniques. This calculation is based on assumptions, which take into account the Management's judgment based on information and market conditions existing at the balance sheet date.

Banco Santander classifies the measurements at fair value using the hierarchy of fair value that reflects the model used in the measurement process, segregating the financial instruments between Levels I, II or III.

Additional details are in notes 2.e and 47.c8 of the Consolidated Financial Statements of December 31, 2018, which present the sensitivity analysis for Financial Instruments.

iii. IFRS 9 - Financial Instruments: issued in its final format in July 2014, the International Accounting Standards Board (IASB) approved IFRS 9, which replaced IAS 39 Financial Instruments, in accordance with the guidelines defined by the G20 by finance ministers of the world's 20 largest economies) in April 2009, establishing requirements for the recognition and measurement of financial instruments. This standard was adopted from January 1, 2018.

Provisions for losses on receivables

The book value of non-recoverable financial assets is adjusted by recording a provision for loss of debit from "Losses on financial assets (net) - Financial assets measured at amortized cost" in the consolidated statement of income. The reversal of previously recorded losses is recognized in the consolidated statement of income in the period in which the impairment loss decreases and can be objectively related to a recovery event.

To determine the balance of "Provision for impairment", Banco Santander first assesses whether there is objective evidence of impairment individually for financial assets that are significant, and individual or collective for non-recoverable financial assets. are significant.

In order to individually measure the impairment loss on loans assessed for impairment, the Bank considers the conditions of the counterparty, such as its economic and financial situation, level of indebtedness, income generation capacity, cash flow, management, corporate governance and quality of internal controls, payment history, industry experience, contingencies and credit limits, as well as characteristics of assets, such as their nature and purpose, type, sufficiency and guarantees of liquidity and total credit value , and also based on historical experience of impairment and other circumstances known at the time of valuation.

In order to measure the impairment loss on loans assessed collectively for impairment, the Bank separates financial assets into groups taking into account the characteristics and similarities of credit risk, ie, according to the segment, type of assets, guarantees and other factors associated with the historical experience of impairment and other circumstances known at the time of valuation.

Further details are in note 2.i of the Consolidated Financial Statements of December 31, 2018, which present the sensitivity analysis for Financial Instruments.

Transition

As permitted by the transitional provisions of IFRS 9, the Group chose not to restate comparative figures, upon initial adoption in January 1, 2018. Any adjustments in the carrying amounts of financial assets and liabilities at the transition date were recognized in the initial net income and other reserves of the current period. The Group also opted to continue applying the hedge accounting requirements of IAS 39 in adopting IFRS 9.

As a result, for disclosures of notes, the consequential amendments to IFRS 7 disclosures were also applied only to the period started in January 1, 2018. The disclosures in the comparative period notes repeat the disclosures made the previous year.

Financial assets and liabilities

Initial Recognition and Measurement

The Bank initially recognizes loans and advances, deposits, debt securities issued and subordinated liabilities at the date of origin.

All other financial instruments (including regular purchases and sales of financial assets) are recognized on the trade date, which corresponds to the date on which the Bank becomes part of the contractual provisions of the instrument.

A financial asset or liability is initially measured at fair value, plus, in the case of an item not designated at fair value through profit or loss, transaction costs directly attributable to its acquisition or issue.

Ranking

Financial assets

On initial recognition, a financial asset is classified as measured at amortized cost, at fair value through Other Comprehensive Income or at fair value through profit or loss.

A financial asset is measured at amortized cost if it meets the following conditions and is not designated at fair value through profit or loss:

• The asset is maintained within a business model whose objective is to maintain assets to receive contractual cash flows;

• The contractual terms of the financial asset generate, at specific dates, cash flows that refer exclusively to payments of principal and interest on the principal amount outstanding.

A debt instrument is measured at fair value through Other Comprehensive Income if it meets the following conditions and is not designated at fair value through profit or loss:

• The asset is maintained within a business model whose objective is achieved through the receipt of contractual cash flows and the sale of financial assets; and

• The contractual terms of the financial asset generate, at specific dates, cash flows that refer exclusively to payments of principal and interest on the outstanding principal amount.

In the initial recognition of an equity instrument not held for trading, the Bank may irrevocably elect to present subsequent changes in fair value through Other Comprehensive Income. This option is made considering each investment individually and was not used by the Bank.

All other financial assets are classified as measured at fair value through profit or loss.

In addition, at initial recognition, the Bank may irrevocably designate at fair value through profit or loss a financial asset that would otherwise meet the measurement requirements at amortized cost or at fair value through Other Comprehensive Income, if such designation eliminate or substantially reduce an accounting mismatch that may exist. This option was not used by the Bank.

Business model evaluation

The Bank evaluates the objective of a business model in which an asset is maintained at the portfolio level, for better reflecting how the business is managed and what information is provided to Management. The information considered includes:

- Defined policies and objectives for the portfolio and the application of these policies in practice. Including, if Management's strategy is focused on earning contractual interest income, maintaining a specific interest rate profile, aligning the duration of the assets;

- How the performance of the portfolio is evaluated and reported to the Bank's Management;

- The risks that affect the performance of the business model (and financial assets held within that business model) and how those risks are managed;

- How the managers of the business are remunerated - for example, if the remuneration is based on the fair value of the managed assets or the contractual cash flows received;

- The frequency, volume and timing of sales in prior periods, the reasons for such sales and their expectations about future sales. However, sales activity information is not considered in isolation, but as part of an overall assessment of the Bank's stated purpose of managing financial assets.

Financial assets held for trading or managed, whose performance is valued at fair value, are measured at fair value through profit or loss, since (i) they are not held to receive contractual cash flows (ii) nor maintained to receive cash flows and sell financial assets.

Assessment to determine whether contractual cash flows refer exclusively to payments of principal and interest

For the purposes of this valuation, "principal" is defined as the fair value of the financial asset at initial recognition. "Interest" is defined as the consideration for the value of the currency over time and for the credit risk associated with the principal amount outstanding for a specific period and for other underlying risks and costs of the borrowings (eg liquidity risk and costs) as well as the profit margin.

In assessing whether contractual cash flows refer exclusively to payments of principal and interest, the Bank considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the term or value of the contractual cash flows so that it would not meet this condition. In carrying out the evaluation, the Bank considers:

- contingent events that would alter the value and term of the cash flows;

- leverage;

- terms of advance payment and extension;

- terms limiting the Bank's right to cash flows of assets; and

- resources that modify the consideration of the value of the currency in time, for example, periodic readjustment of interest rates.

Reclassification of categories of financial assets

Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Bank changes its business model to manage financial assets.

Write-off of Financial Assets

The Bank lowers a financial asset when the contractual rights to the cash flows of the asset expire or when it transfers the rights to the receipt of the contractual cash flows in a transaction in which essentially all the risks and benefits of ownership of the financial asset are transferred or in which the Bank does not transfer or retain substantially all the risks and rewards of ownership of the financial asset and does not control the financial asset.

The difference between the carrying amount of the asset (or book value allocated to the portion of the asset disposed) and the sum (i) of the consideration received (including any new assets obtained, less any new liabilities assumed) and (ii) any accumulated gains or losses recognized in "Other Comprehensive Income" is recorded in the income statement.

As from the date of opening of IFRS, mentioned above, any accumulated gains / losses recognized in "Other Comprehensive Income" in relation to equity instruments designated at fair value through Other Comprehensive Income are not recorded in the statement of income through the write-off of these securities .

The Bank carries out transactions in which it transfers the assets recognized in its balance sheet, but maintains all or substantially all the risks and benefits of the assets transferred or part thereof. In these cases, the transferred assets are not downloaded. Examples of such operations include assignments of co-sponsored loan portfolios.

In operations in which the Bank does not retain or transfer substantially all the risks and rewards of ownership of a financial asset and hold control of the asset, the Bank continues to recognize the asset in the extent of its continued involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset.

Write-off of Financial Liabilities

The Bank lowers a financial liability when its contractual obligations are terminated, canceled or when they expire.

Effective interest rate

The effective interest rate is one that exclusively discounts future cash payments or receipts estimated during the expected life of the financial asset or financial liability at the gross carrying amount of a financial asset (i.e. its amortized cost before any provision for reduction recoverable amount) or the amortized cost of a financial liability. The calculation does not consider expected credit losses and includes transaction costs, premiums or discounts and fees paid or received that are an integral part of the effective interest rate, such as origin taxes.

Changes in financial assets and liabilities

Financial assets

If the terms of a financial asset are modified, the Bank assesses whether the cash flows of the modified asset are substantially different. If the cash flows are substantially different, the contractual rights to the cash flows of the original financial asset will be considered as due. In this case, the original financial asset is written off and a new financial asset is recognized at fair value.

If the cash flows of the modified asset measured at amortized cost are not substantially changed, the change does not result in write-off of the financial asset. In this case, the Bank recalculates the gross carrying amount of the financial asset and recognizes the amount resulting from the adjustments to the gross carrying amount as gain or loss of change in profit or loss. If such a change is made due to the financial difficulties of the debtor, gains or losses are presented together with the impairment losses. In other cases, they are presented as interest income.

Interest Revenue

Interest income is calculated by applying the effective interest rate to the gross carrying amount of the financial assets, except:

(a) Financial assets acquired or originated with credit impairment, for which the original effective interest rate adjusted to the credit is applied to the amortized cost of the financial asset.

(b) Financial assets that are not acquired or originated with credit impairment, but subsequently presented a default event (or "stage 3"), for which interest income is calculated by applying the effective interest rate to its net amortized cost of the provision.

Equity Instruments

Equity instruments are those that meet the definition of shareholders 'equity from the issuer's point of view, that is, instruments that do not contain a contractual obligation to pay and show a residual interest in the issuer's shareholders' equity. Examples are equity instruments that include common shares.

Generally, all equity instruments are measured at fair value through profit or loss, except where the Bank's management has elected, at the time of initial recognition, the irrevocable designation of an equity investment at fair value through Other Comprehensive Income . The Bank's policy is to designate capital investments as measured at fair value against Other Comprehensive Income when these investments are held for other purposes that do not generate investment returns, in which case the fair value gains and losses are recognized in Other Comprehensive Income and are not subsequently reclassified to profit or loss, including the sale of the asset. Impairment losses (and the reversal of impairment losses) are not accounted for separately from other changes in fair value. With respect to dividends, when they represent a return on such investments, they continue to be recognized in income as other income when the Bank has the right to receive payments.

Gains and losses on investments measured at fair value through profit or loss are included under "Financial Assets measured at fair value through profit or loss" in the Statement of Income.

Financial Liabilities

The Bank lowers a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case, a new financial liability is recognized at fair value based on the modified terms. The difference between the carrying amount of the extinguished financial liability and the new financial liability with modified terms is recognized in the income statement.

Compensation

Financial assets and liabilities are offset and the net amount presented in the balance sheet when, and only when, the Bank currently has a legally enforceable right to offset the amounts and the intention to liquidate them on a net basis, or realize the asset and settle the liability simultaneously.

Revenues and expenses are presented on a net basis only when permitted by IFRSs or for gains or losses resulting from a group of similar operations, such as in the Bank's trading activity.

Measurement at fair value

"Fair value" corresponds to the price that would be received on the sale of an asset or paid in the transfer of a liability in an organized transaction between market participants at the measurement date in the main market or, in the absence thereof, the most advantageous market to which the Bank has access on that date. The fair value of a liability reflects its default risk.

When one is available, the Bank measures the fair value of an instrument based on the price quoted in that market for that instrument. A market is considered active if the transactions for the asset or liability occur with sufficient regularity and volume to provide price information on an ongoing basis.

If there is no quoted price in an active market, the Bank uses valuation techniques to maximize the use of relevant observable information and minimize the use of unobservable information. The chosen valuation technique incorporates all the factors that would be considered by the participants of the active market in the price of an operation.

The best evidence of the fair value of a financial instrument, at initial recognition, usually corresponds to the price of the transaction, that is, the fair value of the consideration paid or received. If the Bank determines that the fair value at initial recognition differs from the price of the transaction and the fair value is not evidenced by a price quoted in an active market for an identical asset or liability or based on an assessment technique for which any non-observable information is considered to be irrelevant to the measurement, the financial instrument will initially be measured at fair value, adjusted to defer the difference between the fair value at the initial recognition and the transaction price. This difference is subsequently recognized in profit or loss appropriately based on the life of the instrument, but until the valuation is fully supported by observable market data or the transaction is terminated.

If an asset or liability measured at fair value has a purchase price and a sale price, the Bank measures the assets and the positions purchased at a purchase price and the liabilities and the positions sold at a sale price.

The fair value of a financial liability with a cash demand (for example, a cash deposit) is not less than the amount payable on demand, discounted from the first date on which payment of the amount could be required.

Impairment

The Bank recognizes adjustments for expected credit losses in respect of the following financial instruments that are not measured at fair value through profit or loss:

- financial assets that are debt instruments;

- lease receivables;

- financial guarantee contracts issued; and

- loan commitments issued.

No impairment loss is recognized in equity instruments.

The Bank measures the impairment adjustments equal to the expected credit losses during the useful life, except for the instruments below, for which they are recorded as expected credit losses in 12 months:

- debt instruments with a low credit risk at the closing date; and

- other financial instruments (other than lease receivables) in which credit risk has not increased substantially since its initial recognition.

Adjustments for losses on lease receivables are always measured at an amount equal to the expected credit losses during the useful life.

Measurement of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. They are measured as follows:

- financial assets not subject to impairment at the closing date: as the present value of all cash shortages, ie the difference between the cash flows due to the entity under the contract and the cash flows the Bank expects to receive;

- financial assets subject to impairment at the closing date: as the difference between the gross carrying amount and the present value of the estimated future cash flows;

- loan commitments to be released: as the present value of the difference between the contractual cash flows due to the Bank if the commitment is used in full and the cash flows that the Bank expects to receive; and

- financial guarantee contracts: expected payments to reimburse the holder, less any amounts that the Bank expects to recover.

Modified Assets

If the terms of a financial asset are renegotiated or modified or an existing financial asset is replaced by a new asset due to financial difficulties of the debtor, it is necessary to assess whether the financial asset should be written off and the expected credit losses are measured as follows:

- If the expected restructuring does not result in derecognition of the existing asset, the cash flows expected and arising from the modified financial asset are included in the calculation of the cash deficiencies of the existing asset.

- If the expected restructuring results in a write-off of the existing asset, the expected fair value of the new asset is treated as the final cash flow of the financial asset existing at the time of its write-off.

This amount is included in the calculation of the cash insufficiencies arising from the existing financial asset discounted from the estimated date of write-off until the closing date, using the original effective interest rate of the existing financial asset.

Determination of significant increases in credit risk

At each balance sheet date, the Bank assesses whether the financial assets carried at amortized cost and the financial instruments at fair value through Other Comprehensive Income are subject to impairment, as well as other financial instruments subject to this assessment.

A financial asset is "subject to impairment" when one or more events that have a negative impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is subject to impairment includes the following observable data:

- significant financial difficulty of the debtor or issuer;

- delays in contractual obligations;

- breach of contract, such as defaults or delays;

- the restructuring of a loan or advance by the Bank under conditions which the Bank would not consider as interesting to carry out;

- the likelihood of the debtor going bankrupt or making another financial reorganization; or

- the disappearance of an active market for a security due to financial difficulties.

A financial instrument that has been renegotiated due to deterioration in the condition of the borrower is generally considered to be subject to impairment unless there is evidence that the risk of not receiving the contractual cash flows has been significantly reduced and there is no other indicator of impairment.

Provision for expected credit losses in the balance sheet

Provisions for expected credit losses are presented in the balance sheet as follows:

- financial assets measured at amortized cost: as a deduction from the gross book value of the assets;

- loan commitments and financial guarantee contracts: as a provision; and

- debt instruments measured at fair value through Other Comprehensive Income: no provision for losses is recognized in the balance sheet, since the carrying amount of these assets corresponds to the fair value.

Objective evidence of impairment

At each closing date, the Bank assesses the existence of objective evidence that financial assets not measured at fair value through profit or loss were reduced in their recoverable value. A financial asset or group of financial assets presents a reduction in its recoverable amount when objective evidence shows that a loss event occurred after the initial recognition of the asset (s) and that the loss event had an impact on the cash flows. cash of the asset (s) that could be estimated safely.

Objective evidence that financial assets have had a decline in their recoverable value include:

- significant financial difficulty of a debtor or issuer;

- default or default by a debtor;

- the restructuring of a loan or advance by the Bank under conditions which the Bank would not consider as interesting to carry out;

- indications that a debtor or issuer could go bankrupt;

- the disappearance of an active market for a security; or

- observable data related to a group of assets, such as adverse changes in the payment status of borrowers or issuers in the group, or economic conditions correlated with default in the group.

Loans that have been renegotiated due to deterioration in the debtor's condition are generally considered as reduced to recoverable value unless there is evidence that the risk of not receiving the contractual cash flows has been significantly reduced and there is no other indicator of impairment.

All loans and advances and securities measured at individually significant amortized cost were subject to a specific impairment test. Loans and advances and securities measured at amortized cost not considered as individually significant were collectively tested for impairment by grouping loans and advances and securities at amortized cost with similar credit risk characteristics.

Individual or collective evaluation

An individual measurement of impairment was based on Management's best estimate of the present value of the cash flows expected to be received. In estimating these cash flows, Management has judged the financial position of a debtor and the net realizable value of any underlying collateral. Each asset reduced to its recoverable value was evaluated for its merits, while the test strategy and estimated cash flows considered to be recoverable were approved by the Bank's credit risk managers.

In assessing the need for a collective provision for losses, management considered factors such as credit quality, portfolio size, concentrations and economic factors. To estimate the necessary provision, assumptions were made to define how inherent losses were modeled and to determine the required data parameters, based on historical experience and current economic conditions.

Measurement of impairment

Impairment losses on assets measured at amortized cost were calculated as the difference between the book value and the present value of the estimated future cash flows, discounted at the effective effective interest rate of the asset. Impairment losses on assets measured at fair value through Other Comprehensive Income were calculated as the difference between book value and fair value.

Reversal of impairment

For assets measured at amortized cost: If an event occurred after the impairment caused a reduction in the value of the impairment loss, the reduction in the impairment loss was reversed through profit or loss.

For debt securities measured at fair value through Other Comprehensive Income: If, in a subsequent period, the fair value of a debt security reduced to recoverable value has increased and this increase could be objectively tied to an event occurring after recognition of the impairment loss, the impairment loss was reversed through profit or loss; otherwise, any increase in fair value was recognized through Other Comprehensive Income.

Any subsequent recovery in the fair value of an equity instrument measured at fair value through Other Comprehensive Income and reduced to recoverable value was recognized at any time in Other Comprehensive Income.

The reconciliation of shareholders' equity resulting from the initial adoption of IFRS 9 is as follows:

Equity conciliation

Equity before IFRS 9 adjustments - 12/31/2017	87,087,601
Allowance for loan losses	(2,149,051)
Provision for contingent liabilities	(674,513)
Re-measurement of assets arising from the new categories	17,806
Others	237,867
Deferred tax	1,026,066
Equity after IFRS 9 adjustments - 1/01/2018	85,545,776

Designation at fair value through profit or loss

Financial assets

At initial recognition, the Bank designated certain financial assets at fair value through profit or loss, as this designation eliminates or significantly reduces accounting mismatch that may arise.

Values of expected credit losses

Information, assumptions and techniques used in the estimation of impairment

Classification of financial instruments by stages

The portfolio of financial instruments subject to impairment is divided into three levels, based on the stage of each instrument related to its level of credit risk:

- Stage 1: It is understood that a financial instrument at this stage does not have a significant increase in risk since its initial recognition. The provision on this asset represents the expected loss resulting from possible non-compliance during the next 12 months;

- Stage 2: If a significant increase in risk has been identified since the initial recognition, without materializing deterioration, the financial instrument will be framed within this stage. In this case, the amount referring to the provision for expected loss for delinquency reflects the estimated loss of the residual life of the financial instrument. For the assessment of the significant increase in credit risk, the quantitative measurement indicators used in the normal management of credit risk will be used, as well as other qualitative variables, such as the indication of being an undeveloped operation if considered as refinanced or included operations in a special agreement; and

- Stage 3: A financial instrument is recorded within this stage when it shows signs of deterioration evident as a result of one or more events that have already occurred and which materialize at a loss. In this case, the amount relating to the provision for losses reflects the expected losses due to credit risk over the expected residual life of the financial instrument.

Impairment estimation methodology

The measurement of the expected loss is made through the following factors:

- Exposure to Delinquency or EAD: is the transaction value exposed to credit risk, including the current available balance balance that could be provided at the time of default. The models developed incorporate assumptions about the changes in the payment schedule of operations.

- Probability of Default (PD): is defined as the probability that the counterparty can meet its obligations to pay the principal and / or interest. For the purposes of IFRS 9, both will be considered: PD - 12 months, which is the probability that the financial instrument will default during the next 12 months as well as PD - life time, which considers the probability that the transaction between in default between the balance sheet date and the residual maturity date of the transaction. The standard requires that future information relevant to the estimation of these parameters should be considered.

 - Default Loss (LGD): is the resulting loss in the event of default, that is, the percentage of exposure that can not be recovered in the event of default. It depends mainly on the guarantees associated with the operation, which are considered as risk mitigation factors associated with each credit financial asset and the expected future cash flows to be recovered. As established in the regulations, future information should be taken into account for its estimation.

 - Discount rate: is the rate applied to estimated future cash flows over the expected life of the asset, to bring them to present value.

In order to estimate the aforementioned parameters, the Bank has applied its experience in the development of internal models for the calculation of parameters both for the purposes of the regulatory environment and for internal management.

Definition of defaults

The Bank considers that a financial asset is in a default situation when:

- it is likely that the debtor will not fully pay its credit obligations to the Bank; or

- the debtor has significant credit obligations to the Bank overdue for more than 90 days as a general rule.

Overdrafts are considered past due if the customer violates a recommended limit or has been granted a lower limit than the current outstanding amount.

When assessing whether a debtor is in default, the Bank considers indicators:

- qualitative - eg breaches of covenants;

- quantitative - for example, the status of past due and non-payment of another obligation of the same issuer to the Bank; and

- based on data collected internally and obtained from external sources.

Allowance for losses

The following tables present the reconciliations of the opening and closing balances of the provision for losses by category of financial instrument. The terms expected credit losses in 12 months, expected credit losses during the useful life and impairment losses recoverable amounts are explained in the accounting practices note. The values for December 31, 2017 represent a provision for loan losses and reflect the measurement basis in accordance with IAS 39.

R$ millions	Total
Allowance for loan losses (IAS 39) - Balance 12/31/2017	18,261,638
Allowance for guarantees (IAS 39) - Balance 12/31/2017	312,373
IAS 39 Balance at 12/31/2017	18,574,011
Initial adoption effect of IFRS 9 (Note 1.c1.iii)	2,823,564
IFRS 9 Balance at 01/1/2018	21,397,575

As of January 1, 2018, the Allowance for Loan Losses balance related to IFRS 9 segregated by stages was represented by: Stage 1 – 20%, Stage 2 – 15% and Stage 3 – 65%. The segregation in stages related September 30, 2019, is in note 3.b.2.

Financial Assets and Liabilities

A. Classification of Financial Assets and Liabilities at the Initial Adoption of IFRS 9

The table below presents the financial assets classified in accordance with IAS 39 and the new measurement categories in accordance with IFRS 9.

IFRS 9 first adoption effects on the Financial Assets and Liabilities (In R$ Millions)		Original classification in accordance with IAS 39	Balance 31/12/2017	Reclassifications	Remeasurement	Balance 01/01/2018	New classification in accordance with IFRS 9
Financial Assets	IAS 39	Loans and receivables	355.246.574	354.317.416	-	354.317.416	Measured at Amortized cost
				492.429	5.197	497.626	Measured at Fair value through profit and loss
				436.729	(7.179)	429.550	Measured at Fair value through other comprehensive income
		Available-for-sale	85.823.384	4.762.234	3.791	4.766.025	Measured at Amortized cost
				79.954.513	-	79.954.513	Measured at Fair value through other comprehensive income
				1.106.637	15.997	1.122.634	Measured at Fair value through profit and loss
		Held to maturity investments	10.214.454	10.214.454	-	10.214.454	Measured at Amortized cost
		Held for trading	86.271.097	86.271.097	-	86.271.097	Measured at Fair value through profit and loss
		Other financial assets measured at fair value through profit and loss	1.692.057	1.692.057	-	1.692.057	Other financial assets measured at fair value through profit and loss
Total (1)			539.247.566	539.247.566	17.806	539.265.372

(1)     Does not include Provision for Losses on contingent claims and commitments.

IFRS 9 first adoption effects on the Financial Assets and Liabilities (In R$ Millions)		Original classification in accordance with IAS 39	Balance 31/12/2017	Reclassifications	Remeasurement	Balance 01/01/2018	New classification in accordance with IFRS 9
Financial liabilities	IAS 39	Held for trading	49.322.546	-	-	49.322.546	Measured at fair value through profit or loss held for trading
		Amortized cost	478.880.704	-	-	478.880.704	Measured at Amortized cost
Total			528.203.250	-	-	528.203.250

Provisions for pension funds

Defined benefit plans are recorded based on an actuarial study performed annually by a specialized company at the end of each year, effective for the subsequent period and are recognized in the consolidated statement of income under Interest and similar expenses and Provisions (net).

The present value of the defined benefit obligation is the present value without deduction of any plan assets from the expected future payments required to settle the obligation resulting from the employee's service in current and past periods.

Additional details are in note 2.x of the Consolidated Financial Statements of December 31, 2018.

Provisions, assets and contingent liabilities

Provisions for judicial and administrative proceedings are constituted when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved are measurable with sufficient security, based on the nature, complexity and history of the actions and the opinion of the legal advisors internal and external.

Explanatory note 2.r to the Bank's consolidated financial statements for the year ended December 31, 2018 includes information on provisions and contingent assets and liabilities. There were no significant changes in provisions and contingent assets and liabilities of the Bank between December 31, 2018 and September 30, 2019, the date of preparation of these interim condensed consolidated financial statements.

Goodwill

The goodwill recorded is subject to the impairment test, at least once a year or in a shorter period, in the event of any indication of impairment of the asset.

The basis used for the recoverability test is the value in use and, for this purpose, the cash flow is estimated for a period of 5 years. Cash flow was prepared considering several factors, such as: (i) macroeconomic projections of interest rates, inflation, exchange rate and others; (ii) behavior and growth estimates of the national financial system; (iii) increased costs, returns, synergies and investment plan; (iv) customer behavior; and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the probability of future events occurring and the alteration of any of these factors could have a different result. The cash flow estimate is based on a valuation prepared by an independent expert annually or whenever there is evidence of a reduction in its recoverable amount, which is reviewed and approved by Management.

Further details are in note 7.a.

d) Comparative information

These interim financial statements include the comparable interim period of September 30, 2018, for the income statement, statement of comprehensive income, statement of changes in equity, and statement of cash flows. A comparative statement of financial position is December 31, 2018.

e) Seasonality of the Bank’s transactions

Considering the activities conducted by the Bank and its subsidiaries, their transactions are not cyclical or seasonal in nature. Accordingly, no specific disclosures are provided in these explanatory notes to the interim financial statements for the period ended September 30, 2019.

f) Materiality

The Bank, in determining the disclosures to be made on the various items of the Condensed Consolidated Interim Financial Statements or other matters, in accordance with IAS 34, took into account its relevance to the Condensed Interim Financial Statements.

g) Consolidated cash flow statements

In preparing the consolidated cash flow statements, the high liquidity investments with insignificant risk of changes in value and with original maturity of ninety days or less were classified as “cash and cash equivalents”. The Bank classifies as cash and cash equivalents the balances recorded under “Cash and balance with the Brazilian Central Bank” and "Loans and amounts due from credit institutions" in the consolidated balance sheet, except for restricted resources and long-term transactions.

The interest paid and received correspond primarily to operating activities of Banco Santander.

The Management of Banco Santander presents in a prominent line the "Effects of Changes in Exchange Rates on Assets and Liabilities" and the respective impacts on the net cash flow from operating activities. Consequently, the corresponding amounts of the Consolidated Statements of Cash Flows were reclassified for a better presentation of this accounting item. Management considered such reclassifications to be irrelevant.

h) Functional and presentation currency

The consolidated interim financial statements of Banco Santander are presented in Brazilian Real, the functional currency of these statements.

For each subsidiary, entity abroad and investment in a non-consolidated company, Banco Santander has defined the functional currency. The assets and liabilities of these entities with functional currency other than the Brazilian Real are translated as follows:

- Assets and liabilities are translated at the exchange rate at the balance sheet date.

- Revenues and expenses are translated at the monthly average exchange rates.

- Gain and losses on translation of net investment are recorded in the statement of comprehensive income, in “exchange rate of investees located abroad”.

i) Funding, debt notes issued and other liabilities

Funding debt rates Instruments are recognized initially at fair value, considered primarily as the transaction price. They are subsequently measured at amortized cost and its expenses are recognized as a financial cost.

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments, which are classified as such due to the fact that the instruments contain both, a debt instrument (liability) and an embedded equity component (derivative).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into ordinary share).

The issuance of "Notes" must be registered at an specific liability account and updated according to the agreed rates and adjusted by the effect of the exchange rate variations, when denominated in foreign currency. All remuneration related to these instruments, such as interest and Exchange variation (difference between the functional currency and the currency in which the instrument was named) shall be accounted for as expenses for the period, according to the accrual basis.

The relevant details of these issued instruments are described in note 8-b.5.

j) Measurement of financial assets and liabilities and recognition of fair value changes

Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate and those arising for other reasons, which are recognized at their net amount under “Gains (losses) on financial assets and liabilities (net)”.

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in equity under “Other Comprehensive Income”. Items charged or credited to this account remain in the Bank’s consolidated stockholders´ equity until the related assets are written-off, whereupon they are charged to the consolidated income statement.

Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to provide these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“financial derivatives”).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:

a. Changes in the fair value of assets and liabilities due to fluctuations, among other, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);

c. The net investment in a foreign operation (hedge of a net investment in a foreign operation).

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).

b. There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (retrospective effectiveness).

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a. In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under “Other comprehensive Income - Cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

c. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains (losses) on financial assets and liabilities (net)” in the consolidated income statement.

If a derivative designated as a hedge instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a trading derivative.

When fair value hedge accounting is discontinued (repealed, expired, sold or no longer meet hedge accounting criteria) the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under "Other comprehensive Income” (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

For the accounting and disclosure of hedge accounting structures as of September 30, 2019, the Bank used the option of IAS 39 to maintain the practices determined by this rule, while IFRS 9 has not yet defined all the treatments to be applied for this operation type.

k) Interest on Shareholders' Equity

Published on December 19, 2018, effective January 1, 2019, CMN Resolution No. 4,706 applies and establishes procedures for accounting for capital remuneration. The Standard specifies that Interest on Equity shall be recognized as soon as it is declared or proposed and thus constitutes a present obligation at the balance sheet date, which did not change the way the amounts were accounted for in relation to previous periods. Besides that, the share of the proposed but non-mandatory capital remuneration, and the mandatory but not distributed at the balance sheet date, is recorded in a specific account in Shareholders' Equity.

l) Subsequent Event

Corresponds to the event occurring between the date of the financial statements and the date on which it was authorized to issue such statements, and comprise by:

•         Events that originate adjustments: are those that evidence of condition that existed at the date of the financial statements; and

•         Events that don't originate adjustments: are those that evidence of conditions that did not exist on the base date of the financial statements.

2.            Basis of consolidation

Below are highlighted the direct and indirect controlled entities and investment funds included in the consolidated financial statements of Banco Santander. Similar information regarding companies accounted by the equity method in the consolidated financial statements by the Bank is provided in Note 5.

Controlled by Banco Santander (Brasil) S.A.		Participation %
	Activity	Consolidated
Banco Bandepe S.A. (1)	Bank	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	99.99%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI) (18)	Financial	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio) (20)	Buying club	100.00%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (formerly named as Atual Companhia Securitizadora de Créditos Financeiros)(16)	Securitization	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM) (19)	Broker	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Other Activities	100.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Getnet S.A.) (21)	Payment Institution	100.00%
Sancap Investimentos e Participações S.A. (Sancap) (13)	Holding	100.00%
Santander Brasil Establecimiento Financiero de Crédito S.A. (EFC)	Financial	100.00%
Santander Holding Imobiliária S.A. (15)	Holding	100.00%
Santander Brasil Tecnologia S.A. (formerly named Produban Serviços de Informática S.A.) (7)	Technology	100.00%
Banco Hyundai Capital Brasil S.A. (formerly named BHJV Assessoria e Consultoria Empresarial Ltda.) (14)	Bank	50.00%
Rojo Entretenimento S.A. (8)	Other Activities	94.60%
BEN Benefícios e Serviços S.A (9)	Other Activities	100.00%
Esfera Fidelidade S.A. (6)	Other Activities	100.00%

Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.
Return Capital Serviços de Recuperação de Créditos e Meios Digitais S.A. (formerly named Ipanema Empreendimentos e Participações S.A.) (12)	Credit Management and Recovery Management	70.00%

Controlled by Return Capital Serviços de Recuperação de Créditos S.A. (formerly named Ipanema Empreendimentos e Participações S.A.)
Return Gestão de Recursos S.A. (formerly named Gestora de Investimentos Ipanema S.A.) (12)	Resource Manager	100.00%

Controlled by Getnet S.A.
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	100.00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia)	Other Activities	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	100.00%

Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Savings and annuities	100.00%
Evidence Previdência S.A. (2)	Social Securities	100.00%

Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super Pagamentos)	Payment Institution	100.00%
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) (4)	Bank	60.00%
Banco PSA Finance Brasil S.A.	Bank	50.00%

Controlled by Olé Consignado
BPV Promotora de Vendas e Cobrança Ltda.	Other Activities	100.00%
Olé Tecnologia Ltda.	Other Activities	100.00%

Controlled by Santander Leasing
Pi Distribuidora de Títulos e Valores Mobiliários S.A. (formerly named of Si Distribuidora de Títulos e Valores Mobiliários S.A.) (3)	Leasing	100.00%

Consolidated Investment Funds		Participation %
	Activity	Consolidated
Santander Fundo de Investimento Unix Multimercado Crédito Privado	Investment Fund	(a)
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	(a)
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	(a)
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado	Investment Fund	(a)
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	(a)
Santander Paraty QIF PLC (11)	Investment Fund	(a)
Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (16)	Investment Fund	(a)
Prime 16 – Fundo de Investimento Imobiliário (formerly named BRL V - Fundo de Investimento Imobiliário - FII) (10)	Real Estate Investment Fund	(a)
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI)	Investment Fund	(a)
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema V - Não Padronizado (Fundo Investimento Ipanema NPL V)	Investment Fund	(a)
Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos (5)	Investment Fund	(a)
Fundo de Investimento em Direitos Creditórios Atacado - Não Padronizado (FIDC NRA) (17)	Investment Fund	(a)

(a)    Entity over which the Bank is exposed or entitled to variable returns and have the ability to affect those returns through the decision-making authority, in accordance with IFRS 10 - Consolidated Financial Statements. Banco Santander and its subsidiaries hold 100% of the quotas of these Investment Funds.

(1)    The Extraordinary General Meeting held on December 7, 2018 approved a capital increase of R$ 2,000,000, from R$ 2,787,689 to R$ 4,787,689, through the issuance of 1,405,667 (one million, four hundred and five thousand, six hundred and sixty-seven) new nominative common shares with no par value. The shareholder Banco Santander subscribed all the new shares issued and paid in the shares corresponding to 50% of the capital increase. On September 16, 2019, the remaining 50% was paid in.
(2)    The Extraordinary General Meeting held on April 2, 2019 approved a capital increase of R$ 200,000 from R$ 250,000 to R$ 450,000 through the issuance of 12,987,012,987 new nominative common shares with no par value.

(3)    At the EGM held in May 3, 2018, the shareholders of Company approved its change into a securities distributing company, and the change of its corporate name to SI Distribuidora de Títulos e Valores Mobiliários S.A. The change process was approved by Bacen in November 21, 2018. At an Extraordinary General Meeting held on December 17, 2018, SI Distribuidora de Valores Mobiliários SA approved the change of its corporate name to PI Distribuidora de Títulos e Valores Mobiliários SA. The amendment process was approved by Bacen in January 22, 2019.

(4)    At the Extraordinary General Meeting held on February 9, 2018, the shareholders of Olé Consignado approved the capital increase of R$  120,000, from R$ 400,000 to R$ 520,000, through the issuance of 57,089,392 common and registered shares. without par value fully subscribed and paid-in by the shareholders on the date of the EGM, in proportion to their respective interests in the capital stock. The capital increase was approved by BACEN on March 15, 2018.

(5)    This fund was consolidated in November 2018.

(6)    Company incorporated on August 14, 2018 with the beginning of its activities in November 2018 (Note 2.c).

(7)    Company acquired on February 28, 2018, on the same date Produban Serviços de Informática S.A. had its corporate name changed to Santander Brasil Tecnologia S.A. At the Extraordinary General Meeting held on March 19, 2018, the capital increase of the Company was approved. Santander Brasil Tecnologia SA in the amount of R$ 4,000, through the capitalization of the dividend equalization reserve, without changing the number of shares, from R$ 91,048 to R$ 95,048, represented by 45,371,225 (forty-five million, three hundred and seventy one thousand, two hundred and twenty five) common shares, nominative and without par value.

(8)    Investment transferred from non-current assets held for sale (Note 4) in June 2018.

(9)    Company incorporated on June 11, 2018 (Note 2.e). The Extraordinary General Meeting held on March 27, 2019 approved a capital increase in the amount of R$ 49,999, from R$ 45,001 to R$ 90,000, through the issuance of 44,999,000 (forty-four million, nine hundred and ninety-nine thousand) new nominative common shares with no par value. Shareholder Banco Santander subscribed all the new shares issued and paid in the shares corresponding to 100% of the capital increase.

(10)  Banco Santander was a creditor of certain overdue loans that had certain properties as collateral. The operation to recover these credits consists of the contribution of the properties under guarantee to the capital of the Real Estate Investment Fund and consequent transfer of the quotas of the Fund to Banco Santander, through payment of the aforementioned credit operations.

(11)  Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Subfund, resident in Ireland, and both are fully consolidated in its Consolidated Financial Statements. In the Irish market, an investment fund can not act directly and, for this reason, it was necessary to create another structure (a sub-fund), Santander FI Hedge Strategies. Santander Paraty has no equity position, all of which are recorded in the financial position of Santander FI Hedge Strategies.

(12)  At the EGM held in July 12, 2018, was approved the change of its corporate name of Ipanema Empreendimentos e Participações S.A. to Return Capital Serviços de Recuperação de Créditos S.A. At an AGM held on July 12, 2018, was approved the change of its corporate name Gestora de Investimentos Ipanema S.A. to Return Gestão de Recursos S.A.

(13)  The Extraordinary General Meeting held on April 2, 2019 approved a capital increase of R$ 200,000 from R$ 347,135 to R$ 547,135 represented by 17,114,176,389 (seventeen billion, one hundred and fourteen million, one hundred and seventy six thousand three hundred eighty-nine) nominative common shares with no par value.

(14)  The pre-operating company BHJV Assessoria e Consultoria em Gestão Empresarial Ltda., was incorporated on April 11, 2018 and transformed into Banco Hyundai Capital Brasil S.A. on December 13, 2018. Aymoré CFI, a wholly owned subsidiary of Banco Santander, holds the effective operational control of the company (Note 5). At the EGM held on February 19, 2019, a capital increase of R$ 200,000 was approved, through the issue of 200,000,000 (two hundred million) new common shares, registered and without par value, with a capital stock of R$ 100,000 to R$ 300,000. The shares issued as a result of the capital increase were fully subscribed by the shareholders Aymoré Financiamentos CFI in the amount of R$ 100,000 and Hyundai Capital Services Inc. in the amount of R$ 100,000. On March 31, 2019, the company was consolidated in IFRS.

(15)  On May 14, 2019, Banco Santander and its wholly owned subsidiary Santander Holding Imobiliária S.A. entered into a binding document with the partners of Summer Empreendimentos Ltda. establishing the terms of the negotiation of purchase and sale of quotas representing the totality of Summer Empreendimentos' share capital. The conclusion of the transaction is subject to the implementation of conditions precedent to this type of transaction, including prior authorization by BACEN. The Extraordinary General Meeting held on April 18, 2019 approved a capital increase of R$ 86,000 from R$ 24,500 to R$ 110,500 through the issuance of 108,271,434 (one hundred and eight million, two hundred and seventy one thousand, four hundred and thirty-four) new nominative common shares with no par value.
The Extraordinary General Meeting held on May 30, 2019 approved a capital increase in the amount of R$ 119,162, from R$ 110,500 to R$ 229,662 through the issuance of 151,009,682 (one hundred and fifty one million, nine thousand, six hundred and eighty and two) new common shares, nominative and without par value, at the issue price of R$ 0.7891 per share. The Extraordinary General Meeting held on September 20, 2019 approved a capital increase of R$ 45,250, from R$ 229,662 to R$ 274,642 through the issuance of 57,894,063 (fifty-seven million, eight hundred and ninety-four thousand and sixty and three) new nominative common shares with no par value, at the issue price of R$ 0.7816 per share.
(16)  At the Extraordinary General Meeting held on January 31, 2019, a capital increase of R$ 100,000 was approved through the issuance of ninety-two million, one hundred and seventy-four thousand, three hundred and ninety-four, 92,174,394. ) new common shares, nominative and without par value, increasing the share capital from R$ 270,000 to R$ 370,000. The shares issued due to the capital increase were fully subscribed by the shareholder Banco Santander. The Extraordinary General Meeting held on June 25, 2019 approved a capital increase of R$ 375,000 from R$ 370,000 to R$ 745,000 through the issuance of 335,240,479 (three hundred and thirty five million, two hundred and forty thousand, four hundred and seventy-nine) new nominative common shares with no par value. The Extraordinary General Meeting held on July 25, 2019 approved a capital increase of R$ 100,000 from R$ 745,000 to R$ 845,000 through the issuance of 89,007,566 (eighty nine million, seven thousand, five hundred and sixty-six) new common shares, nominative and without par value. The Extraordinary General Meeting held on September 25, 2019 approved a capital increase of R$ 195,000 from R$ 845,000 to R$ 1,040,000 through the issuance of 171,775,899 (one hundred seventy one million, seven hundred seventy five thousand, eight hundred and ninety-nine) new nominative common shares with no par value.
(17)  This fund was consolidated in June 2019 and their quotas are held by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.
(18)  The Extraordinary General Meeting held on April 26, 2019 approved a capital increase of R$ 137,880 from R$ 726,561 to R$ 864,441 without the issue of new shares.
(19)  The Extraordinary General Meeting held on April 26, 2019 approved a capital increase of R$ 1,689, from R$ 296,000 to R$ 297,689 without the issue of new shares. The Extraordinary General Meeting held on August 15, 2019 approved a capital increase of R$ 60,000 from R$ 297,689 to R$ 357,689 without the issuance of new shares.
(20)  The Extraordinary General Meeting held on April 30, 2019 approved a capital increase of R$ 79,537, from R$ 95,349 to R$ 174,886, divided into 174,885,602 shares, with a par value of R$ 1.00 (one Brazilian real) each.
(21)  On February 25, 2019, Banco Santander acquired all the shares of Getnet SA's Minority Shareholders, corresponding to 11.5% of Getnet SA's share capital, pursuant to the “Share Purchase Agreement and Other Covenants of Getnet SA ”, approved by BACEN on February 18, 2019 (Note 2.b).

a) Put option of equity interest in Banco Olé Bonsucesso Consignado S.A.

On March 14, 2019, the minority shareholder of Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) formalized its interest to exercise the put option right provided in the Investment Agreement, executed on July 30, 2014, to sell its 40% equity interest in the capital stock of Olé Consignado to Aymoré CFI. The closing of the transaction is conditioned to implementation of the proceedings set forth in the Investment Agreement.

b) Acquisition of residual equity interest in Getnet S.A.

On December 19, 2018, Banco Santander and the Minority shareholders of Getnet S.A. executed an amendment to the Shares’ Sale and Purchase Agreement and Other Covenants of Getnet S.A., in which Banco Santander commits to acquire all of the Minority shareholders’ shares, corresponding to 11.5% of Getnet S.A. capital stock, per the amount of R$1,431,000. The acquisition was approved by BACEN on February 18, 2019 and closed on February 25, 2019, as a consequence Santander Brasil has become the holder of 100% of the shares representatives of the capital stock of Getnet S.A.

c) Formation of Esfera Fidelidade S.A.

On August 14, 2018, Esfera Fidelidade was incorporated, with equity fully owned by Banco Santander. Esfera Fidelidade will act in the development and management of customer loyalty programs. On November 26, 2018, Esfera Fidelidade had its capital stock increased in the amount of R$10,000, amounting the full share capital of R$10,000, divided into 10,001,000 (ten million and one thousand) nominative common shares without par value, entirely held by Banco Santander. The company started its operation in November 2018.

d) Investment in Loop Gestão de Pátios S.A.

On June 26, 2018, Webmotors S.A., company with 70% interest indirectly owned by Banco Santander, signed an investment agreement with Allpark Empreendimentos, Participações e Serviços S.A. and Celta LA Participações S.A., in order to acquire an equity interest corresponding to 51% of the capital stock of Loop Gestão de Pátios S.A., through capital increase and issuance of new shares of Loop to be fully subscribed and paid-in by Webmotors. Loop operates in the segment of commercialization and physical and virtual auction of motor vehicles. On September 25, 2018, the transaction was completed with increase of the capital stock, in the amount of R$23,900, through issuance of shares representing 51% of equity interest in Loop, which were fully subscribed and paid-in by Webmotors.

e) Formation of BEN Benefícios e Serviços S.A.

On June 11, 2018, BEN Benefícios, with equity fully owned by Banco Santander, was incorporated, to act in the supply and administration of meal, food, transportation, cultural and similar vouchers, via printed or electronic and magnetic cards.

In the EGM held on August 1, 2018, BEN Benefícios had its capital increased in R$ 45,000, passing the capital stock to the amount of R$ 45,001, divided into 45,001,000 (forty-five million and one hundred thousand) registered common shares without par value, fully owned by Banco Santander.

In the EGM held on March 27, 2019, Santander Brasil approved the capital increase in the amount of R$44,999, totalizing R$90,000 of capital stock distributed into 90,000,000 (ninety million) common shares without par value, fully held by Santander Brasil.

BEN Benefícios started its activities in the first quarter of 2019.

f) Formation of Santander Auto S.A.

On December 20, 2017, Banco Santander and HDI Seguros S.A. (HDI Seguros), executed documents to form a partnership for the issuance, offering and sale of auto insurance, in a 100% digital way, through creation of a new insurance company - Santander Auto, to be held 50% by Sancap, a company controlled by Banco Santander, and 50% by HDI Seguros. On February 2, 2018 the partnership was approved by the Administrative Council of Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), on April, 30, 2018, was approved by the Brazilian Central Bank and, on May, 15, 2018, SUSEP's prior approval was obtained. On October 9, 2018, through transformation of the corporate vehicle L.G.J.S.P.E. Investments and Participations S.A., Sancap and HDI Seguros formed Santander Auto S.A., with capital of R$15,000. On January 9, 2019, Susep granted to Santander Auto the authorization to operate insurance throughout national territory. At the EGM held on July 30, 2019, the shareholders of Santander Auto SA approved the capital increase in the amount of R$ 14,000,000, summing the total value of R$ 29,000,000 distributed into 28,801,262 common shares without par value, held in the proportion of 50% by Sancap and 50% by HDI Seguros. Santander Auto started its operations on August 2019.

g) Formation of Gestora de Inteligência de Crédito S.A.

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito, were signed by the stockholders, whose control will be shared among the stockholders who will hold 20% of the its share capital each. In the EGM held on October 5, 2017, the capital increase of Gestora de Crédito was approved in the total amount of R$285,205, so that the capital stock increased from R$65,823 to R$351,028. The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Company began operations in 2019 on a partial basis (negative and positive), and the Bank estimates that it will be fully operational by the end of 2019.

h) Formation of Banco Hyundai Capital Brasil S.A.

On April 28, 2016, Aymoré CFI and Banco Santander executed with Hyundai Capital Services, Inc. (Hyundai Capital) the necessary documents for the formation of Banco Hyundai and an insurance brokerage company with the purpose to provide, respectively, auto finance and financial and insurance brokerage services to clients and dealers of Hyundai in Brazil.

h.i) Banco Hyundai Capital Brasil S.A

On April 11, 2018, the parties incorporated, with an equity interest of 50% held by Aymoré CFI and 50% held by Hyundai Capital, a non-operational entity named BHJV Assessoria e Consultoria em Gestão Empresarial Ltda. On May 8, 2018, Aymoré CFI and Hyundai Capital took resolution on the conversion of BHJV Assessoria into the non-operational joint-stock corporation named Banco Hyundai Capital Brasil S.A., as well as the capital stock increase in R$99,995, passing to the amount of R$100,000, divided into 100,000,000 (one hundred million) nominative common shares without par value. On December 13, 2018, the incorporation procedure of Banco Hyundai Capital Brasil S.A. was concluded.

In the EGM held on February 19, 2019, the shareholders of Banco Hyundai approved the capital increase in the amount of R$200,000, summing the total value of R$300,000 distributed into 300,000,000 (three hundred million) common shares without par value, held in the proportion of 50% by Aymoré CFI and 50% by Hyundai Capital.

On February 21, 2019, the authorization to operate  granted by Bacen for the functioning of Banco Hyundai was published in the Federal Official Gazette. Banco Hyundai began operations in April 2019.

h.ii) Hyundai Corretora de Seguros Ltda

On May 13, 2019, BACEN authorized Banco Santander to hold an indirect interest in a company to be incorporated under the name Hyundai Corretora de Seguros Ltda. (Hyundai Corretora). Hyundai Corretora was incorporated on July 22, 2019. In the First Amendment to the AOA held on August 15, 2019, the quotaholders of Hyundai Corretora decided to pay-in all of the two million (2,000,000) quotas representing the Company’s capital stock. On September 10, 2019 the company got the  registration of the company as insurance brokerage with SUSEP and estimates that it will be fully operational by the end of 2019.

i) Creation of PI Distribuidora de Títulos e Valores Mobiliários S.A.

On May 3, 2018, Santander Finance Arrendamento Mercantil S.A., an indirectly controlled subsidiary of Banco Santander, was converted into a distribution company of bonds and securities and had its corporate name changed to SI Distribuidora de Títulos e Valores Mobiliários S.A. The conversion process was approved by BACEN on November 21, 2018. On December 17, 2018, SI Distribuidora de Títulos e Valores Mobiliários S.A. had its corporate name changed to PI Distribuidora de Títulos e Valores Mobiliários S.A., being the corporate name change process approved by BACEN on January 22, 2019. The company started its operations on March 14, 2019.

3.            Financial assets

a) Breakdown by Category and Nature

The breakdown by nature and category for measurement purpose, of the Bank’s financial assets, except for the balances relating to “Cash and Balances with the Brazilian Central Bank” and “Hedging Derivatives”, at September 30, 2019 and December 31, 2018, is as follows:

	9/30/2019
			Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Financial Assets Measured At Amortized Cost	Total
	Financial Assets Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading
Balances With The Brazilian Central Bank	26,536,225	-	-	-	-	26,536,225
Loans and amounts due from credit institutions (2)	-	-	-	-	113,298,291	113,298,291
Of which:
Loans and amounts due from credit institutions, gross	-	-	-	-	113,311,564	113,311,564
Impairment losses (note 3-b.2)	-	-	-	-	(13,273)	(13,273)
Loans and advances to customers	-	-	-	-	306,095,436	306,095,436
Of which:
Loans and advances to customers, gross (1)	-	-	-	-	326,066,378	326,066,378
Impairment losses (note 3-b.2)	-	-	-	-	(19,970,942)	(19,970,942)
Debt instruments	3,550,878	44,983,618	-	92,981,739	51,649,720	193,165,955
Of which:
Debt instruments	3,550,878	44,983,618	-	92,981,739	54,183,723	195,699,958
Impairment losses (note 3-b.2)	-	-	-	-	(2,534,003)	(2,534,003)
Equity instruments	-	1,447,778	286,611	51,979	-	1,786,368
Trading derivatives	-	17,320,442	-	-	-	17,320,442
Total	30,087,103	63,751,838	286,611	93,033,718	471,043,447	658,202,717

						12/31/2018
	Financial Assets Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Financial Assets Measured At Amortized Cost	Total

Balances With The Brazilian Central Bank	40,540,054	-	-	-	-	40,540,054
Loans and amounts due from credit institutions (2)	-	-	-	-	91,820,690	91,820,690
Of which:
Loans and amounts due from credit institutions, gross	-	-	-	-	91,834,251	91,834,251
Impairment losses (note 3-b.2)	-	-	-	-	(13,561)	(13,561)
Loans and advances to customers	-	-	619,180	-	301,072,207	301,691,387
Of which:
Loans and advances to customers, gross (1)	-	-	619,180	-	321,314,010	321,933,190
Impairment losses (note 3-b.2)	-	-	-	-	(20,241,803)	(20,241,803)
Debt instruments	3,171,746	50,066,469	-	85,395,691	36,799,509	175,433,415
Of which:
Debt instruments	3,171,746	50,066,469	-	85,395,691	39,513,460	178,147,366
Impairment losses (note 3-b.2)	-	-	-	-	(2,713,951)	(2,713,951)
Equity instruments	-	766,333	298,297	40,986	-	1,105,616
Trading derivatives	-	18,019,512	-	-	-	18,019,512
Total	43,711,800	68,852,314	917,477	85,436,677	429,692,406	628,610,674

(1)   On September 30, 2019, the amount recorded in “Loans and advances to customers” related to loan portfolio assigned is R$79,941 (12/31/2018 – R$122,271), and R$79,332 (12/31/2018 – R$126,906) of “Other financial liabilities - Financial Liabilities Associated with Assets Transfer”.

(2)   In 2019 and 2018, the balances related to reserve requirements on time deposits were reclassified from Cash and Balances With The Brazilian Central Bank to Loans and other credit institutions for better presentation and, consequently, the respective comparative balances were reclassified.

b) Valuation adjustments for impairment of financial assets

b.1) Financial Assets Measured at Fair Value through Other Comprehensive Income

As indicated in Note 2.c.II of the consolidated financial statements of the Bank for the year ended December 31, 2018, changes in the carrying amounts of financial assets and liabilities are recognized in the consolidated income statement. Except in the case of Financial Assets Measured At Fair Value Through Other Comprehensive Income, whose changes in value are recognized temporarily in

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Amounts in thousands of Brazilian Real - R$, unless otherwise stated

consolidated stockholders' equity under “Other Comprehensive Income”.

Charge or credit to the “Other Comprehensive Income” as a result of the fair value measurement, remain in the Bank's consolidated stockholders' equity until the related assets are write-off, whereupon they are accounted to the consolidated income statement. As part of the process of fair value measurement, when there is objective evidence that the financial instruments are impaired, the amounts are no longer recognized in equity under “Financial Assets Measured at Fair Value through Other Comprehensive Income” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

On September 30, 2019 the Bank analyzed the changes in fair value of the various assets comprising this portfolio and concluded that, at that date, there were no significant differences whose origin could be considered to arise from permanent impairment. Accordingly, the total of the changes in the fair value of these assets are presented under “Other Comprehensive Income”. The changes in the balance of valuation adjustments in the interim period are recognized in the Consolidated Statements of Comprehensive Income.

b.2) Financial Assets Measured At Amortized Cost - Loans, amounts due from credit institutions and advances to customers

The changes in the balance of the allowances for impairment losses on the assets included under inancial “Assets Measured At Amortized Cost - Loans, amounts due from credit institutions and advances to customers” for the nine-month period ended September 30, 2019 and 2018 were as follows:

1/01 to 9/30/2019
Balance at beginning of the period	22,969,315
Provision for losses on financial assets and recovery of loans written off for loss – Loans and receivables	10,467,110
Write-off of impaired balances against recorded impairment allowance	(10,918,207)
Balance at end of the period (Note 3.a)	22,518,218
Provision for contingent liabilities (note 9.a)	548,664
Total balance of allowance for impairment losses, including provisions for contingent liabilities	23,066,882
Loans written-off recovery	830,220
1/01 to 9/30/2018
Balance at beginning of the period (in 1/01/2018 after the IFRS 9 first adoption)	20,723,062
Provision for losses on financial assets and recovery of loans written off for loss – Loans and receivables	9,750,980
Write-off of impaired balances against recorded impairment allowance	(8,239,348)
Balance at end of the period (Note 3.a)	22,234,694
Provision for contingent liabilities (note 9.a)	695,022
Total balance of allowance for impairment losses, including provisions for contingent liabilities	22,929,716
Loans written-off recovery	605,865

Considering these amounts recognized in “Impairment losses charged to income” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets measured at amortized cost” (classified previously at Impairment losses on financial assets - loans and receivables) amounted to R$ 9.636.890  and R$ 9.145.115  in the period ended September 30, 2019 and 2018, respectively.

On September 30, 2019, the balance of Provision for losses in IFRS 9 segregated in stages was represented: Stage 1 - 20%, Stage 2 - 11% and Stage 3 - 69%. As of September 30, 2018, there were no significant changes in the segregation of stages, when compared to the percentages perceived at Initial Adoption (Note 1.c.1.iii).

c) Impaired assets

A financial asset is considered impaired when there is objective evidence that events have occurred which: (i) give rise to an adverse impact on the future cash flows that were estimated at the transaction date, in the case of debt instruments (loans and debt securities); (ii) mean that their carrying amount cannot be fully recovered, in the case of equity instruments; (iii) arising from the violation of terms of loans, and (iv) during the Bankruptcy process.

Detail of the changes in the balance of the financial assets classified as "Loans and advances to customers" considered to be impaired due to credit risk in the nine-month period ended September 30, 2019 and 2018 is as follows:

1/01 to 9/30/2019
Balance at beginning of the period	22,425,801
Net additions	11,009,495
Write-off of impaired balances against recorded impairment allowance	(10,918,207)
Balance at end of the period	22,517,089

1/01 to 9/30/2018
Balance at beginning of the period (in 1/01/2018 after the IFRS 9 first adoption)	19,847,987
Net additions	9,798,986
Write-off of impaired balances against recorded impairment allowance	(8,239,348)
Balance at end of the period (IFRS 9)	21,407,625

d) Provisions for contingent liabilities

The IFRS 9 requires that a provision for expected loan losses shall be registered for contracts of financial guarantees provided which had not been honored. It shall be measured and registered the provision expense that reflects the credit risk when the honor of these guarantees occurs and the client endorsed does not comply with its contractual obligations. Below is the movement of these provisions for the nine-month periods ended September 30, 2019 and 2018.

1/01 to 9/30/2019
Balances at the beginning of the period	626,267
Constitution of provisions for contingent liabilities	(77,603)
Balances at the end of period (Note 3.b.2)	548,664

1/01 to 9/30/2018
Balances at the beginning of the period (in 1/01/2018 after the IFRS 9 first adoption)	674,513
Constitution of provisions for contingent liabilities	20,509
Balances at the end of period (Note 3.b.2)	695,022

4.            Non-current assets held for sale

Non-current assets held for sale includes foreclosed assets.

On May 14, 2019, Banco Santander and its wholly owned subsidiary Santander Holding Imobiliária S.A. (“SHI”) entered into a binding document with the partners of Summer Empreendimentos Ltda. (“Summer”) establishing the terms of the negotiation of purchase and sale of quotas representing the totality of Summer's capital stock. The acquisition was approved by BACEN on September 16, 2019 and concluded on September 20, 2019, so that SHI now holds 99.999% and Banco Santander 0.001% of the shares representing Summer's capital stock. The Bank intends to sell this interest in the short term. Accordingly, the asset was recognized at acquisition cost, recorded under this caption, in the amount of R$42,245.

5.            Investments in associates and Joint Ventures

Jointly controlled

Banco Santander considers investments classified as jointly controlled when they possess a stockholders' agreement, which sets the strategic financial and operating decisions requiring the unanimous consent of all investors.

Significant Influence

Associates are entities over which the Bank is in a position to exercise significant influence (significant influence is the power to participate in the financial and operating policy decisions of the investee) but it does not control or has joint control over those policies.

a) Breakdown

			Participation %
Jointly Controlled by Banco Santander	Activity	Country	9/30/2019	12/31/2018
Banco RCI Brasil S.A.	Bank	Brazil	39.89%	39.89%
Norchem Participações e Consultoria S.A. (1)	Other Activities	Brazil	50.00%	50.00%
Cibrasec - Companhia Brasileira de Securitização (1)(2)	Securitization	Brazil	0.00%	9.72%
Estruturadora Brasileira de Projetos S.A. - EBP (1)(2)(3)	Other Activities	Brazil	11.11%	11.11%
Gestora de Inteligência de Crédito (2)	Credit Bureau	Brazil	20.00%	20.00%
Campo Grande Empreendimentos (6)	Other Activities	Brazil	25.32%	25.32%
Banco Hyundai Capital Brasil S.A. (7)	Bank	Brazil	50.00%	50.00%
Santander Auto S.A. (8)	Other Activities	Brazil	50.00%	50.00%
Jointly Controlled by Santander Corretora de Seguros
Webmotors S.A. (4)	Other Activities	Brazil	70.00%	70.00%
Tecnologia Bancária S.A. - TECBAN (1)	Other Activities	Brazil	19.81%	19.81%
PSA Corretora de Seguros e Serviços Ltda. (5)	Insurance Broker	Brazil	50.00%	50.00%
Hyundai Corretora de Seguros Ltda. (Hyundai Corretora) (9)	Insurance Broker	Brazil	50.00%	-
Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (1)	Other Activities	Brazil	21.75%	21.75%

(1)   Companies with a one-month lag for the calculation of equity equivalence. For accounting purposes of equity accounting, the position of August 31, 2019 was used on September 30, 2019.

(2)   Until July 23, 2019, the Bank had a stake of less than 20%, with no controlling block in Cibrasec, and the decisions were taken jointly by the shareholders. On July 24, 2019, all Cibrasec shares were sold. Company incorporated on April 14, 2017, which is in the pre-operating phase.

(3)   Pursuant to its Bylaws, EBP was constituted with the mission of carrying out projects that contributed to the Brazilian economic and social development for a period of 10 years. Following the completion of the established schedule, EBP terminates its activities in 2018. The full dissolution and settlement of the EBP were resolved at the Extraordinary General Meeting held on January 29, 2018.

(4)   Although the shareholding is higher than 50%, in accordance with the shareholders' agreement, the control is shared by Santander Corretora de Seguros  and Carsales.com Investments PTY LTD. (Carsales).

(5)   In accordance with the shareholders' agreement, the control is shared by Santander Corretora de Seguros and PSA Services LTD.

(6)   Participation resulting from the credit recovery of Banco Comercial e de Investimentos Sudameris S.A., incorporated in 2009 by Banco ABN AMRO Real S.A., which in the same year was incorporated by Banco Santander (Brasil) S.A., one of the partners of the Company. The partners are conducting the procedures to extinguish the company, which depends on the sale of a property. Once sold, the company will be liquidated and each partner will receive its share of the equity.

(7)   The pre-operating company BHJV Assessoria e Consultoria em Gestão Empresarial Ltda. Was incorporated on April 11, 2018 and transformed into Banco Hyundai Capital Brasil SA on December 13, 2018. Aymoré CFI, a wholly-owned subsidiary of Banco Santander, has the operational operational control of the company (Note 2). At the EGM held on February 19, 2019, the capital increase of R$ 200,000 was approved, through the issue of 200,000,000 (two hundred million) new common shares, registered with no par value, with a capital stock of R$ 100,000 to R$ 300,000. The shares issued as a result of the capital increase were fully subscribed by the shareholders Aymoré Financiamentos CFI in the amount of R$ 100,000 and Hyundai Capital Services Inc. in the amount of R$ 100,000. On March 31, 2019, the company was consolidated in IFRS.

(8)   Insurance company incorporated on October 9, 2018, by means of transformation of the corporate vehicle L.G.J.S.P.E. Empreendimentos e Participações S.A., submitted to Susep for authorization to operate. In accordance with the shareholders' agreement, control is shared by Sancap and HDI Seguros S.A. (Note 2.f). On July 31, 2019, the Extraordinary General Meeting approved the capital increase of Santander Auto SA in the amount of R $ 14,000 from R$ 15,000 to R $ 29,000 through the issuance of 13,801,262 (thirteen million, eight hundred one thousand two hundred and sixty-two) of new nominative common shares with no par value.

(9)   On July 22, 2019, the limited company Hyundai Corretora de Seguros Ltda. (Hyundai Corretora). Hyundai Corretora has capital in the amount of R$ 2,000 divided into 2. (two million) shares, with individual par value of R$ 1.00, fully subscribed and pending payment, divided between its partners Santander Corretora de Seguros, Investimentos e Serviços SA and Hyundai Capital Services, Inc. at a rate of 50% for each.

(*) The Bank has no guarantees granted to companies with joint control and significant influence.

(**) The Bank has no significant contingent liabilities with possible risk of loss related to investments for jointly controlled companies significant influence.

	9/30/2019
	Total assets	Total liabilities	Total profit/(loss)
Jointly Controlled by Banco Santander	13,333,253	11,742,803	117,980
Banco RCI Brasil S.A.	12,651,391	11,422,244	154,676
Norchem Participações e Consultoria S.A.	69,332	27,528	1,593
Estruturadora Brasileira de Projetos S.A. - EBP	35,085	301	1,571
Gestora de Inteligência de Crédito	547,973	291,853	(39,367)
Santander Auto S.A.	29,472	877	(493)
Jointly Controlled by Santander Corretora de Seguros	2,824,495	1,583,626	91,708
Webmotors S.A.	467,851	30,563	46,259
Tecnologia Bancária S.A. - TecBan	2,351,590	1,551,840	44,690
PSA Corretora de Seguros e Serviços Ltda.	3,039	1,219	747
Hyundai Corretora de Seguros Ltda. (Hyundai Corretora)	2,015	3	12
Significant Influence of Banco Santander	125,816	28,717	2,038
Norchem Holding e Negócios S.A.	125,816	28,717	2,038
Total	16,283,564	13,355,146	211,726

	12/31/2018
	Total assets	Total liabilities	Total profit/(loss)
Jointly Controlled by Banco Santander	10,500,055	8,755,688	80,954
Banco RCI Brasil S.A.	9,849,508	8,679,715	115,928
Norchem Participações e Consultoria S.A.	79,633	27,423	2,240
Cibrasec - Companhia Brasileira de Securitização	80,300	3,893	1,989
Estruturadora Brasileira de Projetos S.A. - EBP	33,389	176	(9,151)
Gestora de Inteligência de Crédito	338,382	42,894	(32,328)
Banco Hyundai Capital Brasil S.A.	103,703	1,557	2,166
Santander Auto S.A.	15,140	30	110
Jointly Controlled by Santander Corretora de Seguros	2,463,262	1,573,082	9,703
Webmotors S.A.	221,313	60,905	43,751
Tecnologia Bancária S.A. - TecBan	2,238,156	1,510,794	(34,976)
PSA Corretora de Seguros e Serviços Ltda.	3,793	1,383	928
Significant Influence of Banco Santander	123,959	27,714	2,690
Norchem Holding e Negócios S.A.	123,959	27,714	2,690
Total	13,087,276	10,356,484	93,347

	Investments
	9/30/2019	12/31/2018
Jointly Controlled by Banco Santander	580,873	613,366
Banco RCI Brasil S.A.	490,319	458,292
Norchem Participações e Consultoria S.A.	20,900	26,105
Cibrasec - Companhia Brasileira de Securitização	-	7,298
Estruturadora Brasileira de Projetos S.A. - EBP	3,865	3,690
Gestora de Inteligência de Crédito	51,225	59,098
Campo Grande Empreendimentos	255	255
Banco Hyundai Capital Brasil S.A. (1)	-	51,073
Santander Auto S.A.	14,309	7,555
Jointly Controlled by Santander Corretora de Seguros	460,961	419,016
Webmotors S.A.	306,101	273,721
Tecnologia Bancária S.A. - TECBAN	152,944	144,090
PSA Corretora de Seguros e Serviços Ltda.	910	1,205
Hyundai Corretora de Seguros Ltda. (Hyundai Corretora)	1,006	-
Significant Influence of Banco Santander	21,119	20,933
Norchem Holding e Negócios S.A.	21,119	20,933
Total	1,062,953	1,053,315

	Results of Investments
	7/01 to 9/30/2019	7/01 to 9/30/2018	1/01 to 9/30/2019	1/01 to 9/30/2018
Jointly Controlled by Banco Santander	18,627	18,607	54,626	38,826
Banco RCI Brasil S.A.	22,832	18,379	61,700	42,622
Norchem Participações e Consultoria S.A.	206	262	796	890
Cibrasec - Companhia Brasileira de Securitização	-	80	75	187
Estruturadora Brasileira de Projetos S.A. - EBP	119	27	175	(1,042)
Gestora de Inteligência de Crédito	(4,217)	(141)	(7,873)	(3,831)
Santander Auto S.A.	(313)	-	(247)	-
Jointly Controlled by Santander Corretora de Seguros	17,434	4,539	41,614	16,962
Webmotors S.A.	12,489	8,066	32,382	21,961
Tecnologia Bancária S.A. - TECBAN	4,795	(3,556)	8,853	(5,309)
PSA Corretora de Seguros e Serviços Ltda.	144	29	373	310
Hyundai Corretora de Seguros Ltda. (Hyundai Corretora)	6	-	6	-
Significant Influence of Banco Santander	160	121	443	441
Norchem Holding e Negócios S.A.	160	121	443	441
Total	36,221	23,267	96,683	56,229

(1)     Banco Hyundai was consolidated in march 31, 2019.

b) Changes

Changes in the balance of interests in associates and joint ventures in the nine-month periods ended December 30, September 2019 and 2018, were as follows:

	1/01 to 9/30/2019		1/01 to 9/30/2018
	Joint Control	Significant Influence	Joint Control	Significant Influence
Balance at beginning of period	1,032,382	20,933	845,704	20,860
Equity in earnings of subsidiaries	96,240	443	55,788	441
Add / Lower	(57,327)	-	62,068	-
Dividends proposed / received	(19,367)	(257)	(20,810)	(512)
Adjustment to market value	(16,153)	-	(640)	-
Other Comprehensive Results	-	-	21,250	-
Jointly Controlled Capital Increase	7,000	-	36,051	-
Others	(941)	-	(2,346)	-
Balance at end of period	1,041,834	21,119	997,065	20,789
Total Investments		1,062,953		1,017,854

c) Impairment losses

There are no impairment losses with respect to investments in associates and joint ventures for the period ended September 30, 2019 and December 31, 2018.

d) Other information

Details of the main subsidiaries not consolidated by Banco Santander:

- Banco RCI Brasil S.A.: Company incorporated as a joint stock company with headquarters in Paraná, its main purpose is to the practice of investment, leasing, credit, financing and investment operations, with the purpose of sustaining the Renault and Nissan automotive brands in the Brazilian market, with operations mainly focused on the financing and leasing to the final consumer. It is a member financial institution of the RCI Banque Group and the Conglomerate Santander, and its operations are conducted in the context of a set of institutions that operate in the financial. Under the Shareholders' Agreement, the main decisions that impact this company are taken jointly between Banco Santander and other controlling shareholders.

-Webmotors S.A.:  Company incorporated as a privately held company, headquartered in São Paulo, whose purpose is to the elaboration, implementation and / or availability of electronic catalogs, space, product, services or means for the marketing of automotive related products and / or services on the Internet through the website www.webmotors.com.br (owned by Webmotors) or other means related to e-commerce activities and other Internet uses or applications, as well as equity interests in other companies and the management of businesses and related enterprises. It is a member of the Santander Economic and Financial Conglomerate (Santander Conglomerate) and Carsales.com Investments PTY LTD (Carsales), and its operations are conducted in the context of a number of institutions act integrally. According to the Shareholders' Agreement, the main decisions that impact this company are taken in between Banco Santander and other controlling shareholders.

6.            Tangible assets

a) Changes

Changes in the Tangible assets balances for the nine months period ended September 30, 2019 and 2018, are as follows:

	Land and buildings	Data Processing Systems	Furniture and equipment of use and vehicles	Property Lease	Works in progress and others	Total
Balance as of December 31, 2018	2,004,335	913,613	3,669,344	-	1,683	6,588,975
Initial Adoption IFRS 16 (Note 1.b)	-	-	-	2,465,750	-	2,465,750
Balances as of Januray 1, 2019	2,004,335	913,613	3,669,344	2,465,750	1,683	9,054,725
Addition	85,279	588,374	734,236	-	373	1,408,262
Write-off	(1,271)	(6,269)	(73,261)	-	-	(80,801)
New leasing agreements	-	-	-	504,603	-	504,603
Leasing agreements cancellation	-	-	-	(47,817)	-	(47,817)
Depreciation of the period	(69,634)	(353,244)	(536,097)	(417,706)	-	(1,376,681)
Impairment / Reversal in the period	86	-	14,402	-	-	14,488
Transfers	4,055	4,003	26,057	-	-	34,115
Balances as of September 30, 2019	2,022,850	1,146,477	3,834,681	2,504,830	2,056	9,510,894

		Land and buildings	Data Processing Systems	Furniture and equipment of use and vehicles	Works in progress and others	Total
Balance as of December 31, 2017		2,016,815	996,519	3,492,790	3,759	6,509,883
Addition		5,894	155,925	656,995	60	818,874
Write-off		(8,611)	(19,294)	(68,894)	-	(96,799)
Depreciation of the period		(61,795)	(365,171)	(480,024)	-	(906,990)
Acquisition of entities (Note 2.a)		-	390	267	-	657
Impairment / Reversal in the period		-	-	(2,935)	-	(2,935)
Transfers		773	(16,044)	(68,453)	(3,759)	(87,483)
Corporate Restructuring (Note 2)		92,271	17,693	12,957	1,302	124,223
Balances as of September 30, 2018		2,045,347	770,018	3,542,703	1,362	6,359,430

b) Impairment losses

In the nine-month periods ended September 30, 2019 and 2018, no impairment was identified.

c) Tangible asset purchase commitments

On September 30, 2019, the Banco has R$ 70,2 million in contractual commitments for the acquisition of tangible assets (12/31/2018

- R$3,2 million).

7.            Intangible assets

a) Goodwill

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Amounts in thousands of Brazilian Real - R$, unless otherwise stated

Goodwill is the difference between the acquisition cost and the Bank's participation in the net fair value of assets, liabilities and contingent liabilities of the acquiree. When the difference is negative (negative goodwill), it is recognized immediately through profit or loss. In accordance with IFRS 3 Business Combinations, goodwill is stated at cost and is not amortized but tested annually for impairment or whenever there is an evidence of reduction on the recoverable value of the cash generating unit to which the goodwill was allocated. Goodwill is recognized at cost considering the accumulated  impairment losses. Impairment losses related to goodwill are not reversible. Gains and losses related to the sale of an entity include the carrying amount of goodwill relating to the entity sold.

The goodwill recorded is subject to impairment testing and has been allocated according to the operating segments (note 14).

Based on the assumptions described above, no impairment of goodwill was identified on September 30, 2019 and December 31, 2018.

	9/30/2019	12/31/2018
Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,217,565	27,217,565
Olé Consignado	62,800	62,800
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super)	13,050	13,050
Banco PSA Finance Brasil S.A.	1,557	1,557
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Santander Getnet)	1,039,304	1,039,304
Return Capital Serviços de Recuperação de Créditos S.A. (formerly named Ipanema Empreendimentos e Participações S.A.)	24,346	27,630
Santander Brasil Tecnologia S.A.	16,382	16,382
Total	28,375,004	28,378,288

Commercial Bank
12/31/2018
Key assumptions:
Basis for determining the recoverable amount
Period of the projections of cash flows (1)	5 years
Perpetual growth rate	5.1%
Discount rate (2)	13.6%

(1)   The projections of cash flow are prepared using Management´s growth plans and internal budget, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.

(2)   The discount rate is calculated based on the capital asset pricing model (CAPM). The discount rate before tax is 19.33%.

The impairment test was performed during the second semester of 2018. The goodwill is tested for impairment at the end of each year or whenever there is any indication of impairment. Over the nine-month period ended September 30, 2019, there was no evidence of impairment leading to the need to update the 2018 test prior to its regular realization.

In the goodwill impairment test, discount rates and perpetuity growth are the most sensitive assumptions for the calculation of present value (value in use) of future cash flows discounted to present value. With the variation of + 0.25% or -0.25% at these rates, future cash flows discounted to present value continue to indicate no impairment.

b) Other intangible assets

Changes in the other intangible assets for the nine months period ended September 30, 2019 and 2018 are as follows:

	IT developments	Other assets	Total
Balances as of December 31, 2018	1,556,870	83,830	1,640,700
Addition	726,088	4,191	730,279
Write-off	(182,352)	(122)	(182,474)
Transfers	222,985	-	222,985
Amortization	(377,236)	(14,541)	(391,777)
Impairment (1)	(2,251)	-	(2,251)
Balances as of September 30, 2019	1,944,104	73,358	2,017,462
Estimated Useful Life	5 years	Until 5 years

	IT developments	Other assets	Total
Balances as of December 31, 2017	1,734,866	102,921	1,837,787
Addition	494,854	177	495,031
Write-off	(415,302)	(56)	(415,358)
Transfers	321,765	34	321,799
Amortization	(378,858)	(14,435)	(393,293)
Impairment (1)	(305,864)	-	(305,864)
Additions by Company Acquisition	7	-	7
Corporate Restructuring (note 2)	72	-	72
Balances as of September 30, 2018	1,451,540	88,641	1,540,181
Estimated Useful Life	5 years	Until 5 years

(1)   In 2018, it refers to impairment loss of assets in the acquisition and development of software. The loss in the acquisition and development of software was recorded due to obsolescence function and disruption of these systems.

8.            Financial liabilities

a) Breakdown by nature and category

The breakdown by nature and category for purposes of measurement, of the Bank’s financial liabilities, other than “Hedging Derivatives”, as at September 30, 2019 and December 31, 2018 is as follows:

		9/30/2019
	Financial Liabilities Measured At Fair Value Through Profit Or Loss Held for Trading	Financial Liabilities Measured At Fair Value Through Profit Or Loss	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	-	108,180,575	108,180,575
Customer deposits	-	-	321,909,534	321,909,534
Marketable debt securities	-	-	76,886,763	76,886,763
Trading derivatives	21,032,536	-	-	21,032,536
Short positions	23,773,608	-	-	23,773,608
Debt Instruments Eligible to Compose Capital	-	-	10,684,870	10,684,870
Other financial liabilities (1)	-	4,221,053	49,422,874	53,643,927
Total	44,806,144	4,221,053	567,084,616	616,111,813
(1) Includes the effect of impacts of adopting IFRS 16.

		12/31/2018
	Financial Liabilities Measured at Fair Value in Results Retained for Trading	Financial Liabilities Measured at fair value through profit or loss	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	-	99,022,806	99,022,806
Customer deposits	-	-	304,197,800	304,197,800
Marketable debt securities	-	-	74,626,232	74,626,232
Trading derivatives	18,243,315	-	-	18,243,315
Subordinated liabilities	-	-	9,885,608	9,885,608
Short positions	32,695,677	-	-	32,695,677
Debt Instruments Eligible to Compose Capital	-	-	9,779,943	9,779,943
Other financial liabilities	-	1,946,056	49,782,780	51,728,836
Total	50,938,992	1,946,056	547,295,169	600,180,217

b) Composition and details

b.1) Deposits from the Brazilian Central Bank and Deposits from credit institutions

	9/30/2019	12/31/2018
Demand deposits (1)	549,339	709,605
Time deposits (2)	66,410,213	47,227,456
Repurchase agreements (3)	41,221,023	51,085,745
Of which:

Backed operations with Government Securities	33,817,515	44,107,979
Backed operations with Private Securities	7,403,508	6,977,766
Total	108,180,575	99,022,806

(1)   Non-interest bearing accounts.

(2)   It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lending, locally and abroad, and other foreign credit.

(3)   They refer, basically, to repurchase transactions with debentures of their own issuance.

b.2) Customer deposits

	9/30/2019	12/31/2018
Demand deposits
Current accounts (1)	22,435,922	18,853,519
Savings accounts	47,340,718	46,068,346
Time deposits	194,181,326	190,982,541
Repurchase agreements	57,951,568	48,293,394
Of which:
Backed operations with Private Securities (2)	7,399,385	6,977,766
Backed operations with Government Securities	50,552,183	41,315,628
Total	321,909,534	304,197,800

(1)   Non-interest bearing accounts.

(2)   Refers primarily to repurchase agreements backed by debentures own issue.

b.3) Marketable Debt securities

	9/30/2019	12/31/2018
Real Estate Credit Notes - LCI (1)	24,054,445	27,159,982
Eurobonds	7,366,982	4,516,647
Treasury Bills (2)	30,435,040	30,721,206
Agribusiness Credit Notes - LCA (3)	13,753,270	11,925,018
Guaranteed Real Estate Bill - LIG (4)	1,277,026	303,379
Total	76,886,763	74,626,232

Indexers:	National Currency	Foreign Currency

Treasury Bills	97% to 105,25% of CDI	-
	100% of IGPM	-
	100% of IPCA	-
	Pre-fixed: 5.72% to 17.29%	-
Real estate credit notes - LCI	80% to 98.5% of CDI	-
	Pre-fixed: 5.80% to 11.60%	-
	100% to 165% of IPCA	-
	100% of TR	-
Agribusiness credit notes - LCA	80% to 96% of CDI	-
LIG	94% to 98% of CDI
Eurobonds	15.7%	0.9% to 9%

(1)     LCI´s Mortgage bills are fixed-income securities backed by mortgage loans and secured by mortgage or collateral immobile. As of September 30, 2019, they mature between 2019 and 2026 (12/31/2018 - with maturity between 2019 and 2026).

(2)   The main features of the financial letters are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On September 30, 2019, the maturities are between 2019 to 2025 (12/31/2018 - they have a maturity between 2019 to 2025).

(3)   Agribusiness credit notes are fixed income securities in which the funds are used to promote agribusiness, indexed by the CDI. As of September 30, 2019, they have a maturity date between 2019 and 2023 (12/31/2018 - with maturity between 2019 and 2023).

(4)   Guaranteed Real Estate Bills are fixed-income securities backed by issuer-backed Real Estate and a pool of credits real estate separated from the other assets of the issuer. As of September 30, 2019, they mature between 2021 and 2022 (12/31/2018 – with maturity up to 2021).

The changes in the balance of Marketable debt instruments in the nine-month periods ended on September 30, 2019 and 2018 were as follows:

	1/01 to 9/30/2019	1/01 to 9/30/2018
Balance at beginning of the period	74,626,232	70,247,012
Issues	41,410,063	61,662,486
Payments	(43,268,103)	(64,025,363)
Interest	3,844,668	3,864,633
Exchange differences and other	273,903	2,641,557
Balance at end of the period	76,886,763	74,390,325

The Composition of "Eurobonds and other securities" is as follows:

				Interest	9/30/2019	12/31/2018
	Issuance	Maturity	Currency	Rate (p.a.)	Total	Total
Eurobonds	2017	2019	USD	LIBOR 3M + 1.00%	210,551	194,243
Eurobonds	2017	2024	USD	6,9% to 10,0%	675,083	639,275
Eurobonds	2018	2019	USD	Zero Coupon to 9%	297,599	855,035
Eurobonds	2018	2019	USD	LIBOR 3M + 0,95	-	19,386
Eurobonds	2018	2019	USD	LIBOR 1M + 1,5%	-	197,055
Eurobonds	2018	2020	USD	For 3,5%	38,371	34,776
Eurobonds	2018	2024	USD	6,6% to 6,7%	1,279,973	1,211,361
Eurobonds	2018	2025	USD	9.00%	1,282,410	1,287,821
Eurobonds	2019	2019	USD	1,1% to 4,0%	494,509	-
Eurobonds	2019	2019	USD	CDI + 6,4%	16,906	-
Eurobonds	2019	2020	USD	1,1% to 4,0%	2,981,975	-
Eurobonds	2019	2020	USD	CDI + 6,4%	3,396	-
Eurobonds	2019	2021	USD	CDI + 6,4%	3,025	-
Eurobonds	2019	2022	USD	Zero Coupon to 4%	2,381	-
Eurobonds	2019	2024	USD+BRL	2,8% to 3,8%	66,820	-
Eurobonds	2019	2026	USD	2.4%	51	-
Others					13,932	77,695
Total					7,366,982	4,516,647

b.4) Subordinated liabilities

The Composition of "Subordinated Liabilities" is as follows:

	Issuance	Maturity	Issuance Value	Interest Rate (p.a.)	9/30/2019	12/31/2018

Tier I (1) (2)	jan-2014	No Maturity (Perpetual)	$3,000	7.375%	-	4,906,880
Tier II (1) (2)	jan-2014	jan-2024	$3,000	6.000%	-	4,978,728
Total					-	9,885,608

(1)   Subordinated deposit certificates issued with yield paid at the end of the term together with the principal.

(2)   On December 18, 2018, the Bank issued an approval for the repurchase of Notes issued on January 29, 2014. This approval led to the reclassification of these instruments from the Series of Eligible Debt Instruments to Subordinated Debt Capital (Note 8.b.5) .

Changes in the balance of "Subordinated liabilities" for the period ended September 30, 2019 and 2018 were as follows:

	1/01 to 9/30/2019	1/01 to 9/30/2018
Balance at beginning of the period	9,885,608	519,230
Payments	(9,924,747)	(544,566)
Interest	39,139	25,336
Balance at end of the period	-	-

b.5) Debt Instruments Eligible to Compose Capital

On November 5, 2018, the Board of Directors approved the redemption of Tier I and Tier II Notes issued on January 29, 2014, in the total amount of US $ 2.5 billion. The repurchase was approved by the Central Bank on December 18, 2018. (Note 15.d)

In conjunction with the approval of the redemption of previous notes, the Board of Directors approved the issuance of which was held on November 8, 2018. Such issuance took the form of Notes issued abroad, in US dollars US $ 2.5 billion, for payment in Level I and Level II of the Reference Equity. The offer of these Notes was held outside Brazil and the United States of America for non-US Persons based on Regulation S under the Securities Act, having been fully paid up by Santander Spain, controlling shareholder of Banco Santander Brasil.

On December 18, 2018, the BACEN issued an approval for the Notes to comprise Tier I and Tier II of Banco Santander's Reference Equity as of such date. This approval led to the reclassification of these instruments from the line of Eligible Debt Instruments to Capital for Subordinated Debts

Details of the balance of Debt Instruments Eligible to Compose Capital referred to the issuance of equity instruments for the composition of Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan, are as follows:

	Issuance	Maturity	Issuance Value	Interest Rate (p.a.)(1)	9/30/2019	12/31/2018

Tier I (2)	nov-18	No Maturity (Perpetual)	$1.250	7.250%	5,353,606	4,893,668
Tier II (2)	nov-18	nov-28	$1.250	6.125%	5,331,264	4,886,275
Total					10,684,870	9,779,943

(1)    Interest paid semiannually, as of May 8, 2019.

(2)    The debts were made at the Cayman Agency with no incident of income tax.

Notes have the following common characteristics:

(a) Unit value of at least US$ 150 thousand and in integral multiples of US$ 1 thousand in excess of such minimum value;

(b) The Notes may be repurchased or redeemed by Banco Santander after the fifth (fifth) anniversary as of the date of issue of the Notes, at the sole discretion of the Bank or due to changes in the tax law applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

Changes in the balance of "Debt Instruments Eligible to Compose Capital" for the nine-month period ended on September 30, 2019 and 2018 were as follows:

	1/01 to 9/30/2019	1/01 to 9/30/2018
Balance at beginning of the period	9,779,943	8,436,901
Interest payment Tier I (1)	282,001	209,587
Interest payment Tier II (1)	238,243	171,057
Foreign exchange variation	713,575	1,888,237
Payments of interest - Tier I	(178,278)	(280,815)
Payments of interest - Tier II	(150,614)	(302,820)
Balance at end of the period	10,684,870	10,122,147

(1)   The remuneration of interest relating to the Debt Instruments Eligible to Compose Capital Tier I and II was recorded against income for the period as "Interest expense and similar charges".

9.            Provisions

a) Breakdown

	9/30/2019	12/31/2018
Provisions for pension funds and similar obligations (1)	4,874,101	3,357,654
Provisions for judicial and administrative proceedings, commitments and other provisions	11,213,367	11,338,244
Judicial and administrative proceedings under the responsibility of former controlling stockholders	102,902	605,638
Judicial and administrative proceedings	9,869,754	9,507,240
Of which:
Civil	3,518,360	3,377,338
Labor	3,785,711	3,819,107
Tax and Social Security	2,565,683	2,310,795
Provision for contingent liabilities (Note 3 b.2)	548,664	626,267
Other provisions	692,047	599,099
Total	16,087,468	14,695,898

(1) In the year ended December 31, 2018, there was an increase in the cost contribution established for a post-employment benefit plan, which is calculated as a percentage of the total monthly compensation of the members. The increase in the contribution resulted in a decrease in the past service cost, due to changes in the plan. The envisaged changes implied a reduction in the present value of the obligations of the defined benefit plan, which is supported by actuarial valuations. In the Consolidated Statements of Income, this amount was recorded under Provisions (Net).

b) Provisions for civil, labor, tax and social security contingencies

Banco Santander and its subsidiaries are part of lawsuits and administrative tax and social security natere, labor and civil proceedings arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity, lawsuits historic and company´s assessment of lawsuit losses based on the opinions of internal and external legal advisors. Banco Santander has the policy to fully provision the lawsuits for which the loss assessment is considered probable. The legal obligation of tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses derived from lawsuits and administrative proceedings.

b.1) Lawsuits and Administrative Tax and Social Security

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

• PIS and Cofins - R$3,728,064 (12/31/2018 - R$3,632,467): Banco Santander and its subsidiaries filed lawsuits seeking to eliminate the application of Law 9,718 / 1998, which modified the calculation basis of PIS and Cofins so that levied on all revenues of legal entities and not only on those arising from the provision of services and the sale of goods. In relation to the Banco Santander case, on April 23, 2015, a decision of the Supreme Federal Court (STF) was issued admitting the Extraordinary Appeal filed by the Federal Government concerning PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Prosecution regarding Cofins. Both appealed this decision, without any success, so that the suit relating to Cofins is defined, ruling the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. Pursuant to the STF, Banco Santander's PIS and the PIS and Cofins of other subsidiaries are pending final judgment.

Main lawsuits and administrative proceedings with probable loss risk

Banco Santander and its subsidiaries are parties to legal and administrative proceedings related to tax disputes and social security, which are classified based on the opinion of the legal advisors as a risk of probable loss, recorded in Provisions line.

The main topics discussed in these lawsuits are:

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$741,095 (12/31/2018 – R$729,919):  in May 2003, the Federal Revenue Service of Brazil issued an assessment notice in Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another self at Banco Santander Brasil SA The subject of the case was the collection of CPMF on transactions carried out by Santander DTVM in the administration of its clients' funds and compensation services provided by the Bank to Santander DTVM, which occurred during the years in 2000, 2001 and 2002. In June 2015, the defenses were assessed with unfavorable decisions at the administrative level (CARF). On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to annul both tax debts. The referred action was dismissed unfounded and, currently, awaits judgment in the Federal Regional Court (TRF 3). On September 30, 2019  totaled R$1,484,838 million. Based on the assessment of the legal advisors, a provision was recorded to cover the loss considered probable in the lawsuit.

• Social Security Contribution (INSS) - R$282,080 (12/31/2018 – R$273,233): Banco Santander and its subsidiaries got into lawsuits and administrative proceedings to challenge the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

• Tax on Services (ISS) - financial institutions – R$223,208 (12/31/2018 - R$228,403): Banco Santander and its subsidiaries filed lawsuits and administrative proceedings to challenge some municipalities collection of ISS on certain revenues derived from transactions not usually classified as services (Note 9.b.4 - Possible Loss Risk).

b.2) Lawsuits and Administrative Proceedings - Labor Contingencies

These are lawsuits filed by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the payments and successes historic. Claims that do not fit the previous criteria have their provisions constituted according to individual assessment performed, and provisions being constituted based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

b.3) Civil judicial and administrative proceedings

These contingencies are generally caused by: (1) Lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) lawsuits deriving of financing agreements, (3) lawsuits of execution; and (4) lawsuits of indemnity by loss and damage. For civil lawsuits considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are provisioned according to individual assessment performed, and provisions are based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

The main processes with the classification of risk of loss as probable are described below:

• Lawsuits for indemnity - seeking indemnity for material and emotional damage, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criteria are provisioned according to the individual assessment made, being the provisions recognized based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

• Economic Plans -  Lawsuits filed by savings accountholders, related to supposed inflation purge arising from the Economic Plans (Bresser, Verão, Collor I and II), based on the understanding that such plans violated acquired rights relating to the application of inflation indexes on Saving Accounts, Lawsuits Deposits and Time Deposits (CDB). Provisions arising from such lawsuits are recorded based on the individual evaluation of loss made by external legal consultants.

Banco Santander is also party in public class lawsuits on the same matter filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. The provision is made for the lawsuits with the classification of risk as probable, based on the individual execution orders. The STF is still analyzing the subject. There are favorable decisions to Banks at the STF with regard to a economic phenomenom similar to the savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

However, the Supreme Court´s jurisprudence has not come to a conclusion regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the lastly court prior to the Supreme Court ("STJ") had decided that the deadline for the filing of civil lawsuits that argue the government's purge is five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority lawsuits, as they were filed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to become party on the public civil litigations, is also five years, counted from the final unappealable sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the legal basis.

At the end of 2017, the General Union Law (AGU), Bacen, Institute of Consumer Protection (Idec), the Brazilian Front of the Moneysavers (Febrapo), the Brazilian Banks Federation (Febraban) have signed an agreement with the purpose to close all lawsuits related to Economic Plans.

The discussions focused on the definition of the amount that would be paid to each person according to the oustanding balance in the saving account.

The total value of the payments will depend on the number of accessions, as well as on the number of savers who have proved in court the existence of the account and the balance on the anniversary date of the index changes. The term of agreement negotiated between the parties was approved by the STF.

Management considers that the provisions set up are sufficient to cover the risks involved with the economic plans, considering the approved agreement.

b.4) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified with Loss Risk as Possible:

Refer to lawsuits and administrative proceedings involving tax, labor and civil matters classified by legal counsels with loss risk as possible, which they were not recorded.

The tax lawsuits classification with loss risk as possible, totaled R$23,752 million, being the main lawsuits as follow:

INSS on Profit Sharing Payments (“PLR”) – Bank and the subsidiaries have several lawsuits and administrative proceedings arising from inquiries by tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of September 30, 2019 the amounts related to these proceedings totaled approximately R$5,114 million.

Tax Over Services (ISS) - Financial Institutions - Banco Santander and its subsidiaries discuss administrative and legal challenges for various municipalities to pay ISS on various revenues arising from operations that are usually not classified as services. As of September 30, 2019, the amounts related to these lawsuits amounted to approximately R$3,140 million.

Unrecognized Compensation – The Bank and its affiliates discuss administrative and legal proceedings with the Brazilian Federal Revenue, the not ratification of tax offsets with credits due to overpayment or undue payment. On September 30, 2019, the figure was R$3,475 million.

Goodwill amortization of Banco Real – the Brazilian Tax Authority issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The infraction notice was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. This decision will craft appealed before the CARF. As of September 30, 2019, the balance was approximately R$1,409 million.

CSLL Tax Losses- Tax assessment issued by the Brazilian Revenue Service, based on supposed excess utilization of Tax losses and negative basis of CSLL, of 2009 fiscal year, as result of the other previous assessments related to previous tax periods. There is no administrative decision yet. As of September 30, 2019, the amount involved was R$1,048 million.

Goodwill amortization of Banco Sudameris – the Brazilian Tax Authority have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012.  Banco Santander timely presented its appeals, which are pending. On September 30, 2019, the balance was approximately R$631 million.

Credit Losses - The bank and its subsidiaries contest the tax filings made by the IRS, alleging an improper deduction of losses on credit operations from the IRPJ and CSLL tax bases for allegedly not meeting the tasks of the usage times. As of September 30, 2019, the amount related to this discussion was approximately            R$604 million.

IRPJ and CSLL - Capital Gain - the Federal Tax Office of Brazil issued infraction notices against Santander Seguros, successor company of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005. The Federal Tax Authority of Brazil claims that capital gain in sales of shares from Real Seguros S.A and Real Vida Previdência  S.A. by AAB Dois Par should be taxed by the rate of 34% instead 15%. The assessment was contested administratively based on understanding that tax treatment adopted at the transaction was in compliance with tax laws and capital gain was taxed properly. The administrative lawsuit is awaiting trial. The Banco Santander is responsible for any adverse outcome in this lawsuit as former Zurich Santander Brasil Seguros e Previdência S.A. stockholder. As of September 30, 2019 the amount related to this proceeding is approximately R$306 million.

The labor claims with classification of loss risk as possible totaled R$243 million, excluding the lawsuits below:

Semiannual Bonus or PLR – An action was filed in 1998 by the Association of Retired Employees of Banespa (AFABESP) requesting the payment of a semi-annual bonus contemplated in the Banespa statute, which would only be carried out in the event Banespa made a profit and that the distribution of this profit was approved by the Administrative Council. The bonus was not paid in 1994 and 1995, since Banespa did not make a profit during those years. Partial payments were made from 1996 to 2000, as approved by the Board of Directors. The clause in question was removed from the statute in 2001. The Regional Labor Court and the Superior Labor Court ordered that Santander Brazil, as successor to Banespa, pay this semi-annual bonus for the period from 1996 to the present. On March 20, 2019, a decision of the Federal Supreme Court (STF) rejected the extraordinary appeal filed by the Bank. Santander Brasil shall file a rescission action and / or an appeal to reverse the decision in the main proceedings and suspend procedural enforcement, a preliminary decision was granted determining the suspension of execution of the decision rendered in the records of the main act. On June 2019, a decision of the Federal Supreme Court authorized the initial phase of judges’ settlement to ascertain the amounts involved. Whatever, the previous court decision prohibits the practices of any processual act including related to their execution and remains valid until Rescission Process judgement. Based on the opinion of its legal advisors, Management classifies the risk of loss as possible. The current court ruling does not define a specific amount to be paid by the defendants.

• Readjustment of Banesprev retirement complements by the IGPD-I - lawsuit filed in 2002 in Federal Court by the Association of Retired Employees of the Banco do Estado de São Paulo S.A. - Banespa, requesting the readjustment of the retirement supplementation by the IGPDI for Banespa retirees who have been admitted until May 22, 1975. The judgment granted the correction but only in the periods in which no other form of adjustment could be applied. The Bank and Banesprev have appealed this decision and although the appeals have not yet been judged, the Bank's success rate in this matter in the High Courts is around 90%. In Provisional Execution, calculations were presented by the Bank and Banesprev with "zero" result due to the exclusion of participants who, among other reasons, are listed as authors in other lawsuits or have already had some type of adjustment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

The liabilities related to civil lawsuits with classification of loss risk as possible totaled R$1,453 million, being the main lawsuits as follow:

• Indemnity lawsuit arising of the Banco Bandepe - related to mutual agreement on appeal to the Justice Superior Court (STJ - Superior Tribunal de Justiça);

• Indemnity lawsuit related to custody services - provided by Banco Santander (Brasil) S.A. at an early stage which was not handed down yet;

• Lawsuit arising from a contractual dispute - the acquisition of Banco Geral do Comércio S.A. on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo).

b.5) Judicial and administrative proceedings under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$102,112, R$212 and R$578 (12/31/2018 - R$598,544, R$327 and R$6,767), with responsibility of the former controlling stockholders of the bank and acquired entities. Based on the agreements signed  these lawsuits have guarantees of full reimbursement by the former controlling stockholders, and amounts reimbursable were recorded under other assets.

10.          Shareholders’ Equity

a) Share Capital

In accordance with the Bylaws, Banco Santander's share capital may be increased up to the limit of authorized capital, regardless of statutory reform, by resolution of the Board of Directors and by issuing up to 9,090,909,090 (nine billion, ninety million , nine hundred and nine thousand and ninety) shares, observing the legal limits established regarding the number of preferred shares. Any capital increase that exceeds this limit will require the approval of the shareholders.

The fully subscribed and paid-in capital is divided into registered book-entry shares with no par value.

						Thousand shares
			9/30/2019			12/31/2018
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	80,581	106,155	186,736	82,043	107,699	189,742
Foreign Residents	3,738,114	3,573,681	7,311,795	3,736,652	3,572,137	7,308,789
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Amounts in thousands of Brazilian Real - R$, unless otherwise stated

(-) Treasury shares	(15,844)	(15,844)	(31,688)	(13,317)	(13,317)	(26,634)
Total outstanding	3,802,851	3,663,992	7,466,843	3,805,378	3,666,519	7,471,897

b) Dividends and interest on capital

According to the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to relevant legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Prior to the annual stockholders meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on (i) balance sheets or earning reserves shown in the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, provided that the total dividends paid in each half of the fiscal year shall not exceed the amount of capital reserves. These dividends are fully attributed to the mandatory dividend.

The highlight of Dividends and Interest on Equity in 2019 is described below:

	9/30/2019
	Amount	Real per Thousand Shares / Units
		Common	Preferred	Units
Interest on Capital (1) (4)	1,000,000	127.5853	140.3438	267.9291
Interest on Capital (2) (4)	1,000,000	127.6399	140.4039	268.0438
Interest on Capital (3) (4)	1,000,000	127.6610	140.4271	268.0881
Total on September 30, 2019	3,000,000

(1) Approved by the Board of Directors on March 29, 2019, common shares - R$108.4475, preferred - R$119.2922 and Units - R$227.7397 net of taxes and were paid on May 28, 2019, without any remuneration as monetary restatement.

(2) Deliberated by the Board of Directors on June 28, 2019, common shares - R$108.4939, preferred - R$119.3433 and Units - R$227.8373 net of taxes and will be paid as of July 31, 2019, without any remuneration for monetary restatement.

(3) Deliberated by the Board of Directors on September 30, 2019, common shares - R$108.5119, preferred - R$119.3631 and Units - R$227.8749 net of taxes and will be paid as of October 30, 2019, without any remuneration for monetary restatement.

(4) Dividends and interest on capital will be fully attributed to the minimum mandatory dividends to be distributed by the Bank for the financial year 2019.

	9/30/2018
	Amount	Real per Thousand Shares / Units
		Common	Preferred	Units
Interest on Capital (1)(4)	600,000	76.3304	83.9634	160.2938
Interim Dividends (2)(4)	600,000	76.4956	84.1451	160.6407
Interest on Capital (3)(4)	600,000	76.4985	84.1484	160.6469
Total on September 30, 2018	1,800,000

(1)   Established by the Board of Directors in March 27, 2018, Common Shares - R$64.8808, preferred - R$71.3689 e Units - R$136.2497  net of taxes and paid in April 26, 2018, without any remuneration for monetary restatement.

(2)   Established by the Board of Directors in June 26, 2018, and paid as of July 27, 2018, with no monetary restatement paid on July 4, 2018 without any compensation as monetary correction.

(3)   Established by the Board of Directors in September 28, 2018, Common Shares - R$65.0237, preferred - R$71.5261 e Units - R$136.5498  net of taxes paid in October 26, 2018, without any monetary restatement remuneration.

(4)   The amount of dividends and interest on equity was fully attributed to the minimum mandatory dividends distributed by the Bank for the financial year 2018.

c) Treasury Shares

In the meeting held on November 1, 2018, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 1, 2017, the buyback program of its Units and ADRs, of issuance by the Banco Santander S.A. (Banco Santander or Company), directly or by its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 37,753,760 Units, representing 37,753,760 common shares and 37,753,760 preferred shares, or the ADRs, which, on December 31, 2018, corresponded to approximately 1% of the Bank’s share capital. On December 31, 2018, the Bank held 362,227,661 common shares and 390,032,076 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. Repurchase Program deadline is up to 12 months from November 6, 2018, ending November 5, 2019.

	9/30/2019	12/31/2018
	Quantity	Quantity
	Units	Units
Treasury shares at beginning of the period	13,317	1,773
Shares Acquisitions	5,608	15,816

Payment - Share-based compensation	(3,081)	(4,272)
Treasury shares at end of period	15,844	13,317
Subtotal - Treasury Shares	$638,789	$460,550
Emission Costs	$2,410	$882
Balance of Treasury Shares	$641,199	$461,432

Cost/Market Value	Units	Units
Minimum cost	R$ 7.55	R$ 7.55
Weighted average cost	R$ 31.71	R$ 28.59
Maximum cost	R$ 49.55	R$ 43.84
Market value	R$ 42.60	R$ 42.70

In the period ended in September 30, 2019, treasury shares were traded, that have resulted in gain of R$4,221 (9/30/2018 - loss of R$6,644) recorded directly in equity in capital reserves.

11.          Income Tax

The total income tax for the nine-month period can be reconciled to the accounting profit as follows:

	1/01 to 9/30/2019	1/01 to 9/30/2018
Operating Income before Tax	16,009,914	9,107,243
Interest on capital (1)	-	(1,200,000)
Operating Income before Tax	16,009,914	7,907,243
Tax (25% of Income Tax and 15% of Social Contribution)	(6,403,966)	(3,558,259)
PIS and COFINS (net of income tax and social contribution) (2)	(1,379,334)	(987,733)
Non - Taxable/Indeductible :
Equity instruments	38,673	25,303
Goodwill	(100,331)	(75,932)
Exchange variation - foreign operations (3)	1,410,372	3,504,172
Net Indeductible Expenses of Non-Taxable Income	1,391,636	256,490
Adjustments:
IR/CS Constitution on temporary differences	176,984	359,311
CSLL Tax rate differential effect (4) (5)	91,455	100,369
Others Adjustments	(111,782)	303,028
Income tax and Social contribution	(4,886,293)	(73,251)
Of which:
Current taxes (6)	(4,177,388)	(2,811,906)
Deferred taxes	(708,905)	2,738,655
Taxes paid in the period	(4,733,342)	(2,739,903)

(1) Amount distributed to shareholders as interest attributable to shareholders' equity. For accounting purposes, although interest should be reflected in the statement of income for tax deduction, the charge is reversed before the calculation of net income in the financial statements and deducted from shareholders' equity, since it is considered as a dividend. As of January 2019, pursuant to resolution nº 4,706, the amounts have the capital declared as a contra entry to the retained earnings account, by the net amount of the tax taxes (Note 1.k).

(2) PIS and COFINS are considered as components of the profit base (net of certain revenues and expenses); therefore, and in accordance with IAS 12, are accounted for as income taxes.

(3) Permanent differences related to the investment in subsidiaries abroad are considered as non-taxable / deductible (see details below).

(4) Effect of the rate differential for other non-financial corporations, with a social contribution rate of 9%.

(5) Includes the increase of the provisional CSLL rate (5%) from September 2015 to December 2018.

(6) Includes, mainly, the tax effect on revenues with judicial deposit updates and other income and expenses that do not fall as temporary differences.

Exchange Hedge of Grand Cayman, branch in Luxembourg and of the subsidiary Santander Brasil EFC

Banco Santander operates an agency in the Cayman Islands and Luxembourg, as well as a subsidiary called Brasil EFC, which are used primarily to raise funds in the international capital and financial markets, to provide the Bank with credit lines that are extended to its clients for financing to foreign trade and working capital.

To hedge exposure to exchange rate variations, the Bank uses derivatives and funding. Under Brazilian tax rules, gains or losses arising from the impact of the appreciation or devaluation of the Real on foreign investments are not taxable or deductible for PIS / Cofins / IR / CSLL purposes, while the gains or losses of the derivatives used as coverage are taxable or deductible. The purpose of these derivatives is to protect net income after taxes.

Tax distinct treatment from such exchange rate differences results in volatility in "Operating Income Before Tax" and "Income taxes". The following are the effects of the operations performed, as well as the total effect of the foreign exchange hedge for the nine-month periods ended September 30, 2019 and 2018.

	1/01 to 9/30/2019	1/01 to 9/30/2018
Exchange differences (net)
Result generated by the exchange rate variations on the Bank's investment in the Cayman, Luxemburg and EFC Branch	3,525,929	8,376,227
Gains (losses) on financial assets and liabilities
Result generated by derivative contracts used as hedge	(5,994,824)	(15,787,634)
Income Taxes
Tax effect of derivative contracts used as hedge - PIS / COFINS	57,168	406,456
Tax effect of derivative contracts used as hedge - IR / CS	2,411,727	7,004,951

12.          Breakdown of income accounts

a) Personnel expenses

	7/01 to 9/30/2019	7/01 to 9/30/2018	1/01 to 9/30/2019	1/01 to 9/30/2018
Salary	1,506,825	1,444,024	4,476,051	4,332,058
Social security costs	333,633	364,568	936,160	1,074,385
Benefits	391,193	356,250	1,117,780	1,050,825
Defined benefit pension plans	2,984	2,005	8,029	6,882
Contributions to defined contribution pension funds	29,681	32,869	106,187	109,204
Share-based payment costs	(5,192)	2,388	(1,455)	(4,904)
Training	14,242	19,818	41,898	42,720
Other personnel expenses	66,329	81,035	245,034	237,531
Total	2,339,695	2,302,957	6,929,684	6,848,701

b) Other administrative expenses

	7/01 to 9/30/2019	7/01 to 9/30/2018	1/01 to 9/30/2019	1/01 to 9/30/2018
Property, fixtures and supplies	180,872	321,633	545,906	998,810
Technology and systems	471,107	438,273	1,596,315	1,247,022
Advertising	143,697	141,768	426,791	365,814
Communications	120,714	150,433	355,455	348,982
Subsistence allowance and travel expenses	34,776	28,851	101,536	83,903
Taxes other than income tax	29,177	26,728	84,211	74,964
Surveillance and cash courier services	152,335	152,438	476,616	468,223
Insurance premiums	9,118	7,673	25,602	21,378
Specialized and technical services	565,024	83,599	1,554,344	1,436,754
Other administrative expenses	165,679	602,647	336,794	557,065
Total	1,872,499	1,954,043	5,503,570	5,602,915

13.          Share-based compensation

Banco Santander has long-term compensation programs linked to the market price performance of its shares. The members of Banco Santander's Executive Board are eligible to these plans, as well as the participants determined by the Board of Directors. The members of the Board of Directors only participate in such plans when hold positions on the Executive Board.

a) Global and Local Program

Below are the long-term compensation programs and their characteristics.

Program	Plan	Settlement Types	Vesting Period	Exercise/Settlement Period
Local	Long-Term Incentive Plan - Private Ultra High (1)	Money	Apr/2017 to Dec/19	In March/20 and March/21
Global	Global Long-Term – ILP CRDIV - Grant 2015 (2) (3)	Santander Global Group Shares	2015 to 2018	In March/2019 and March/2020
Local	Long-Term Incentive Plan – Technology	Santander Brasil Bank Shares	July/2019 and June/2022	In July/2022
Local	Long-Term Incentive Plan – Pi Investments	Santander Brasil Bank Shares	January/2019 and December/2021	In March/2022 and March/2023
Local	Long-Term Incentive Plan – Ben'	Santander Brasil Bank Shares	January/2019 and December/2021	In March/2022 and March/2023

(1) Aims the growth and profitability of the Private business and the recognition of the Participant's contribution.

(2) Subject to the achievement of the Santander Group's RTA performance indicator, comparing the Group's performance in this indicator with respect to the main global competitors.

(3) The Plans do not cause dilution of the Bank's capital stock, as they are paid in shares of Banco Santander Spain. In April 2019, the type of settlement of the Global grant 2015 programs was changed to cash.

a.1) Fair Value and Performance Parameters for Existing Plans

i.              Private Ultra High

Each participant has a target in Reais, if the indicators are reached, the target will be applied on the reference value, the first, paid in March 2020 and the second in March 2021.

Phase 1 (Reference Value)	Phase 2 (Calculation of the Incentive in Cash)
BAI (Private Ultra High Segment Income Tax Indicator) for 2017	BAI 50%
MOL - 25% (Private Ultra High Segment Net Margin Indicator)
AUM - 25% (Indicator Assets Under Management of Private Ultra High Segment)

ii.             CRDIV Global Long Term Incentive - Grants 2015

The agreed values of the ILP for each participant will be obtained from the verification of the achievement of indicators in two moments: first time to determine the eligibility (2015-2016) and a second time to calculate the number of actions due (2016, 2017 and 2018).

Phase 1	Phase 2
RTA (Total Return to Shareholder) versus Competitors	RTA versus Competitors
ROTE (Return on Tangible Capital) of the Bank versus Budget	ROTE Bank versus Budget
Employee Satisfaction
Clients Satisfaction
Business Bindings versus Budget

At the end of the indicator measurement period, Phase 1 reached 91.5% and Phase 2 reached 73.09%, resulting in the final achievement of the 66.88% plan.

Each executive had a target in Reais, which was converted into shares of Grupo Santander (SAN) for a price of R$45.49, which will be delivered in 2019 (SAN). Due to the Group's capital increase in July/2017, the number of shares defined for each participant was increased by 25,521 shares (approximately 1.5%).

The payment corresponding to the SAN shares was made in cash in March/2019 to the participants of the "Extended Group" (without lock-up) and for the participants of the Collective Identification will be held in March/2020, after the lock-up of 1 year

	Number of Shares	Granted Year	Employees	Data of Commencement of the Period	Data of Expiry of Period

2nd Long-Term Incentive Global Plan CRDIV - Grant 2015	1,775,049	2016	Directors	jan -15	dec -18
Delivered shares - March/2019 (without Lockup) (1)	(138,815)	2016	Directors	jan -15	dec -18
Canceled shares (Grant 2015)	(580,320)	2016	Directors	jan -15	dec -18
Balance Plans on September 30, 2019	1,055,914

(1)   Payment for the resulting shares was made in cash.

     iii.        Long-Term Incentive Plan – Technology

This is a retention plan for key positions launched in July 2019, where the participant must remain in employment until the date of payment to be entitled to receive it.

Each executive had a reference value defined in Reais, which was converted to Santander Brasil shares (SANB11) at the price of R$ 44.66, which will be delivered in July 2022, with a 1-year restriction.

Payment is subject to the application of the Malus/Clawback clauses, which may reduce or cancel the shares to be delivered in the event of breach of internal rules and exposure to excessive risk.

	Number	Grant	Employee	Start date of	End date of
	of shares	year	group	the exercise	the exercise
ILP Technology	123,158	2019	Directors	jul/19	jun/22
Balance Plans on September 30, 2019	123,158

    iv.        Long-Term Incentive Plan – Pi Investments

This is a retention plan for key positions launched in May/2019, where the participant must remain in employment until the payment date.

The agreed values of the ILP for each participant will be obtained from the determination of the achievement of indicators in two moments: 2020 and 2021.

Payment will be made in SANB11 shares, 50% in March 2022 and 50% in March 2023, with a lock-up of 1 year after each payment and is subject to the application of the Malus/Clawback clauses, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks.

Indicators 2020	Indicators 2021
Active Customers - Customers with average monthly balance	Active Customers - Customers with average monthly balance
Portfolio (AUM) - Distributed volume including account balance	Portfolio (AUM) - Distributed volume including account balance
-	Earnings Before Tax Indicator
Revenue 2020	Revenue 2021

     v.        Long-Term Incentive Plan – Ben'

This is a retention plan for key positions launched in May/2019, where the participant must remain in employment until the payment date.

The agreed values of the ILP for each participant will be obtained from the determination of the achievement of indicators in two moments: 2020 and 2021.

Payment will be made in SANB11 shares, 50% in March 2022 and 50% in March 2023, with a lock-up of 1 year after each payment and is subject to the application of the Malus/Clawback clauses, which may reduce or cancel the actions to be delivered in cases of non-compliance with internal rules and exposure to excessive risks.

Indicators
Number of Customers Corporate	Number of Customers Individual
Number of accredited establishments	Revenues
BAI

a.2) Impact on Results

The impacts on income are recorded in the Personnel Expenses line, as follows:

Plan	1/01 to 9/30/2019	1/01 to 9/30/2018
Long-Term Incentive Plan - Private Ultra High	-	(8,805)
Global Long-Term – ILP CRDIV - Grant 2014 and 2015	(59)	(4,291)

b) Variable Remuneration Referenced in Shares

The long-term incentive plan (deferral) sets out the requirements for the payment of future deferred installments of variable remuneration, taking into account long-term sustainable financial bases, including the possibility of applying reductions or cancellations due to risks assumed and fluctuations of the cost of capital.

Banco Santander's variable compensation plan is divided into 2 programs: (i) Identified Collective and (ii) Unidentified Collective.

Impacts on income are recorded in the Personnel Expenses, as follows:

			Consolidated
Program	Participants	Settlement Types	1/01 to 9/30/2019	1/01 to 9/30/2018
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in indexed cash to 100% of CDI and 50% in shares (Units SANB11)	(5,591)	10,097
Unidentified Collective	Management-level employees and employees who are benefited by the Deferral Plan	100% in indexed cash to 100% of CDI	(10,023)	16,640

For the year 2019, considering the leadership role and impact in the construction of the Bank that we want to be, the payment method of the variable remuneration of the Unidentified Collective and certain employees was changed, to include shares in the deferred portion.

14.          Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) For which discrete financial information are available.

Based on these guidelines the Bank has identified, the following reportable operating segments:

• Commercial Banking,

• Global Wholesale Banking,

The Bank has two segments, the commercial segment include individuals and companies (except for global corporate customers, which are dealt with within our Global Wholesale Banking segment)  Global Wholesale Banking segment includes the Investment Banking and Markets operations, including departments cash and stock trades.

The Bank operates in Brazil and abroad, through the Cayman branch and its subsidiary in Spain, with Brazilian clients and therefore has no geographical segments.

The income statements and other significant data are as follows:

	7/01 to 9/30/2019
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	10,743,281	550,234	11,293,515
Income from equity instruments	1,477	(162)	1,315
Income from companies accounted for by the equity method	36,221	-	36,221
Net fee and commission income	3,477,719	489,092	3,966,811
Gains (losses) on financial assets and liabilities and exchange differences (1)	(2,961,819)	293,813	(2,668,006)
Other operating income/(expenses)	(365,425)	(11,314)	(376,739)
TOTAL INCOME	10,931,454	1,321,663	12,253,117
Personnel expenses	(2,141,037)	(198,658)	(2,339,695)
Other administrative expenses	(1,762,744)	(109,755)	(1,872,499)
Depreciation and amortization	(587,364)	(24,188)	(611,552)
Provisions (net)	(627,204)	(4,916)	(632,120)
Net impairment losses on financial assets	(3,237,914)	77,887	(3,160,027)
Net impairment losses on other financial assets	14,249	(9,842)	4,407
Other financial gains/(losses)	12,092	-	12,092
OPERATING INCOME BEFORE TAX (1)	2,601,532	1,052,191	3,653,723
Hedge Cambial (1)	2,881,500	-	2,881,500
OPERATING INCOME BEFORE TAX (1)	5,483,032	1,052,191	6,535,223

	7/01 to 9/30/2018
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	10,330,234	726,729	11,056,963
Income from equity instruments	4,619	-	4,619
Income from companies accounted for by the equity method	23,267	-	23,267
Net fee and commission income	3,037,429	332,133	3,369,562
Gains (losses) on financial assets and liabilities and exchange differences (1)	(1,785,442)	182,763	(1,602,679)
Other operating income/(expenses)	(29,273)	(22,204)	(51,477)
TOTAL INCOME	11,580,834	1,219,421	12,800,255
Personnel expenses	(2,096,487)	(206,470)	(2,302,957)
Other administrative expenses	(1,819,540)	(134,503)	(1,954,043)
Depreciation and amortization	(412,158)	(24,996)	(437,154)
Provisions (net)	(729,308)	(17,796)	(747,104)
Net impairment losses on financial assets	(2,919,433)	(46,450)	(2,965,883)
Net impairment losses on other financial assets	(25,988)	(15,089)	(41,077)
Other financial gains/(losses)	4,994	-	4,994
OPERATING INCOME BEFORE TAX (1)	3,582,914	774,117	4,357,031
Hedge Cambial (1)	1,514,589	-	1,514,589
OPERATING INCOME BEFORE TAX (1)	5,097,503	774,117	5,871,620

	1/01 to 9/30/2019
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	31,378,511	1,690,611	33,069,122
Income from equity instruments	3,545	5,467	9,012
Income from companies accounted for by the equity method	96,683	-	96,683
Net fee and commission income	10,209,463	1,344,502	11,553,965
Gains (losses) on financial assets and liabilities and exchange differences (1)	(2,751,539)	878,998	(1,872,541)
Other operating income/(expenses)	(960,277)	(26,251)	(986,528)
TOTAL INCOME	37,976,386	3,893,327	41,869,713
Personnel expenses	(6,361,940)	(567,744)	(6,929,684)
Other administrative expenses	(5,140,576)	(362,994)	(5,503,570)
Depreciation and amortization	(1,698,718)	(69,740)	(1,768,458)
Provisions (net)	(1,892,589)	(11,522)	(1,904,111)
Net impairment losses on financial assets	(9,755,410)	118,520	(9,636,890)
Net impairment losses on other financial assets	31,841	(38,216)	(6,375)
Other financial gains/(losses)	(110,711)	-	(110,711)
OPERATING INCOME BEFORE TAX (1)	13,048,283	2,961,631	16,009,914
Hedge Cambial (1)	2,468,895	-	2,468,895
OPERATING INCOME BEFORE TAX (1)	15,517,178	2,961,631	18,478,809

	1/01 to 9/30/2018
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	29,343,425	1,854,165	31,197,590
Income from equity instruments	18,193	8,156	26,349
Income from companies accounted for by the equity method	56,229	-	56,229
Net fee and commission income	9,198,361	1,144,171	10,342,532
Gains (losses) on financial assets and liabilities and exchange differences (1)	(8,195,015)	932,177	(7,262,838)
Other operating income/(expenses)	(375,740)	(65,262)	(441,002)
TOTAL INCOME	30,045,453	3,873,407	33,918,860
Personnel expenses	(6,249,771)	(598,930)	(6,848,701)
Other administrative expenses	(5,314,754)	(288,161)	(5,602,915)
Depreciation and amortization	(1,223,417)	(76,866)	(1,300,283)
Provisions (net)	(1,442,059)	(39,989)	(1,482,048)
Net impairment losses on financial assets	(8,972,937)	(172,125)	(9,145,062)
Net impairment losses on non-financial assets	(410,593)	(44,002)	(454,595)
Other financial gains/(losses)	21,987	-	21,987
OPERATING INCOME BEFORE TAX (1)	6,453,909	2,653,334	9,107,243
Hedge Cambial (1)	7,411,407	-	7,411,407
OPERATING INCOME BEFORE TAX (1)	13,865,316	2,653,334	16,518,650

(1)   Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line.

	9/30/2019
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	673,855,711	79,406,781	753,262,492
Loans and advances to customers	243,107,867	62,987,569	306,095,436
Customer deposits	244,250,281	77,659,253	321,909,534

	12/31/2018
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	646,128,672	77,736,335	723,865,007
Loans and advances to customers	237,411,240	64,280,147	301,691,387
Customer deposits	227,689,079	76,508,721	304,197,800
15.          Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Amounts in thousands of Brazilian Real - R$, unless otherwise stated

Banco Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its stockholders'. The policy defines powers to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The transactions between the Bank with its related parties on September 30, 2019 and December 31, 2018, and for the period of nine months ended in September 30, 2019 and 2018, were as follows:

a) Key-person management compensation

The Board of Directors' meeting, held on March 27, 2019  approved, in accordance with the Compensation Committee the maximum global compensation proposal for the directors (Board of Directors and Executive Officers) overall amounting to R$400.000 million, for the 2019 financial year, covering fixed remuneration, variable and other benefits. The proposal was object of deliberation in the Ordinary General Assembly (AGO) held on April 26, 2019.

a.1) Short-term benefits

The table below shows the salaries and fees of the Board of Directors and Executive Board and refers to the amount recognized as expense in the period ended September 30, 2019 and 2018 by Banco Santander and its subsidiaries to their directors by the position they hold at Banco Santander and other companies of the Santander Conglomerate.

a.2) Long-term benefits

The Banco Santander as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share's performance, based on the achievement of goals.

The amounts related to Variable Remuneration and Share Based Remuneration will be paid in subsequent periods.

	1/01 to 9/30/2019	1/01 to 9/30/2018
Fixed Compensation	67,664	64,571
Variable Compensation - in cash	61,139	31,548
Variable Compensation - in shares	66,996	27,611
Others	32,391	43,572
Total Short-Term Benefits	228,191	167,302
Variable Compensation - in cash	77,316	24,684
Variable Compensation - in shares	87,186	24,684
Total Long-Term Benefits	164,502	49,368
Total (1)	392,693	216,670

(1) Refers to the amount paid by Banco Santander and its subsidiaries to their Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander.

Additionally, in the period ended September 30, 2019, charges were collected on key-person management compensation amounting R$25,990 (9/30/2018 - R$25,989).

a.3) Contract termination

The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation and its acquired benefits will be discontinued.

b) Lending operations

The Bank and its subsidiaries may enter into transactions with related parties, in line with current legislation regarding articles 6 and 7 of CMN Resolution 4,693 / 18, article 34 of the “Corporations Law” and the Policy for Transactions with Parties. Related Companies, published on the Investor Relations website, and related parties are considered:

(1)   its controllers, natural or legal persons, under the terms of art. 116 of the Law of Corporations;

(2)   its directors and members of statutory or contractual bodies;

(3)   in relation to the persons mentioned in items (i) and (ii), their spouse, companion and relatives, consanguineous or the like, up to the second degree;

(4)   natural persons with qualified equity interest in their capital;

(5)   corporate entities with qualified equity interest in their capital;

(6)   legal entities in whose capital, directly or indirectly, a Santander Financial Institution has a qualified shareholding;

(7)   legal entities in which a Santander Financial Institution has effective operational control or preponderance in the deliberations, regardless of the equity interest; and

(8)   legal entities that have a director or member of the board of directors in common with a Santander Financial Institution.

c) Ownership Interest

The table below shows the direct ownership interests (common shares and preferred shares):

	9/30/2019
	Common	Common	Preferred	Preferred	Total
Stockholders'	shares (thousands)	shares (%)	shares (thousands)	shares (%)	shares (thousands)	Total shares (%)
Grupo Empresarial Santander, S.L. (GES) (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Banco Santander, S.A. (1)	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Employees	2,789	0.1%	2,795	0.1%	5,584	0.1%
Directors (*)	4,972	0.1%	4,972	0.1%	9,944	0.1%
Other	355,870	9.3%	383,668	10.4%	739,538	9.9%
Total	3,802,851	99.6%	3,663,992	99.6%	7,466,843	99.6%
Treasury shares	15,844	0.4%	15,844	0.4%	31,688	0.4%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	358,659	9.4%	386,463	10.5%	745,122	9.9%

	12/31/2018
	Common	Common	Preferred	Preferred	Total
Stockholders'	shares (thousands)	shares (%)	shares (thousands)	shares (%)	shares (thousands)	Total shares (%)
Grupo Empresarial Santander, S.L. (GES) (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.2%
Banco Santander, S.A. (1)	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Employees	2,986	0.1%	2,987	0.1%	5,973	0.1%
Directors (*)	3,930	0.1%	3,930	0.1%	7,860	0.1%
Other	359,242	9.4%	387,045	10.5%	746,287	9.9%
Total	3,805,378	99.7%	3,666,519	99.6%	7,471,897	99.6%
Treasury shares	13,317	0.3%	13,317	0.4%	26,634	0.4%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	362,228	9.5%	390,032	10.6%	752,260	10.0%

(1) Companies of the Santander Spain Group.

(2) Composed of Employees, Qatar Holding and other.

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

d) Related-Party Transactions

Santander has a Policy for Related Party Transactions approved by the Board of Directors, which aims to ensure that all transactions typified in the policy are carried out in view of the interests of Banco Santander and its shareholders. The policy defines powers to approve certain transactions by the Board of Directors. The rules are also applied to all employees and administrators of Banco Santander and its subsidiaries.

The transactions and remuneration of services with related parties are carried out in the ordinary course of business and under commutative conditions, including interest rates, terms and guarantees, and do not involve risks greater than normal collection or present other disadvantages.

As of December 2018, transactions and balances with key management personnel are shown. The main transactions and balances are as follows:

			9/30/2019
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Assets	1,938,013	3,479,299	751,563
Derivatives Measured At Fair Value Through Profit Or Loss, Net	(1,147,375)	-	(140,467)
Banco Santander, S.A. - Espanha	(1,147,375)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(140,467)
Loans and amounts due from credit institutions - Cash and overnight operations in foreign currency	2,928,500	-	39,774
Banco Santander, S.A. - Espanha (3)(4)	2,928,500	-	-
Banco Santander Totta, S.A. (2)	-	-	9,817
Bank Zachodni (2)	-	-	176
Santander UK plc	-	-	27,179
Banco Santander, S.A. – México (2)	-	-	2,602
Loans and other values with customers	1,834	-	820,836
Zurich Santander Brasil Seguros e Previdência S.A. (5)	-	-	768,655
Zurich Santander Brasil Seguros S.A.	-	-	33,642
Banco Santander, S.A. - Espanha (1)	1,834	-	-
Isban Mexico, S.A. de C.V.	-	-	122
Gesban Servicios Administrativos Globales, S.L.	-	-	23
Santander Brasil Gestão de Recursos Ltda	-	-	273
Key Management Personnel (7)	-	-	18,121
Loans and other values with credit institutions (1)	62,705	3,478,205	2,283
Banco Santander, S.A. - Espanha	62,705	-	-
Banco RCI Brasil S.A.	-	3,478,182	-
Santander Brasil Tecnologia	-	-	2,091
Webmotors S.A.	-	23	-
Santander Global Technology, S.L., SOCI	-		192
Other Assets	92,349	1,094	29,137
Banco Santander, S.A. - Espanha	92,349	-	-
Banco RCI Brasil S.A.	-	1,094	-
Zurich Santander Brasil Seguros e Previdência S.A. (5)	-	-	29,137
Liabilities	(11,495,145)	(418)	(3,028,156)
Deposits from credit institutions	(43,254)	-	(1,391,409)
Banco Santander, S.A. - Espanha	(43,254)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(1,391,409)
Banco Santander Río S.A. (2)	-	-	-
Banco RCI Brasil S.A.	-	-	-
Securities	-	-	(103,218)
Key Management Personnel	-	-	(103,218)
Customer deposits	-	(418)	(943,640)
Zurich Santander Brasil Seguros e Previdência S.A. (1) (5)	-	-	(170,038)
Gestora de Inteligência de Crédito	-	-	(903)
Santander Brasil Gestão de Recursos Ltda	-	-	(338,443)
Webmotors S.A.	-	(418)	-
Santander Securities Services Brasil DTVM S.A.	-	-	(382.472)
Santander Brasil Asset (2)	-	-	(15,811)
Key Management Personnel	-	-	(34,099)
Others	-	-	(1,874)
Other Liabilities - Dividends and Interest on Capital Payable	(763,819)	-	(1,505)
Banco Santander, S.A. - Espanha	(118,621)	-	-
Grupo Empresarial Santander, S.L. (1)	(241,904)	-	-
Sterrebeeck B.V. (1)	(403,294)	-	-
Banco Madesant	-	-	(216)
Key Management Personnel (6)	-	-	(1.289)
Other Liabilities	(3,202)	-	(588,384)
Banco Santander, S.A. - Espanha	(3,202)	-	-
Santander Brasil Asset (2)	-	-	(14,406)
Santander Securities Services Brasil DTVM S.A.	-	-	(4,576)
Zurich Santander Brasil Seguros e Previdência S.A. (5)	-	-	(20,377)
Key Management Personnel	-	-	(356,484)
Others	-	-	(192,541)
Debt Instruments Eligible for Capital	(10,684,870)	-	-
Banco Santander, S.A. - Espanha	(10,684,870)	-	-

			12/31/2018
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Assets	8,169,537	3,112,734	1,381,770
Financial assets for trading - Derivatives net	(72,815)	205,337	266,027
Banco Santander, S.A. - Espanha	(72,815)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	266,027
Banco RCI Brasil S.A.	-	205,337	-
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	8,194,590	-	146,988
Banco Santander, S.A. - Espanha (3)	8,194,590	-	-
Banco Santander Totta, S.A. (2)	-	-	7,883
Abbey National Treasury Services Plc (2)	-	-	87,260
Bank Zachodni (2)	-	-	193
Santander UK plc	-	-	46,615
Banco Santander, S.A. – México (2)	-	-	5,037
Loans and advances to customers	347	-	966,462
Zurich Santander Brasil Seguros e Previdência S.A. (5)	-	-	913,875
Zurich Santander Brasil Seguros S.A.	-	-	45,851
Banco Santander, S.A. - Espanha (1)	347	-	-
Isban Mexico, S.A. de C.V.	-	-	122
Gesban Servicios Administrativos Globales, S.L.	-	-	23
Santander Brasil Gestão de Recursos Ltda	-	-	169
Santander Securities Services Brasil Participações S.A. (2)	-	-	927
Key Management Personnel (7)	-	-	5,495
Loans and amounts due from credit institutions	15,143	2,905,947	2,293
Banco Santander, S.A. - Espanha	15,143	-	-
Banco RCI Brasil S.A.	-	2,905,947	-
Banco Hyundai	-	-	10
Produban Brasil Tecnologia	-	-	2,091
Santander Global Technology, S.L., SOCI	-	-	192
Other Assets	32,272	1,450	-
Banco Santander, S.A. - Espanha	32,272	-	-
Banco RCI Brasil S.A.	-	1,450	-

Liabilities	(23,166,005)	(38,380)	(3,065,551)
Deposits of Brazil Central Bank and deposits of credit institutions	(107,084)	(36,871)	(1,410,619)
Banco Santander, S.A. – Espanha (4)	(107,084)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(1,151,399)
Banco Santander Río S.A. (2)	-	-	(259,220)
Banco RCI Brasil S.A.	-	(36,871)	-
Securities	-	-	(96,133)
Key Management Personnel	-	-	(96,133)
Customer deposits	-	(1,509)	(1,134,675)
Santander Securities Services Brasil Participações S.A. (2)	-	-	(58,968)
Zurich Santander Brasil Seguros e Previdência S.A. (1) (5)	-	-	(234,249)
Gestora de Inteligência de Crédito	-	-	(190,674)
Santander Brasil Gestão de Recursos Ltda	-	-	(126,988)
Webmotors S.A.	-	(1,509)	-
Santander Securities Services Brasil DTVM S.A.	-	-	(427,209)
Santander Brasil Asset (2)	-	-	(18,639)
Key Management Personnel	-	-	(37,889)
Others	-	-	(40,059)
Other Liabilities - Dividends and Interest on Capital Payable	(3,922,473)	-	380
Banco Santander, S.A. - Espanha	(609,159)	-	-
Grupo Empresarial Santander, S.L. (1)	(1,242,259)	-	-
Sterrebeeck B.V. (1)	(2,071,055)	-	-
Banco Madesant	-	-	(1,112)
Key Management Personnel (6)	-	-	1,492
Other Liabilities	(9,603)	-	(424,504)
Banco Santander, S.A. - Espanha	(9,603)	-	-
Santander Brasil Asset (2)	-	-	(14,476)
Santander Securities Services Brasil DTVM S.A.	-	-	(4,291)
Zurich Santander Brasil Seguros e Previdência S.A. (5)	-	-	(16,924)
Key Management Personnel	-	-	(381,292)
Others	-	-	(7,521)
Other - Debt Instruments Eligible for Capital	(9,779,943)	-	-
Banco Santander, S.A. - Espanha	(9,779,943)	-	-

(*) All loans and other securities with related parties were made in the ordinary course of business and on a sustainable basis, including interest rates and guarantees and do not involve risks greater than normal collection or have other disadvantages.

(1) Banco Santander (Brazil) S.A. is indirectly controlled by Banco Santander España (note 1-a), through the subsidiaries Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2) Refer to subsidiaries of Parent Company (Banco Santander Espanha).

(3) As of September 30, 2019, it includes cash and cash equivalents of R$ 1,891,232 (12/31/2018 - R$ 1,515,437).

(4) Significant influence of Banco Santander Spain.

(5) Of the total dividends resolved in 2019, R$ 1,046 is destined to the Key Management Personnel, remaining to pay the provisioned amount.

(6) At December 31, 2018, the balance with key management personnel refers to operations contracted prior to the term of the mandates. As from 2019, this policy was changed and the balance with key management personnel of the contracted operations does not depend on the validity of the mandates.

			1/01 to 9/30/2019
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Income	(1,270,851)	172,462	1,614,105
Interest and similar income - Loans and amounts due from credit institutions	84,631	157,823	404
Banco Santander, S.A. - Espanha	84,631	-	-
Banco RCI Brasil S.A.	-	157,823	-
Key Management Personnel	-	-	404
Interest expense and similar charges - Customer deposits	-	(20)	(21,593)
Santander Brasil Gestão de Recursos Ltda	-	-	(12,061)
Gestora de Inteligência de Crédito	-	-	(3,274)
Webmotors S.A.	-	(20)	-
Others	-	-	(24)
Interest expense and similar charges - Deposits from credit institutions	-	(1,421)	(81,646)
Banco RCI Brasil S.A.	-	(1,421)	-
Santander Securities Services Brasil Participações S.A. (2)	-	-	-
SAM Brasil Participações	-	-	(30)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(58,239)
Santander Securities	-	-	(22,450)
Santander Asset Management, S.A. SGIIC.	-	-	(927)
Fee and commission income (expense)	1,857	15,973	1,922,258
Banco Santander, S.A. - Espanha	1,857	-	-
Banco RCI Brasil S.A.	-	15,812	-
Banco Santander International	-	-	26,515
Webmotors S.A.	-	161	-
Zurich Santander Brasil Seguros S.A.	-	-	175,983
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	1,711,495
Key Management Personnel	-	-	263
Others	-	-	8,002
Interest and similar income - Others	(518,584)	-	-
Banco Santander, S.A. - Espanha (2)	(518,584)	-	-
Gains (losses) on financial assets and liabilities and exchange differences (net)	(838,755)	107	748,091
Banco Santander, S.A. - Espanha	(838,755)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	714,263
Santander Securities	-	-	(1,609)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	32,883
Key Management Personnel	-	-	82
Others	-	107	2,472
Administrative expenses and amortization	-	-	(939,120)
ISBAN Chile S.A.	-	-	(20)
Aquanima Brasil Ltda.	-	-	(23,094)
Key Management Personnel	-	-	(392,693)
Others	-	-	(4,916)
Other Administrative expenses - Donation	-	-	(14,288)
Fundação Santander			(1,050)
Santander Cultural	-	-	(1,038)
Fundação Sudameris	-	-	(12,200)

			1/01 to 9/30/2018
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Income	(431,287)	99,165	1,268,844
Interest and similar income - Loans and amounts due from credit institutions	95,539	95,134	992
Banco Santander, S.A. - Espanha	95,539	-	-
Banco RCI Brasil S.A.	-	95,134	-
Abbey National Treasury Services Plc	-	-	157
Cibrasec	-	-	835
Interest expense and similar charges - Customer deposits	-	(83)	(9,710)
ISBAN Brasil S.A.	-	-	(90)
Santander Brasil Gestão de Recursos Ltda	-	-	(5,390)
Santander Cultural	-	-	(29)
Gestora de Inteligência de Crédito	-	-	(3,963)
Webmotors S.A.	-	(83)	-
Santander Brasil Tecnologia	-	-	(215)
Others	-	-	(23)
Interest expense and similar charges - Deposits from credit institutions	(6,551)	(4,116)	(107,051)
Banco Santander, S.A. - Espanha	(6,551)	-	-
Banco RCI Brasil S.A.	-	(4,116)	-
Santander Securities Services Brasil Participações S.A. (2)	-	-	(18,337)
SAM Brasil Participações	-	-	(37)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(84,472)
Santander Securities Services Brasil DTVM S.A	-	-	(3,381)
Santander Asset Management, S.A. SGIIC.	-	-	(824)
Fee and commission income (expense)	6,371	8,230	1,926,450
Banco Santander, S.A. - Espanha	6,371	-	-
Banco RCI Brasil S.A.	-	7,561	-
Banco Santander International	-	-	21,936
Webmotors S.A.	-	669	-
Zurich Santander Brasil Seguros S.A.	-	-	220,730
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	1,670,086
Others	-	-	13,698
Interest and similar income - Others	(319,203)	-	-
Banco Santander, S.A. - Espanha (2)	(319,203)	-	-
Gains (losses) on financial assets and liabilities and exchange differences (net)	(125,041)	-	(40,071)
Banco Santander, S.A. – Espanha	(125,041)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(54,580)
Abbey National Treasury Services Plc	-	-	(17,525)
Santander Securities Services Brasil Participações S.A. (2)	-	-	416
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	31,351
Outros	-	-	267
Administrative expenses and amortization	(82,402)	-	(486,881)
Banco Santander, S.A. – Espanha	(82,402)	-	-
ISBAN Brasil S.A.	-	-	(14,210)
Santander Brasil Tecnologia	-	-	(33,567)
ISBAN Chile S.A.	-	-	(18)
Aquanima Brasil Ltda.	-	-	(22,008)
TECBAN - Tecnologia Bancaria Brasil	-	-	(208,622)
Produban Servicios	-	-	(57,496)
Ingeniería de Software Bancário, S.L.	-	-	(83,452)
Santander Securities Services Brasil DTVM S.A	-	-	(35,189)
Others	-	-	(32,319)
Other Administrative expenses - Donation	-	-	(14,885)
Santander Cultural	-	-	(2,250)
Fundação Santander	-	-	(800)
Fundação Sudameris	-	-	(11,835)

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2) Refers to the Company's subsidiaries (Banco Santander Spain).

16.          Fair value of financial assets and liabilities

Under IFRS 13, fair value measurement using a fair value hierarchy that reflects the model used in the measurement process should be in accordance with the following hierarchical levels:

Level 1:Determined on the basis of public (unadjusted) prices in active markets for identical assets and liabilities, these include public debt securities, stocks, derivatives listed.

Level 2: Are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Level 3: Are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Financial assets and liabilities measured at fair value through profit or loss or through other comprehensive income

Level 1: The securities with high liquidity and observable prices in an active market are classified as level 1. At this level were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B and NTN-F), shares in stocks and other securities traded in an active market.

Level 2: When price quotations cannot be observed, the Management, using their own internal models, make their best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified within Level 2 of the fair value hierarchy and are composed mainly by Private Securities (prominently on Debenture portfolio) in a market with less liquidity than those classified at Level 1.

Level 3: When there is information that is not based on observable market data, Banco Santander uses internally developed models, in order to properly measure the fair value of these instruments. Level 3 comprises mainly unlisted low liquidity instruments.

Derivatives

Level 1:Derivatives traded on exchanges are classified in Level 1 of the hierarchy.

Level 2: For the valuation derivatives traded over the counter, and the valuation of financial instruments (primarily swaps and options), are usually used as observable market data: exchange rates, interest rates, volatility, correlation between indexes and market liquidity.

When pricing the financial instruments mentioned, uses the method of the Black-Scholes model (exchange rate options, interest rate options; caps and floors) and the method of present value (discount of future values by market curves).

Level 3:Derivatives not traded in the stock market and that do not have an observable data in a active market were classified as Level 3, these and are composed of complex derivatives.

Banco Santander's new policy on the classification of instruments in the fair value hierarchy in force from September / 2018 introduced more granular procedures regarding the classification processes of instruments. Definitions of instruments, risk factors and maturities were included, as well as the degree of price observability in the markets, as well as their relevance to the fair value measurement model. The application of the new definitions as of September 2018 resulted in the reclassifications of certain financial instruments, as demonstrated in the section "Fair Value Level 3 Movement".

The following table shows a summary of the fair values of financial assets and liabilities for the period ended September 30, 2019 and December 31, 2018, classified based on several measurement methods adopted by the Bank to determine fair value:

	9/30/2019
	Level 1(1)	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	906,941	26,537,143	2,643,019	30,087,103
Debt instruments	906,941	918	2,643,019	3,550,878
Balances with The Brazilian Central Bank	-	26,536,225	-	26,536,225
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	45,409,239	17,650,028	692,571	63,751,838
Debt instruments	43,961,665	899,189	122,764	44,983,618
Equity instruments	1,447,574	-	204	1,447,778
Derivatives	-	16,750,839	569,603	17,320,442
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	136,724	631	149,256	286,611
Equity instruments	136,724	631	149,256	286,611
Financial Assets Measured At Fair Value Through Other Comprehensive Income	90,617,909	1,558,578	857,231	93,033,718
Debt instruments	90,603,140	1,558,578	820,021	92,981,739
Equity instruments	14,769	-	37,210	51,979
Hedging derivatives (assets)	-	519,454	-	519,454
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	44,259,625	546,519	44,806,144
Trading derivatives	-	20,486,017	546,519	21,032,536
Short positions	-	23,773,608	-	23,773,608
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	3,701,610	519,443	4,221,053
Other financial liabilities	-	3,701,610	519,443	4,221,053
Hedging derivatives (liabilities)	-	250,894	-	250,894

	12/31/2018
	Level 1(1)	Level 2(1)	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	2,660,859	40,540,054	510,887	43,711,800
Debt instruments	2,660,859	-	510,887	3,171,746
Balances with The Brazilian Central Bank	-	40,540,054	-	40,540,054
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	49,855,112	17,626,932	1,370,270	68,852,314
Debt instruments	49,094,924	432,910	538,635	50,066,469
Equity instruments	757,843	8,490	-	766,333
Derivatives	2,345	17,185,532	831,635	18,019,512
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	142,732	619,798	154,947	917,477
Loans and advances to customers	-	619,180	-	619,180
Equity instruments	142,732	618	154,947	298,297
Financial Assets Measured At Fair Value Through Other Comprehensive Income	83,283,924	1,442,797	709,956	85,436,677
Debt instruments	83,253,117	1,442,797	699,777	85,395,691
Equity instruments	30,807	-	10,179	40,986
Hedging derivatives (assets)	-	343,934	-	343,934
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	32,697,510	17,600,024	641,458	50,938,992
Trading derivatives	1,833	17,600,024	641,458	18,243,315
Short positions	32,695,677	-	-	32,695,677
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	-	1,946,056	1,946,056
Other financial liabilities	-	-	1,946,056	1,946,056
Hedging derivatives (liabilities)	-	223,520	-	223,520

(1) There was no transfer between Level 1 and 2.

Movements in fair value of Level 3

The following table shows the changes that occurred in the nine-month period ended September 30, 2019 and 2018 for level 3:

		Fair Value 12/31/2018	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 9/30/2019
Financial Assets Measured At Fair Value Through Profit Or Loss		510,887	304,956	1,701,930	125,246	2,643,019
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading		1,370,270	(232,465)	(575,510)	130,276	692,571
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss		154,947	(5,691)	-	-	149,256
Financial Assets Measured At Fair Value Through Other Comprehensive Income		709,956	112,554	25,100	9,621	857,231
Financial Liabilities Measured At Fair Value Through Profit Or Loss		1,946,056	-	-	(1,426,613)	519,443
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading		641,458	86,854	(349,971)	168,178	546,519

	Fair Value 12/31/2017	Total Earnings or losses (Performed / Not Accomplished)	Level Transfers 3	Additions / Low	Impact IFRS 9	Fair value 9/30/2018
Other financial assets at fair value through profit or loss	33,368	-	-	(4,009)	(29,359)	-
Financial Assets Measured At Fair Value Through Profit Or Loss	-	(214,947)	1,498,412	27,921	203,225	1,514,611
Financial Assets Measured At Fair Value Through Other Comprehensive Income	140,143	27,373	-	2,535	(123,668)	46,383
Financial liabilities measured at fair value through profit or loss	-	(5,361)	418,441	(100,797)	-	312,283

Financial assets and liabilities not measured at fair value

The financial assets owned by the Bank are measured at fair value in the accompanying consolidated balance sheets, except for loans and receivables.

Similarly, the Bank’s financial liabilities except for financial liabilities held for trading and those measured at fair value - are measured at amortized cost in the consolidated balance sheets.

i) Financial assets at a value other than fair value

Below is a comparison of the carrying amounts of financial assets of the Bank measured to a value other than fair value and their respective fair values at September 30, 2019 and December 31, 2018:

					9/30/2019
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3

Cash	14,968,079	14,968,079	-	14,968,079	-
Financial Assets Measured At Amortized Cost
Loans and amounts due from credit institutions	113,298,291	113,225,116	-	53,954,837	59,270,279
Loans and advances to customers	306,095,435	308,355,862	-	-	308,355,862
Debt instruments	51,649,720	52,672,195	177,158	11,097,031	41,398,006
Total	486,011,525	489,221,252	177,158	80,019,947	409,024,147

					12/31/2018
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3

Cash	19,502,656	19,543,974	-	19,543,974	-
Financial Assets Measured At Amortized Cost
Loans and amounts due from credit institutions	91,820,690	91,820,886	-	91,820,886	-
Loans and advances to customers	301,691,387	303,495,240	-	-	303,495,240
Debt instruments	36,799,509	38,927,356	9,766,162	29,161,194	-
Total	449,814,242	453,787,456	9,766,162	140,526,054	303,495,240

ii) Financial liabilities measured at a value other than fair value

Following is a comparison of the carrying amounts of financial liabilities of the Bank measured to a value other than fair value and their respective fair values at September 30, 2019 and December 31, 2018:

				9/30/2019

Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3

Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	108,180,575	108,174,230	-	41,214,678	66,959,552
Customer deposits	321,909,534	322,022,292	-	58,143,659	263,878,633
Marketable debt securities	76,886,763	77,022,282	-	-	77,022,282
Debt instruments Eligible Capital	10,684,870	10,684,870	-	-	10,684,870
Other financial liabilities	49,422,874	49,422,874	-	413,845	49,009,029
Total	567,084,616	567,326,548	-	99,772,182	467,554,366

					12/31/2018

Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3

Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	99,022,806	99,020,059	-	99,020,059	-
Customer deposits	304,197,800	304,271,215	-	304,271,215	-
Marketable debt securities	74,626,232	74,783,289	-	4,599,204	70,184,085
Subordinated Debt	9,885,608	9,853,157	-	9,853,157	-
Debt instruments Eligible Capital	9,779,943	9,782,373	-	9,782,373	-
Other financial liabilities	49,782,780	49,782,780	-	-	49,782,780
Total	547,295,169	547,492,873	-	427,526,008	119,966,865

Investments in the Open Market -  Brazil's Central Bank - The book value presented for these instruments approximates their fair value due to short term maturities and the recent start date.

The methods and assumptions used to estimate the fair values summarized in the tables above are set forth below:

- Loans and amounts due from credit institutions and from customers – Fair value are estimated for groups of loans with similar characteristics. The fair value was measured by discounting estimated cash flow using the interest rate of new contracts. That is, the future cash flow of the current loan portfolio is estimated using the contractual rates, and then the new loans spread over the risk free interest rate are incorporated to the risk free yield curve in order to calculate the loan portfolio fair value. In terms of behavior assumptions, it is important to underline that a prepayment rate is applied to the loan portfolio, thus a more realistic future cash flow is achieved.

- Deposits from Bacen and credit institutions and Customer deposits – The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximates fair value.

- Marketable debt securities, Subordinated liabilities and Debt Instruments Eligible to Compose Capital – The fair value of long-term loans were estimated by cash flow discounted at the interest rate offered on the market with similar terms and maturities.

The valuation techniques used to estimate each level are defined in note 1.j.

During the first period of 2019, in line with the aforementioned review of the policies, a review was carried out of the levels determined for financial instruments not measured at fair value. The review was made considering risk factors and deadlines, as well as on the degree of observability of prices in the markets.

17.          Other disclosures

a) Derivative Financial Instruments

a.1) Derivatives Recorded in Memorandum and Balance Sheets

Summary of Trading Derivative portfolio and Used as Hedge portfolio

	9/30/2019	12/31/2018
Assets
Swap Differentials Receivable (1)	14,523,760	14,640,289
Option Premiums to Exercise	915,171	716,936
Forward Contracts and Other	2,401,080	3,006,221
Total	17,840,011	18,363,446

Liabilities
Swap Differentials Payable (1)	17,218,095	15,952,283
Option Premiums Launched	952,907	563,787
Forward Contracts and Other	3,111,745	1,950,765
Total	21,282,747	18,466,835

(1) Includes swaption and embedded derivatives.

Summary by Category

Trading	9/30/2019		12/31/2018

	Notional (1)	Fair Value	Notional (1)	Fair Value
Swap	327,753,311	(2,693,767)	353,512,700	(1,310,696)
Asset	162,582,253	26,056,187	177,278,584	46,470,202
CDI (Interbank Deposit Rates)	39,985,424	17,346,988	36,133,958	24,250,553
Fixed Interest Rate - Real	61,845,929	-	47,968,999	-
Indexed to Price and Interest Rates	2,546,324	-	2,581,215	-
Indexed to Foreign Currency	58,204,576	8,709,199	90,541,012	22,219,649
Other	-	-	53,400	-
Liabilities	165,171,058	(28,749,954)	176,234,116	(47,780,898)
CDI (Interbank Deposit Rates)	29,588,973	-	11,749,613	-
Indexed Interest Rate Fixed - Real	83,345,847	(27,994,774)	88,272,719	(24,937,888)
Indexed to Price and Interest Rates	3,254,687	(699,937)	24,308,601	(21,775,017)
Indexed to Foreign Currency	47,651,954	-	50,693,087	-
Other	1,329,597	(55,243)	1,210,096	(1,067,993)
Options	809,208,246	(37,736)	335,073,080	153,149
Purchased Position	342,369,558	915,171	149,076,796	716,936
Call Option - US Dollar	1,490,855	3,208	14,518,058	239,079
Put Option - US Dollar	2,558,321	26,129	8,893,620	90,736
Call Option - Other	39,943,097	276,493	3,118,344	131,297
Interbank Market	36,427,913	178,588	639,488	4,537
Other (2)	3,515,184	97,905	2,478,856	126,760
Put Option - Other	298,377,285	609,341	122,546,774	255,824
Interbank Market	297,365,571	596,217	121,782,816	217,726
Other (2)	1,011,714	13,124	763,958	38,098
Sold Position	466,838,688	(952,907)	185,996,284	(563,787)
Call Option - US Dollar	1,329,878	(1,625)	7,615,856	(101,034)
Put Option - US Dollar	1,477,433	(15,565)	12,160,912	(169,431)
Call Option - Other	163,871,042	(256,160)	31,679,919	(66,002)
Interbank Market	84,594,150	(198,880)	29,609,298	(13,195)
Other (2)	79,276,892	(57,280)	2,070,621	(52,807)
Put Option - Other	300,160,335	(679,557)	134,539,597	(227,320)
Interbank Market	298,883,274	(668,975)	133,703,672	(179,841)
Other (2)	1,277,061	(10,582)	835,925	(47,479)
Futures Contracts	439,020,975	-	368,563,519	-
Purchased Position	129,590,156	-	120,717,115	-
Exchange Coupon (DDI)	11,478,695	-	54,451,190	-
Interest Rates (DI1 and DIA)	111,633,340	-	32,690,685	-
Foreign Currency	5,250,675	-	32,456,813	-
Indexes (3)	1,227,446	-	1,118,427	-
Sold Position	309,430,819	-	247,846,404	-
Exchange Coupon (DDI)	222,788,204	-	159,559,291	-
Interest Rates (DI1 and DIA)	74,078,005	-	76,682,938	-
Foreign Currency	11,767,666	-	11,401,281	-
Indexes (3)	204,223	-	202,894	-
Treasury Bonds/Notes	592,721	-	-	-
Forward Contracts and Other	190,276,187	(710,665)	90,910,841	1,055,456
Purchased Position	86,001,850	66,857	38,666,269	1,303,561
Currencies	84,773,479	28,763	38,095,625	1,250,706
Other	1,228,371	38,094	570,644	52,855
Sold Position	104,274,337	(777,522)	52,244,572	(248,105)
Currencies	103,655,206	(786,947)	51,958,529	(252,160)
Other	619,131	9,425	286,043	4,055

(1) Nominal value of contracts.

(2) Includes index options, principally options involving US Treasury, equities and stock indices.

(3) Includes B3 S.A.  (Current Company Name of BM&FBovespa) index and S&P.

a.2) Derivatives Financial Instruments by Counterparty

Notional				9/30/2019
		Related	Financial
	Customers	Parties	Institutions (1)	Total
Swap	33,804,333	39,591,831	89,186,089	162,582,253
Options	18,757,748	160,209	790,290,289	809,208,246
Futures Contracts	-	-	439,020,975	439,020,975
Forward Contracts and Other	43,898,114	90,397,479	55,980,594	190,276,187

Notional				12/31/2018
		Related	Financial
	Customers	Parties	Institutions (1)	Total
Swap	34,296,821	32,669,900	110,311,863	177,278,584
Options	14,636,017	1,086,323	319,350,740	335,073,080
Futures Contracts	-	-	368,563,519	368,563,519
Forward Contracts and Other	39,024,978	48,641,894	3,243,969	90,910,841

(1) Includes trades with the B3 S.A. - Brasil, Bolsa, Balcão (B3 S.A.) and other securities and commodities exchanges.

a.3) Derivatives Financial Instruments by Maturity

Notional				9/30/2019
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total
Swap	28,721,440	11,824,591	122,036,222	162,582,253
Options	127,932,205	666,965,305	14,310,736	809,208,246
Futures Contracts	141,142,256	179,222,696	118,656,023	439,020,975
Forward Contracts and Other	132,559,999	30,231,849	27,484,339	190,276,187

Notional				12/31/2018
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total
Swap	12,347,864	70,975,477	93,955,243	177,278,584
Options	63,376,042	220,982,952	50,714,086	335,073,080
Futures Contracts	186,895,803	95,970,916	85,696,800	368,563,519
Forward Contracts and Others	40,186,310	31,255,384	19,469,147	90,910,841

a.4) Derivatives by Market Trading

Notional			9/30/2019
	Stock exchange (1)	Over the counter (2)	Total
Swap	31,248,590	131,333,663	162,582,253
Options	702,213,483	106,994,763	809,208,246
Futures Contracts	439,020,975	-	439,020,975
Forward Contracts and Other	45,324,400	144,951,787	190,276,187

Notional			12/31/2018
	Stock exchange (1)	Over the counter (2)	Total
Swap	39,880,578	137,398,006	177,278,584
Options	307,644,530	27,428,550	335,073,080
Futures Contracts	368,563,519	-	368,563,519
Forward Contracts and Others	323,413	90,587,428	90,910,841

(1) Includes trades with the B3 S.A., and other securities and commodities exchanges.

(2) Composed of operations that are included in registration chambers, according to Brazilian Central Bank regulations.

a.5) Information on Credit Derivatives

Banco Santander uses credit derivatives with the objectives of performing counterparty risk management and meeting its customers' demands, performing protection purchase and sale transactions through credit default swaps and total return swaps, primarily related to Brazilian sovereign risk securities.

Total Return Swaps - TRS

Credit derivatives refer to the exchange of the return of the reference obligation by a cash flow in which, in the event of a credit event, the protection buyer is usually entitled to receive from the protection seller the equivalent of the difference between the and the fair value (market value) of the reference obligation on the settlement date of the contract.

Credit Default Swaps - CDS

These are credit derivatives where, in the event of a credit event, the protection buyer is entitled to receive from the protection seller the equivalent of the difference between the face value of the CDS agreement and the fair value (market value) of the reference obligation on the settlement date of the contract. In return, the seller receives compensation for the sale of the protection.

Below, the composition of the Credit Derivatives portfolio shown by its reference value and effect on the calculation of Required Shareholders' Equity (PLE).

		9/30/2019

	Nominal Value
	Retained Risk	Nominal Value
	Total Rate of Return Swap	Transferred Risk -
		Credit Swap
Credit Swaps	2,516,678	624,660
Total	2,516,678	624,660

Value related to the premium paid on CDS for use as collateral (transfer of risks) in the amount of R$568 (12/31/2018 - R$1,288).

The effect in the Reference Equity of the risk received was R$3.286 (12/31/2018 - R$84,487).

During the period there was no occurrence of credit event related to the events generated by the contracts.

				9/30/2019

	Up to	From 3 to	Over
Maximum Potential for Future Payments - Gross	3 Months	12 Months	12 Months	Total
Per Instrument
CDS	-	-	2,516,678	2,516,678
Per Risk Classification
Below Investment Grade	-	-	2,516,678	2,516,678
Per Reference Entity
Brazilian Government	-	-	2,516,678	2,516,678

a.6) Hedge Accounting

Hedge relationships are of three types: Fair Value Hedge, Cash Flow Hedge and Foreign Investment Hedge of Foreign Operations.

Fair Value Hedge

The Bank's market risk hedging strategies consist of protection structures for variation in market risk, in receipts and interest payments related to recognized assets and liabilities.

The Bank's market risk hedging methodology segregates transactions by risk factor (eg, real/dollar exchange rate risk, fixed interest rate risk in Reais, dollar exchange rate risk, inflation, interest rate risk, etc.). Transactions generate exposures that are consolidated by risk factor and compared to pre-established internal limits.

To protect the market risk variation in the receipt and payment of interest, the Bank uses swap contracts and interest rate futures contracts relating to fixed assets and liabilities.

The Bank applies the market risk hedge as follows:

Hedge of Credit Operations

• Designates swaps indexed to foreign currency and interest versus post and pre-fixed rates as a hedging instrument, with the purpose of lending operations in foreign currency.

• The Bank has a portfolio of credit assets denominated in US dollars at the fixed rate in the balance sheet of Santander EFC, whose operations are recorded in Euro. As a way of managing this mismatch, the Bank designates each swap indexed to the foreign currency Euro versus Dollar as hedge accounting the fair value of the corresponding loan.

• The Bank has a portfolio of assets indexed to the Euro and traded at the Cayman branch. In the transaction, the value of the asset in Euro will be converted to the Dollar by the rate of the exchange contract of the transaction. Upon conversion, the principal amount of funding, already expressed in US dollars, will be adjusted by pre or post fixed rate. The Assets will be hedged with Swap Cross Currency in order to cross the risk in Euro for Libor.

Hedge of Securities

• The Bank has a pre-fixed interest rate risk generated by government securities (NTN-F and LTN) in the Financial Assets portfolio measured through Other Comprehensive Income. To manage this mismatch, it contracts DI futures on the Stock Exchange and designates them as a protection instrument.

• The Bank has a risk to the IPCA index generated by debentures in the portfolio of Financial Assets measured through Other Comprehensive Income. To manage this mismatch, it contracts IPCA futures (DAP) on the Stock Exchange and designates them as a derivative instrument in a hedge accounting framework.

• Santander Leasing has a pre-fixed interest rate risk generated by government securities (NTN-F) in the portfolio of securities measured at fair value through other comprehensive income. To manage this mismatch, the Entity contracts interest swaps and designates them as a protection instrument.

In order to evaluate the effectiveness and measure the ineffectiveness of the strategies, the Bank performs the effectiveness test at the beginning (prospective test) of the hedge structure, and repeated periodically (prospective and retrospective test) to demonstrate that the hedge relationship remains effective.

In market risk hedging, the results, hedge instruments and objects (attributable to the type of risk being hedged) are recognized directly in the income statement.

a) Prospective test: according to the accounting standard, the prospective test should be done on the inception date and quarterly to demonstrate that the expectation of effectiveness of the hedge relationship is high.

a.1) the initial prospective test: it is restricted to a qualitative review of the critical terms and conditions of the instrument and the hedged object, to a conclusion that changes in the market value of both instruments are expected to completely cancel out.

a.2) the prospective periodic test: periodically, the sensitivity of the present value of the hedge object and the hedge instrument to a parallel variation of 10 Basis Points in the interest rate curve shall be computed. For purposes of effectiveness, the ratio of the two sensitivities should be in the range of 80% to 125%.

b) Retrospective test: the retrospective effectiveness test will be conducted by comparing the variation of the hedge instrument's MTM from the beginning date with the hedge object's MTM variation from the beginning.

In fair value hedges, gains or losses, hedge instruments and objects (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

	9/30/2019		12/31/2018
Hedge Structure	Effective Portion Accumulated	Ineffective Portion	Effective Portion Accumulated	Ineffective Portion
Fair Value Hedge
Hedge of Securities	(3,157,452)	-	(1,572,628)	-
Hegde of Credit Operations	(4,416)	-	(57,331)	-
Total	(3,161,868)	-	(1,629,959)	-

			9/30/2019

	Hedge Instruments		Hedge Objetcts
	Ajustment to	Market Value - Liabilities	Ajustment to	Asset Value
Strategies	Market Value		Market Value
Swap Agreements	193,639	3,946,390	67,162	3,901,073
Hegde of Credit Operations	112,799	1,717,986	2,145	1,665,746
Hedge of Securities	80,840	2,228,404	65,017	2,235,327
		Notional		Asset Value
Futures Contracts	-	50,136,098	3,168,264	53,983,696
Hegde of Securities	-	50,136,098	3,168,264	53,983,696

			12/31/2018

	Hedge Instruments		Hedge Objetcts
	Ajustment to Market	Market Value - Liabilities	Ajustment to Market	Asset Value
Strategies	Value		Value
Swap Agreements	111,800	2,356,605	120,073	2,202,686
Hegde of Credit Operations	92,094	1,531,086	89,478	1,371,003
Hedge of Securities	19,706	825,519	30,595	831,683
		Notional		Asset Value
Futures Contracts	-	34,513,380	940,705	36,690,225
Hegde of Securities	-	34,513,380	940,705	36,690,225

(*) The Bank has market risk hedging strategies, the objects of which are assets in its portfolio, which is why we have shown the liability side of the respective instruments. For structures with future instruments, we show the notional balance, recorded in a memorandum account.

Maturity Opening of Hedge Strategies

			9/30/2019

	Up to	From 3 to	Over
Strategies	3 Months	12 Months	12 Months	Total
Swap Agreements	14,329	676,034	3,256,027	3,946,390
Hegde of Credit Operations	14,329	155,939	1,547,718	1,717,986
Hedge of Securities	-	520,095	1,708,309	2,228,404
Futures Contracts	-	13,035,533	37,100,565	50,136,098
Hegde of Securities	-	13,035,533	37,100,565	50,136,098

			12/31/2018

	Up to	From 3 to	Over
Strategies	3 Months	12 Months	12 Months	Total
Swap Agreements	66,805	193,375	2,096,425	2,356,605
Hegde of Credit Operations	-	44,387	1,486,699	1,531,086
Hedge of Securities	66,805	148,988	609,726	825,519
Futures Contracts	2,968,539	9,086,746	22,458,095	34,513,380
Hegde of Securities	2,968,539	9,086,746	22,458,095	34,513,380

Cash Flow Hedge

The Bank's cash flow hedging strategies consist of a hedge of exposure to changes in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates on recognized assets and liabilities and changes of unrecognized assets and liabilities.

The Bank applies the cash flow hedge as follows:

• Contracts fixed and floating US dollar-denominated fixed rate swaps and liabilities in Reais / Euro floating and designates them as a hedging instrument in a Cash Flow Hedge structure, with the purpose of lending operations indexed in floating Reais and negotiated with third parties through Cayman, in addition to Brazilian foreign debt, held to maturity.

• Contracts DDI + DI Futures (DIY Futures) and designates them as a hedging instrument in a Cash Flow Hedge structure, with the object of the Bank's US Dollar credit portfolio and Promissory Notes in portfolio of securities measured at fair value through other comprehensive income.

• The Bank has a post-fixed interest rate risk arising from the Treasury Bills portfolio (LFT) measured at fair value through other comprehensive income, which shows expected cash flows subject to Selic variations over its duration. To manage these fluctuations, the Bank contracts DI futures on the Stock Exchange and designates them as a hedge protection instrument.

In cash flow hedge, the effective portion of the change in the value of the hedging instrument is temporarily recognized in shareholders' equity under the caption "Other equity adjustments" until the forecasted transactions occur, when that portion is recognized in the statement of income. The non-effective portion of the variation in the value of exchange rate hedge derivatives is recognized directly in the statements of income. In the first half of 2019 and 2018, no result was recorded relating to the ineffective portion.

a) Prospective Testing: According to the regulations, the prospective test should be performed on the start date and quarterly to demonstrate that the effectiveness of the hedge is high, but the tests are performed monthly for proactive and more efficient follow-up, as well as better maintenance of test-related routines.

a.1) Periodic Prospective Test: Market Risk performs the projections of three scenarios for the tests, being: 1º 10bps in the curve; 2º 50bps in the curve and 3º 100bps in the curve. Using the validated estimates, the prospective tests are performed through the valuation of the two legs variable from operation to market.

a.2) Initial Prospective Testing: The methodology of the periodic prospective test should also be applied at the start date of each new strategy.

b) Retrospective Testing: It should be performed monthly with historical data to demonstrate cumulatively that the hedge was effective, according to the previously presented methodology. Any ineffectiveness is recognized in profit or loss.

The Ineffective portion is recognized through the prospective hedge test. The effectiveness should be between 80% and 125%.

In cash flow hedges, the effective portion of the change in the hedging instrument is temporarily recognized in shareholders' equity under "Other comprehensive income - cash flow hedges" until the forecasted transactions occur, when that portion is recognized in the consolidated statements of income, except if the foreseen transactions result in the recognition of non-financial assets or liabilities, this portion will be included in the cost of the financial asset or liability. The ineffective portion of gains and losses on cash flow hedging instruments in a foreign operation is recognized directly in "Gains (losses) on financial assets and liabilities (net)" in the consolidated statements of income.

	9/30/2019		31/12/2018
Strategies	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Cash Flow Hedge
Hedge of Credit Operations	98,041	-	(16,452)	(3,981)
Hedge of Securities	506,971	-	322,996	-
CDB	-	-	1,225	-
Total	605,012	-	307,769	(3,981)

	9/30/2019		31/12/2018

	Hedge Instruments		Hedge Instruments
	Adjustment to	Market Value - Liabilities	Fair Value	Market Value - Liabilities
Strategies	Value Market (1)		Market
Swap Agreements	81,527	1,709,439	(91,980)	1,133,064
Hegde of Credit Operations	32,501	738,737	955	31,279
Hedge of Securities	49,026	970,702	(92,935)	1,101,785
		Notional		Notional
Futures Contracts	-	38,594,287	-	44,541,937
Hegde of Credit Operations (2) (3)	-	35,184,551	-	44,000,951
Hegde of Securities	-	3,409,736	-	540,986

		9/30/2019		31/12/2018

			Hedge Objects

Strategies			Asset Value	Asset Value
Swap Agreements			1,617,551	1,436,355
Hegde of Credit Operations			727,932	211,598
Hedge of Securities			889,619	1,224,757
Futures Contracts			22,139,308	17,224,114
Hegde of Credit Operations (2) (3)			18,990,859	16,910,915
Hegde of Securities			3,148,449	313,199
(1) Recorded in Shareholders' Equity in Other Comprehensive Income.
(2) The restated value of the instruments as of September 30, 2019 is R$18,258,859 (12/31/2018 - R$16,738,641).
(3) The value of futures contracts corresponds to their long and short positions as below.

			9/30/2019	31/12/2018

Futures Contracts			38,594,285	44,541,938
Purchased Position			14,921,044	-
Exchange Coupon (DDI)			3,837,235	-
Interest Rates (DI1 e DIA)			11,083,809	-
Sold Position			23,673,241	44,541,938
Exchange Coupon (DDI)			8,136,968	12,610,496
Interest Rates (DI1 e DIA)			5,688,746	22,522,735
Foreign Currency in Dollars			9,847,527	9,408,707

Maturity Opening of Hedge Strategies

				9/30/2019

	Up to	From 3 to	Above
Strategies	3 Month	12 Months	12 Months	Total
Swap Agreements	46,681	249,071	1,413,687	1,709,439
Hegde of Credit Operations	46,681	249,071	442,985	738,737
Hedge of Securities	-	-	970,702	970,702
Futures Contracts	19,390,806	3,999,605	15,203,875	38,594,286
Hegde of Credit Operations	19,390,806	3,999,605	11,794,139	35,184,550
Hegde of Securities	-	-	3,409,736	3,409,736

				12/31/2018
	Up to	From 3 to	Above
Strategies	3 Month	12 Months	12 Months	Total
Swap Agreements	35,494	109,649	2,081,859	2,227,002
Hegde of Credit Operations	-	15,218	1,017,064	1,032,282
Hedge of Securities	35,494	94,431	1,064,795	1,194,720
Futures Contracts	24,705,353	19,306,091	530,491	44,541,935
Hegde of Credit Operations	24,694,859	19,306,091	-	44,000,950
Hegde of Securities	10,494	-	530,491	540,985

The mark-to-market effect of swap contracts and future assets corresponds to a credit in the amount of R$482,573 (12/31/2018 - credit R$76,534) and is recorded in shareholders' equity, net of tax effects, of which R$99,904 (12/31/2018 - debit R$2,450), should be made in the next twelve months.

a.7) Derivatives Pledged as Guarantee

The margin given as collateral for operations negotiated at B3 S.A. with its own and third party derivative financial instruments is comprised of federal government securities.

	9/30/2019	12/31/2018
Financial Treasury Bill - LFT	5,950,560	7,552,926
National Treasury Bill - LTN	1,086,555	3,392,886
National Treasury Notes - NTN	841,790	873,134
Total	7,878,905	11,818,946

a.8) Sold Position

On September 30, 2019, the balance of sold positions totaled R$23.773.608 (12/31/2018 - R$32.695.677), which includes the amount of financial liabilities resulting from the direct sale of financial assets purchased through resale agreements or borrowed.
b) Financial instruments - Sensitivity analysis

Risk management is focused on portfolios and risk factors as required by regulatory agencies and international best practices.

The financial instruments are segregated in the trading and banking portfolios, as performed in the management of the market risk exposure, in accordance with the best market practices and with the classification criteria of operations and capital management of the Basel Standardized Method of the organs regulators. Trading portfolio consists of all transactions with financial instruments and commodities, including derivatives, held for trading purposes and the banking portfolio consists of the structural operations arising from the various business lines of Banco Santander and its eventual hedge. Accordingly, according to the nature of Banco Santander's activities, the sensitivity analysis was divided between the trading and banking portfolios.

Banco Santander conducts a sensitivity analysis of financial instruments as required by regulatory agencies and international best practices, taking into account market information and scenarios that would adversely affect the Bank's positions and results.

The summary tables below summarize sensitivity values generated by the corporate systems of Banco Santander, referring to the trading portfolio and the banking portfolio, for each of the portfolios of September 30, 2019

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures Subject to Pre-Fixed Interest Rate Variation	(12,417)	(163,432)	(326,864)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(2,330)	(9,500)	(19,001)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(7,976)	(8,339)	(16,679)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(6,086)	(8,510)	(17,020)
Foreign currency	Exposures subject to foreign exchange	(11,007)	(275,180)	(550,361)
Inflation	Exposures Subject to Price Index Coupon Rate Variation	(7,463)	(61,801)	(123,602)
Shares and Indexes	Exposures subject to change in shares price	(687)	(17,184)	(34,367)
Commodities	Exhibitions subject to commodity price changes	(1)	(19)	(38)
Total (1)		(47,967)	(543,965)	(1,087,932)

(1) Amounts net of taxes.

Scenario 1:a shock of +10 and -10 bps on the interest curves and 1% to price changes (currency and stocks); considering the largest losses by risk factor.

Scenario 2:a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3:a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to fixed interest rate variation	(36,623)	(512,528)	(1,021,235)
RT (Referential Rate) and TJLP (Long-Term Interest Rate)	Exposures subject to changes in tax of TR in TJLP	(52,084)	(644,255)	(928,539)
Inflation	Exposures subject to change in price index coupon rates	(61,225)	(370,602)	(734,662)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(54,233)	(720,883)	(1,385,597)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(7,108)	(93,628)	(178,749)
Interest Rate Markets International	Exposures subject to changes in interest rate negotiated roles in international market	(4,716)	(80,963)	(144,170)
Foreign currency	Exposures subject to foreign exchange	(761)	(19,022)	(38,043)
Total (1)		(216,750)	(2,441,881)	(4,430,995)

(1)     Values calculated based on consolidated information of the institutions.

(2)     Amounts net of taxes.

Scenario 1:a shock of 10 and -10 base points in interest rate curves and 1% price variance (currency), are considered the greatest losses per risk factor;

Scenario 2:a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3:a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

c)  Off-balance-sheet funds under management

Banco Santander has funds under management, in which it does not have a significant stake, does not act as a "principal" and does not hold quotas of these Funds. Based on the contractual relationship governing the management of such funds, the third parties that hold the equity interest are those that are exposed, or have rights, to variable returns and have the capacity to affect those returns through the decision making power. In addition, the Bank, as fund manager acts in the analysis of remuneration regime, which are proportional to the service provided and therefore acts as "principal."

The funds managed by Banco Santander not recorded in the balance sheet are as follows:

	9/30/2019	12/31/2018
Funds under management	2,004,951	1,896,689
Managed funds	227,286,100	200,366,261
Total	229,291,051	202,262,950

d) Third-party securities held in custody

As of September 30, 2019 and December 31, 2018, the Bank held in custody marketable debt securities and equity instruments totaling R$27.248.160 and R$34,040,742, respectively entrusted to it by third parties.

18.          Subsequent Event

On the EGM of October 23, 2019, the Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. had the equity increased in R$257,000 having now a share capital of R$1,297,000, divided in 1,179,333,521 (one billion, one hundred seventy-nine millions, three hundred and thirty-three thousand, five hundred twenty-one) ordinary nominative shares, without nominal value fully owned by Santander Bank.

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Amounts in thousands of Brazilian Real - R$, unless otherwise stated

APPENDIX I – CONSOLIDATED STATEMENTS OF VALUE ADDED

The following Statements of value added is not required under IAS 34 but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s condensed consolidated financial statements prepared in accordance with IAS 34.

	1/01 to 9/30/2019		1/01 to 9/30/2018
Interest and similar income	55,352,909		53,703,972
Fee and commission income (net)	11,553,965		10,342,532
Impairment losses on financial assets (net)	(9,636,890)		(9,145,062)
Other income and expense	(5,573,784)		(6,398,898)
Interest expense and similar charges	(22,283,787)		(22,506,382)
Third-party input	(5,360,056)		(5,591,666)
Materials, energy and other	(480,228)		(576,431)
Third-party services	(4,409,521)		(2,664,782)
Impairment of assets	(6,375)		(454,595)
Other	(463,932)		(1,895,858)
Gross added value	24,052,357		20,404,496
Retention
Depreciation and amortization	(1,768,458)		(1,300,283)
Added value produced	22,283,899		19,104,213
Added value received from transfer
Investments in affiliates and subsidiaries	96,683		56,229
Added value to distribute	22,380,582		19,160,442
Added value distribution
Employee	6,289,047	28.1%	6,063,942	31.6%
Compensation	4,472,458		4,321,961
Benefits	1,234,134		1,172,104
Government severance indemnity funds for employees - FGTS	358,393		330,541
Other	224,062		239,336
Taxes	4,902,236	21.9%	3,671,628	19.2%
Federal	4,104,186		2,982,750
State	39		210
Municipal	798,011		688,668
Compensation of third-party capital - rental	65,678	0.3%	390,880	2.0%
Remuneration of interest on capital	11,123,621	49.7%	9,033,992	47.1%
Dividends and interest on capital	3,000,000		1,800,000
Profit Reinvestment	7,953,661		7,087,705
Profit (loss) attributable to non-controlling interests	169,960		146,287
Total	22,380,582	100.0%	19,160,442	100.0%

( Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. PERFORMANCE REVIEW
In thousands of Brazilian Real - R$, unless otherwise stated

Dear Stockholders:

We present the Performance Review to the Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) for the period of nine months ended September 30, 2019, prepared in accordance with  the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of International Financial Reporting Interpretations Committee (IFRIC)).

1) Macroeconomic Environment

The Banco Santander considers that many significant events materialized in the third quarter on both the international front, the resumption of the European Central Bank's public and private bond purchase program and the double lowering of the basic interest rate promoted by the US monetary authority and unclear FED interventions in the provision of liquidity to the banking system (REPOs). Abroad, the Bank also witnessed the further rise in the degree of tension in trade relations between China and the United States, the worsening of the impasse over British dealings to complete their process of leaving the European Union and the consummation of a terrorist attack on Saudi oil refining facilities that caused a resurgence in geopolitical tensions between the US and Iranian governments.

In Latin America, the wide margin victory won in the Argentine primary elections by the opposition plaque was also an important event in Santander's view.

In the country, together with the continuing progress of discussions on important structural reforms - the reform of the Brazilian social security system that was concluded in the Senate, the Bank saw the government present a stimulus measure to the economy based on the release of resources from the so-called Fund Warranty (FGTS). There was continuing debate about changes in both the tax system, with apparent abandonment of the proposed creation of a transaction tax, as well as the reduction of Brazilian budgetary rigidity.

In the end, in Santander's view, the combined result of so many relevant events turned out to be favorable to asset prices in the third quarter, except for the exchange rate that ended the period higher than that observed at the end of the second quarter - R$4,16/US$ in September versus R$3.85/US$ in June 2019 - in the wake of the major influence of international events. On the other hand, the Bank witnessed the stock market performing well with the Bovespa index having advanced to 104,745.3 points from 100,967.2 points in the same previous comparison - a sign that developments in the domestic environment seem to support an improvement in economic performance ahead.

Santander believes that the reduction in the level of Brazilian credit risk indicated greater confidence regarding the materialization of new structural reforms that could guarantee the sustainability of the Brazilian public debt. While the Bank observed the credit default swap - known as the CDS - for the five-year period ending the second quarter at 150 basis points, this same credit risk measure ended September at 136 basis points - the lowest quarter since the end of 2012. That is, although the Bank recognizes the greater influence of international events on exchange rate dynamics, Santander believes that domestic events could lead to a reversal of the exchange rate devaluation movement and end the year 2019 at the level of $4.00/US$.

In addition, the Bank also considers that the resumption of the process of lowering the basic interest rate promoted by the Central Bank of Brazil in the third quarter is further evidence supporting this view that the country is currently undergoing structural changes that will make it possible to grow again faster and without inflationary pressures. In fact, as economic agents' inflation expectations for the coming years remained anchored to the targets set by the National Monetary Council, the national monetary authority not only reduced the Selic rate target by 6.50% a.a. to 5.50% a.a., as pointed out that there is still room for further reductions - should this very favorable inflationary environment materialize. Given that Santander's projections for the 2019 and 2020 inflation results - 3.4% and 3.5%, respectively - indicate results well below the targets set for these same years - 4.25% and 4, 00%, respectively - the Bank projects that the Selic rate could reach the historical minimum level of 4.50% pa and remain at this level throughout 2020.

Although with significant progress towards approval of the welfare reform, business confidence remained virtually unchanged (0.4%) in the period, while consumer confidence improved from current conditions (+3.4), especially after announcement of FGTS releases. The GDP data that were published in the period - although referring to economic performance in the second quarter - ended up positively surprising by revealing 0.4% seasonally adjusted growth compared to the 0.1% contraction observed in the first quarter. More important than reversing the decline seen in the previous release, the advance seen in the second quarter appears to have consolidated the way for Santander's forecast of 0.8% for 2019 and 1.6% for 2020 to materialize.

2) Performance

2.1) Net Income

CONSOLIDATED INCOME STATEMENTS (R$ Millions)	9M19	9M18	annual changes %	3Q19	2Q19	quarter changes %
Interest and similar income	55,352.9	53,703.9	3.1	18,660.8	18,361.0	1.6
Interest expense and similar charges	(22,283.8)	(22,506.3)	-1.0	(7,367.1)	(7,052.8)	4.5
Interest Net Income	33,069.1	31,197.6	6.0	11,293.7	11,308.2	-0.1
Income from equity instruments	9.0	26.3	-65.8	1.3	5.6	-76.8
Income from companies accounted for by the equity method	96.7	56.2	72.1	36.2	31.4	15.3
Fees and Comission (net)	11,554.0	10,342.5	11.7	3,966.8	3,822.5	3.8
Gains (losses) on financial assets and liabilities (net) + Exchange variations (net)	(1,872.5)	(7,262.8)	-74.2	(2,668.0)	753.6	-454.0
Other operating expense (net)	(986.5)	(441.0)	123.7	(376.7)	(359.5)	4.8
Total Income	41,869.8	33,918.8	23.4	12,253.3	15,561.8	-21.3
Administrative and personnel expenses	(12,433.3)	(12,451.6)	-0.1	(4,212.2)	(4,144.9)	1.6
Depreciation and amortization	(1,768.5)	(1,300.3)	36.0	(611.6)	(583.8)	4.8
Provisions (net)	(1,904.1)	(1,482.0)	28.5	(632.1)	(826.0)	-23.5
Impairment losses on financial assets and other assets (net)	(9,643.3)	(9,599.7)	0.5	(3,155.6)	(3,383.4)	-6.7
Gains (losses) on disposal of assets not classified as non-current assets held for sale	0.4	(17.9)	-102.2	(8.4)	9.0	-193.3
Gains (losses) on non-current assets held for sale not classified as discontinued operations	(111.1)	39.9	-378.4	20.5	(114.6)	-117.9
Operating Profit Before Tax (a)	16,009.9	9,107.2	75.8	3,653.9	6,518.1	-43.9
Income taxes	(4,886.3)	(73.3)	6,566.2	308.4	(3,029.8)	-110.2
Consolidated Net Income	11,123.6	9,033.9	23.1	3,962.3	3,488.3	13.6

For a better understanding of the results in IFRS, below is the Operating Profit Before Tax and Income taxes, disregarding the hedge effect:

ADJUSTED OPERATING PROFIT BEFORE TAXES (R$ Millions)	9M19	9M18	annual changes %	3Q19	2Q19	quarter changes %
Operating Profit Before Tax	16,009.9	9,107.2	75.8	3,653.9	6,518.1	-43.9
Income Tax and Social Contribution (hedge)	2,411.7	7,005.0	-65.6	2,779.4	(520.5)	-634.0
PIS/Cofins (hedge)	57.2	406.5	-85.9	102.2	(63.4)	-261.2
Adjusted Operating Profit Before Tax	18,478.8	16,518.7	11.9	6,535.5	5,934.2	10.1

INCOME TAXES (R$ Millions)	9M19	9M18	annual changes %	3Q19	2Q19	quarter changes %
Income taxes	(4,886.3)	(73.3)	6,566.2	308.4	(3,029.8)	-110.2
Income Tax and Social Contribution (hedge)	(2,411.7)	(7,005.0)	-65.6	(2,779.4)	520.5	-634.0
PIS/Cofins (hedge)	(57.2)	(406.5)	-85.9	(102.2)	63.4	-261.2
Adjusted Income taxes	(7,355.2)	(7,484.9)	-1.7	(2,573.2)	(2,445.9)	5.2

a) Foreign Exchange Hedge of the Grand Cayman Branch and the Subsidiary Santander Brasil EFC

Banco Santander operates branches in the Cayman Islands and Luxembourg and the subsidiary Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” which are used, mainly, to raise funds in the capital and financial foreign markets, providing credit lines that are extended to clients for trade-related financings and working capital. To protect the exposures to foreign exchange rate variations, the Bank uses funding. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (Real) in foreign investments are nontaxable or deductible to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives is to protect the after-tax net income.

FOREIGN EXCHANGE HEDGE OF THE GRAND CAYMAN BRANCHES AND THE SUBSIDIARY SANTANDER BRASIL EFC (R$ Million)	9M19	9M18	annual changes %	3Q19	2Q19	quarter changes %
Exchange Variation	3,525.9	8,376.2	-57.9	4,080.4	(780.0)	-623.1
Derivative Financial Instruments	(5,994.8)	(15,787.6)	-62.0	(6,961.9)	1,363.9	-610.4
Income Tax and Social Contribution	2,411.7	7,005.0	-65.6	2,779.4	(520.5)	-634.0
PIS/Cofins - Tax Expenses	57.2	406.5	-85.9	102.2	(63.4)	-261.2

Analysis of Income by Segment

The Bank has two segments, the commercial segment include individuals and companies (except for global corporate customers, which are dealt with within our Global Wholesale Banking segment)  Global Wholesale Banking segment includes the Investment Banking and Markets operations, including treasury departments and equities businesses.

Below, the Bank presents table by segment:

OPERATING INCOME BEFORE TAXES BY SEGMENT (R$ Millions)	9M19	% in profit before tax	9M18	% in profit before tax	3Q19	% in profit before tax	2Q19	quarter changes %
Commercial Bank (1)	13,048.3	81.5	6,453.9	70.9	2,601.5	71.2	5,566.9	-53.3
Global Wholesale Banking	2,961.6	18.5	2,653.3	29.1	1,052.2	28.8	950.8	10.7
Operating Profit Before Tax	16,009.9	100.0	9,107.2	100.0	3,653.7	100.0	6,517.7	-43.9

(1)September 30, 2019 and 2018, includes in the Commercial Bank, the foreign exchange hedge of investment in US Dollar, and excluding this effect, the Operating Income before taxation Adjusted for this segment was R$15.517,2 million and R$13.865,3 million, respectively.

General Expenses - Changes in administrative expenses are mainly due to business growth and the main variations were in data processing expenses, to support the transaction volume of clients and specialized and third-party technical services, mostly directed to the hiring of services of technology in corporate projects.

GENERAL EXPENSES (R$ Millions)	9M19	9M18	annual changes %	3Q19	2Q19	quarter changes %
Other Administrative Expenses	(5,503.6)	(5,602.9)	-1.8	(1,872.5)	(1,859.0)	0.7
Personnel Expenses	(6,929.7)	(6,848.7)	1.2	(2,339.7)	(2,285.8)	2.4
Total General Expenses	(12,433.3)	(12,451.6)	-0.1	(4,212.2)	(4,144.8)	1.6

2.2) Assets and Liabilities

BALANCE SHEET (R$ Millions)	set/19	dec/18	set/19 vs. dec/18 changes %
Cash and Balances with the Brazilian Central Bank	14,968.1	19,502.7	-23.3
Financial Assets Measured At Fair Value Through Profit Or Loss	30,087.1	43,711.8	-31.2
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	63,751.8	68,852.3	-7.4
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	286.6	917.5	-68.8
Financial Assets Measured At Fair Value Through Other Comprehensive Income	93,033.7	85,436.7	8.9
Financial Assets Measured At Amortized Cost	471,043.4	429,692.4	9.6
Hedging Derivatives	519.5	343.9	51.0
Non-Current Assets Held For Sale	1,428.5	1,380.2	3.5
Investments in Associates and Joint Ventures	1,063.0	1,053.3	0.9
Tax Assets	32,272.3	31,565.8	2.2
Other Assets	4,905.2	4,800.5	2.2
Tangible Asset	9,510.9	6,589.0	44.3
Intangible Asset	30,392.5	30,019.0	1.2
TOTAL ASSETS	753,262.5	723,865.0	4.1
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	44,806.1	50,939.0	-12.0
Financial Liabilities Measured At Fair Value Through Profit Or Loss	4,221.1	1,946.1	116.9
Financial Liabilities at Amortized Cost	567,084.6	547,295.2	3.6
Hedge Derivatives	250.9	223.5	12.2
Provisions	16,087.5	14,695.9	9.5
Tax Liabilities	9,951.7	8,074.8	23.2
Other Liabilities	10,639.1	9,095.1	17.0
TOTAL LIABILITIES	653,041.0	632,269.5	3.3
Total Equity	100,221.5	91,595.5	9.4
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	753,262.5	723,865.0	4.1

Funding

Total funding composed by Deposits of Brazil Central Bank and deposits of credit institutions, Deposits from Clients, Marketable Debt Securities, Subordinated Liabilities and Debt Instruments Eligible to Compose Capital, increasing 4,1% in the period.

FUNDING (R$ Million)	set/19	dec/18	set/19 vs. dec/18 changes %
Deposits of Brazil Central Bank and Deposits of Credit Institutions	108,180.6	99,022.8	9.2
Deposits from Clients	321,909.5	304,197.8	5.8
Marketable Debt Securities	76,886.8	74,626.2	3.0
Subordinated Liabilities	-	9,885.6	-100.0
Debt Instruments Eligible to Compose Capital	10,684.9	9,779.9	9.3
Total Funding	517,661.7	497,512.4	4.1

2.3) Loan Portfolio

LOANS AND RECEIVABLES (R$ Million)	set/19	dec/18	set/19 vs. dec/18 changes %
Loans and amounts due from credit institutions, gross	113,311.6	91,834.3	23.4
Impairment losses	(13.3)	(13.6)	-2.2
Loans and amounts due from credit institutions, net	113,298.3	91,820.7	23.4
Loans and advances to customers, gross	326,066.4	321,314.0	1.5
Impairment losses	(19,970.9)	(20,241.8)	-1.3
Loans and advances to customers, net	306,095.5	301,072.2	1.7
Debt instruments, gross	54,183.7	39,513.5	37.1
Impairment losses	(2,534.0)	(2,714.0)	-6.6
Debt instruments, net	51,649.7	36,799.5	40.4
Total Loans and Receivables	471,043.5	429,692.4	9.6

Impairment losses on financial assets (net)

The expenses for impairment losses, reduced by loans previously charged off, totaled R$9.636,9 million and R$9.145,1 million in the period ended on September 30, 2019 and 2018, respectively, increasing 5,4%.

2.4) Issuance of Debt Instruments Eligible to Compose Capital

On November 5, 2018, the Board of Directors approved the redemption of Tier I and Tier II Notes issued on January 29, 2014, in the total amount of US $ 2.5 billion. The repurchase was approved by the Central Bank on December 18, 2018.

In conjunction with the approval of the redemption of the previous notes, the Board of Directors approved the issuance of the equity instruments, which was held on November 8, 2018. Such issuance took the form of notes issued abroad, in US dollars, in the amount of US $ 2.5 billion, for payment in Tier I and Tier II of Reference Equity. The offering of these Notes was made outside of Brazil and the United States of America, for non-US Persons, based on Regulation S under the Securities Act, and was fully paid in by Santander España, controlling shareholder of Banco Santander Brasil.

On December 18, 2018, the Bank issued an approval for the Notes to comprise Tier I and Tier II of Banco Santander's Reference Equity as of such date. This approval led to the reclassification of these instruments from the line of Eligible Debt Instruments to Capital for Subordinated Debts.

Details of the balance of Debt Instruments Eligible to Compose Capital referred to the issuance of equity instruments for the composition of Tier I and Tier II of Reference Equity due to the Capital Optimization Plan, are as follows:

Debt Instruments Eligible to Compose Capital		jun-19		jun-18
Specific features	Tier I	Tier II	Tier I (1)	Tier II (1)
Issuance	nov/18	nov/18	jan/14	jan/14
Amount (Million)	$1.250	$1.250	$3.000	$3.000
Interest Rate (p.a.) (2)	7,250%	6,125%	7,375%	6,000%
Maturity	No Maturity (Perpetual)	nov/28	No Maturity (Perpetual)	jan/24
Periodicity of Payment	semiannually, as of May 8, 2019	semiannually, as of May 8, 2019	quarterly, as of April 29, 2014	semiannually, as of July 29, 2014

(1)  Notes repurchased in 2019; As authorized by Bacen on December 17, 2018, as of the date of their issuance, Tier I and II of PR must be excluded.

(2)  The debts of January 2014 were made by Banco Santander in Brazil, therefore, as Income Tax at source assumed by the issuer, in the form of a corresponding exchange rate, is 8.676% and 7.059% for the instruments Tier I and Tier II, respectively. The emissions generated from November 2018 were made through the Cayman Agency and, consequently, there is no incidence of Income Tax at Source.

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand in excess of such minimum value

(b) The Notes may be repurchased or redeemed by Banco Santander after the fifth anniversary as of the date of issue of the Notes, at the sole discretion of the Bank or as a result of changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

2.5) Stockholders’ Equity

On September 30, 2019, Banco Santander consolidated stockholders’ equity presented an increase of 9,4%, compared to December 31, 2018.

The variance of stockholders’ equity is due, mainly, to the increase of other comprehensive income in the amount of R$848,8 million and which includes as the main event the changes in fair value of certain operations, the net income of the period in the amount of R$11.123,6 million and the highlight of Interest on Capital in the amount of R$3 billion.

Treasury Shares

In the meeting held on November 1, 2018, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 1, 2017, the buyback program of its Units and ADRs, by the Banco Santander, directly or through its agency in Cayman, to be held in treasury maintenance or subsequent disposal.

The Buyback Program will cover the acquisition up to 37,753,760 Units, representing 37,753,760 common shares and 37,753,760 preferred shares, which, on at March 31, 2019, approximately 1% of the Bank's share capital. At March 31, 2019, Banco Santander had 362,227,661 common shares and 390,032,076 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 12 months counted from November 6, 2018, and will expire on November 5, 2019.

Treasury Shares	set/19	dec/18
	Quantity	Quantity
	Units	Units
Treasury shares at beginning of the period	13,317	1,773
Shares Acquisitions	5,608	15,816
Payment - Share-based compensation	(3,081)	(4,272)
Treasury shares at end of the period	15,844	13,317
Subtotal - Treasury Shares in thousands of reais	$638,789	$460,550
Emission Costs in thousands of Reais	$2,410	$882
Balance of Treasury Shares in thousands of reais	$641,199	$461,432
Cost/Share Price	Units	Units
Minimum cost	$7.55	$7.55
Weighted average cost	$31.71	$28.59
Maximum cost	$49.55	$43.84
Share Price	$42.60	$42.70

In the nine-month periods ended September 30, 2019 and 2018, interest on equity was highlighted as follows:

DIVIDENDS AND INTEREST ON CAPITAL (R$ Millions)	09M18	12M17
Interest on capital	3,000.0	1,200.0
Dividends	0.0	600.0
Total	3,000.0	1,800.0

2.6) Basel Index

Financial institutions are required by Bacen to maintain Reference Equity (PR), Tier I and Principal Capital consistent with their risk activities, higher than the minimum requirement of the Reference Equity Required, represented by the sum of the partial credit risk, market risk and operational risk.

As required by Resolution CMN 4,193/2013, the requirement for PR in 2018 was 11.0%, composed of 8.625% of Reference Equity Minimum plus 1.875% of Capital Conservation Additional. Considering this additional, PR Level I increased to 8.375% and Minimum Principal Capital to 6.875%.

For the base year 2019, the PR requirement remains at 10.5%, including 8.0% of Minimum of Reference Equity and a further 2.5% of Capital Conservation Additional. The PR Level I reaches 8.5% and the Principal Capital Minimum 7.0%.

The Basel ratio is determined in accordance with the Financial Statements of the Prudential Conglomerate prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen, as shown bellow:

BASEL INDEX %	set/19	dec/18
Tier I Reference Equity	71,535.8	61,476.7
Principal Capital	66,181.5	56,581.5
Supplementary Capital	5,354.4	4,895.2
Tier II Reference Equity	5,331.3	4,887.2
Reference Equity (Tier I and II)	76,867.1	66,363.9
Credit Risk	398,412.1	358,955.6
Market Risk	27,065.5	39,231.8
Operational Risk	47,965.5	42,375.6
Total RWA	473,443.1	440,563.0
Basel I Ratio	15.1	14.0
Basel Principal Capital	14.0	12.8
Basel Regulatory Capital	16.2	15.1

2.7) Main Subsidiaries

The table below sets forth the balances of total assets, equity, net income and loan portfolio prepared in accordance with accounting practices adopted in Brazil applicable to entities authorized to operate by Bacen for the period ended September 30, 2019. of the main subsidiaries of Banco Santander:

SUBSIDIARIES (R$ Million)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)	Ownership/Interest (%)
Aymoré Crédito, Financiamento e Investimento S.A.	45,647.4	2,103.6	622.5	41,831.4	100.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	23,698.4	2,570.8	476.9	0.0	100.00%
Santander Leasing S.A. Arrendamento Mercantil	7,082.2	5,786.4	59.7	2,035.7	99.99%
Banco Bandepe S.A.	10,710.2	5,249.4	212.1	0.0	100.00%
Santander Brasil, Establecimiento Financiero de Credito, S.A.	3,960.5	3,585.7	21.3	743.7	100.00%
Santander Corretora de Seguros, Investimento e Serviços S.A.	3,726.4	2,883.6	321.5	0.0	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,046.2	627.4	77.8	0.0	100.00%
Atual Companhia Securitizadora de Créditos Financeiros	1,087.0	1,071.3	31.4	0.0	100.00%

(1)   Also includes balances related to leasing portfolio and other credits.

Balances reported above are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen, without eliminating operations whith Associates.

3) Other Events

3.1) Opening of the branch in Luxembourg

On June 9, 2017, Banco Santander obtained authorization from the Central Bank to set up an agency in Luxembourg with a capital of US $ 1 billion, with the objective of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services through an offshore entity that is not established in a jurisdiction with favored taxation and that allows for the increase of funding capacity. The opening of the agency was authorized by the Luxembourg Minister of Finance on March 5, 2018. On April 3, 2018, after the reduction of the capital of the Cayman agency in the equivalent amount, the value of US$1 billion was allocated to capital of the Luxembourg branch.

3.2) Corporate Restructuring

During the nine-month periods ended September 30, 2019 and 2018, various corporate movements were implemented to reorganize the operations and activities of the entities in accordance with Banco Santander's business plan:

a) Acquisition of Summer Empreendimentos Ltda.

On May 14, 2019, Banco Santander and its wholly owned subsidiary Santander Holding Imobiliária S.A. (“SHI”) executed a binding agreement with the partners of Summer Empreendimentos Ltda (“Summer”). defining the negotiation terms for the purchase and sale of shares fully representing the capital of Summer. The acquisition was approved by BACEN on September 16, 2019 and closed on September 20, 2019, as a consequence SHI has become the holder of  99.999% and Banco Santander 0.001% of the shares representing the capital stock of Summer.

b) Put option of equity interest in Banco Olé Bonsucesso Consignado S.A.

On March 14, 2019, the minority shareholder of Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) formalized its interest to exercise the put option right provided in the Investment Agreement, executed on July 30, 2014, to sell its 40% equity interest in the capital stock of Olé Consignado to Aymoré CFI. The closing of the transaction is conditioned to implementation of the proceedings set forth in the Investment Agreement.

c) Acquisition of residual equity interest in Getnet S.A.

On December 19, 2018, Banco Santander and the Minority shareholders of Getnet S.A. executed an amendment to the Shares’ Sale and Purchase Agreement and Other Covenants of Getnet S.A., in which Banco Santander commits to acquire all of the Minority shareholders’ shares, corresponding to 11.5% of Getnet S.A. capital stock, per the amount of R$1,431,000.

The acquisition was approved by Bacen on February 18, 2019 and closed on February 25, 2019, as a consequence Santander Brasil has become the holder of 100% of the shares representatives of the capital stock of Getnet S.A.

d) Formation of Esfera Fidelidade S.A.

On August 14, 2018, Esfera Fidelidade was incorporated, with equity fully owned by Banco Santander. Esfera Fidelidade act in the development and management of customer loyalty programs. On November 26, 2018, Esfera Fidelidade had its capital stock increased in the amount of R$10,000, amounting the full share capital of R$10,000, divided into 10,001,000 (ten million and one thousand) nominative common shares without par value, entirely held by Banco Santander. The company started its operation in November 2018.

e) Investment in Loop Gestão de Pátios S.A.

On June 26, 2018, Webmotors S.A., company with 70% interest indirectly owned by Banco Santander, signed an investment agreement with Allpark Empreendimentos, Participações e Serviços S.A. and Celta LA Participações S.A., in order to acquire an equity interest corresponding to 51% of the capital stock of Loop Gestão de Pátios S.A., through capital increase and issuance of new shares of Loop to be fully subscribed and paid-in by Webmotors. Loop operates in the segment of commercialization and physical and virtual auction of motor vehicles. On September 25, 2018, the transaction was completed with increase of the capital stock, in the amount of R$23,900, through issuance of shares representing 51% of equity interest in Loop, which were fully subscribed and paid-in by Webmotors.

f) Formation of BEN Benefícios e Serviços S.A.

On June 11, 2018, BEN Benefícios, with equity fully owned by Banco Santander, was incorporated, to act in the supply and administration of meal, food, transportation, cultural and similar vouchers, via printed or electronic and magnetic cards.

In the EGM held on August 1, 2018, BEN Benefícios had its capital increased in R$ 45,000, passing the capital stock to the amount of R$ 45,001, divided into 45,001,000 (forty-five million and one hundred thousand) registered common shares without par value, fully owned by Banco Santander.

In the EGM held on March 27, 2019, Santander Brasil approved the capital increase in the amount of R$44,999, totalizing R$90,000 of capital stock distributed into 90,000,000 (ninety million) common shares without par value, fully held by Santander Brasil.

BEN Benefícios started its activities in the first quarter of 2019.

g) Formation of Santander Auto S.A.

On December 20, 2017, Banco Santander and HDI Seguros S.A. (HDI Seguros), executed documents to form a partnership for the issuance, offering and sale of auto insurance, in a 100% digital way, through creation of a new insurance company - Santander Auto, to be held 50% by Sancap, a company controlled by Banco Santander, and 50% by HDI Seguros. On February 2, 2018 the partnership was approved by the Administrative Council of Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), on April, 30, 2018, was approved by the Brazilian Central Bank and, on May, 15, 2018, SUSEP's prior approval was obtained. On October 9, 2018, through transformation of the corporate vehicle L.G.J.S.P.E. Investments and Participations S.A., Sancap and HDI Seguros formed Santander Auto S.A., with capital of R$15,000. On January 9, 2019, Susep granted to Santander Auto the authorization to operate insurance throughout national territory. At the EGM held on July 30, 2019, the shareholders of Santander Auto SA approved the capital increase in the amount of R$ 14,000,000, summing the total value of R$ 29,000,000 distributed into 28,801,262 common shares without par value, held in the proportion of 50% by Sancap and 50% by HDI Seguros. Santander Auto started its operations on August 2019.

h) Formation of Gestora de Inteligência de Crédito S.A.

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito, were signed by the stockholders, whose control will be shared among the stockholders who will hold 20% of the its share capital each. In the EGM held on October 5, 2017, the capital increase of Gestora de Crédito was approved in the total amount of R$285,205, so that the capital stock increased from R$65,823 to R$351,028. The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Company began operations in 2019 on a partial basis (negative and positive), and the Bank estimates that it will be fully operational by the end of 2019.

i) Formation of Banco Hyundai Capital Brasil S.A.

On April 28, 2016, Aymoré CFI and Banco Santander executed with Hyundai Capital Services, Inc. (Hyundai Capital) the necessary documents for the formation of Banco Hyundai and an insurance brokerage company with the purpose to provide, respectively, auto finance and financial and insurance brokerage services to clients and dealers of Hyundai in Brazil.

i.i) Banco Hyundai Capital Brasil S.A

On April 11, 2018, the parties incorporated, with an equity interest of 50% held by Aymoré CFI and 50% held by Hyundai Capital, a non-operational entity named BHJV Assessoria e Consultoria em Gestão Empresarial Ltda. On May 8, 2018, Aymoré CFI and Hyundai Capital took resolution on the conversion of BHJV Assessoria into the non-operational joint-stock corporation named Banco Hyundai Capital Brasil S.A., as well as the capital stock increase in R$99,995, passing to the amount of R$100,000, divided into 100,000,000 (one hundred million) nominative common shares without par value. On December 13, 2018, the incorporation procedure of Banco Hyundai Capital Brasil S.A. was concluded.

In the EGM held on February 19, 2019, the shareholders of Banco Hyundai approved the capital increase in the amount of R$200,000, summing the total value of R$300,000 distributed into 300,000,000 (three hundred million) common shares without par value, held in the proportion of 50% by Aymoré CFI and 50% by Hyundai Capital.

On February 21, 2019, the authorization to operate  granted by Bacen for the functioning of Banco Hyundai was published in the Federal Official Gazette. Banco Hyundai began operations in April 2019.

i.ii) Hyundai Corretora de Seguros Ltda

On May 13, 2019, BACEN authorized Banco Santander to hold an indirect interest in a company to be incorporated under the name Hyundai Corretora de Seguros Ltda. (Hyundai Corretora). Hyundai Corretora was incorporated on July 22, 2019. In the First Amendment to the AOA held on August 15, 2019, the quotaholders of Hyundai Corretora decided to pay-in all of the two million (2,000,000) quotas representing the Company’s capital stock. On September 10, 2019 the company got the  registration of the company as insurance brokerage with SUSEP and estimates that it will be fully operational by the end of 2019.

j) Creation of PI Distribuidora de Títulos e Valores Mobiliários S.A.

On May 3, 2018, Santander Finance Arrendamento Mercantil S.A., an indirectly controlled subsidiary of Banco Santander, was converted into a distribution company of bonds and securities and had its corporate name changed to SI Distribuidora de Títulos e Valores Mobiliários S.A. The conversion process of approved by Bacen on November 21, 2018. On December 17, 2018, SI Distribuidora de Títulos e Valores Mobiliários S.A. had its corporate name changed to PI Distribuidora de Títulos e Valores Mobiliários S.A., being the corporate name change process approved by Bacen on January 22, 2019. The company started its operations on March 14, 2019.

3.3) Subsequent Event

On July 22, 2019, was legally incorporated the limited liability company Hyundai Corretora de Seguros Ltda. (Hyundai Insurance Brokerage). Hyundai Insurance Brokerage has a capital stock in the amount of R$2,000 divided into 2,000,000 (two million) quotas, with individual par value of R$1.00, fully subscribed and pending of payment, divided between its quotaholders Santander Corretora de Seguros, Investimentos e Serviços S.A. and Hyundai Capital Services, Inc. in the proportion of 50% to each.

4) Strategy

Banco Santander Brasil is the only international bank with scale in the country. The Bank is convinced that the best way to grow in a profitable, recurring and sustainable manner is by providing excellent services to enhance customer satisfaction levels and attract more customers, making them more loyal. The actions are based on establishing close and long-lasting relationships with customers, suppliers and shareholders. To accomplish that goal, the purpose is to help people and businesses prosper by being a Simple, Personal and Fair Bank, guided by the following strategic priorities:

•  Increase customer preference and loyalty by offering targeted, simple, digital, innovative and high value-added products and services through a multi-channel platform;

•  Generate results in a sustainable and profitable manner, with greater revenue diversification, aiming to strike a balance between loans, funding and services, while maintaining a preemptive risk management approach and rigorous cost control;

•  Be disciplined with capital and liquidity to preserve the solidity, face regulatory changes and seize growth opportunities; and

•  Achieve profitable market share gains through the robust portfolio, optimize the ecosystem and launch new ventures, consistently improving the customer experience.

This quarter the Banco Santander helds the very 1st Investor Day, in which the Banco Santander reinforced the sustainable growth strategy based on enhancing the customers’ satisfaction and experience, allied to the relentless quest for operational excellence. Banco Santander continued to gain market share in a profitable manner in loans. As consequence, the Bank were able to maintain an outstanding level of profitability through recurring earnings generation. These factors, coupled with the solid capital base and engagement of the employees, further strengthen the sustainability of the business. Banco Santander highlights the following achievements.

Banco Santander ranked 1st in the banking industry on Fortune magazine’s list of World-Changing Companies and For the 4th consecutive year, the Bank were named among the Best Companies to Work For.

Retail

•  Cards: Banco Santander made progress with Way, a strategic payment platform for the customers, which already boasts more than 7 million active users. This quarter the Bank introduced new features in the app, enabling instant P2P transfers, bill splitting between contacts and QR code payments on Getnet POS machines. In the credit plan (“crediário”) for card customers, the Bank lowered the interest rate, which should accelerate this product’s growth in the months ahead. The loan portfolio market share came to 13.0%¹ (+0.1 p.p. YoY), while total turnover grew 16% YoY in 3Q19.

•  Payroll Loans: the market share in the loan portfolio reached 10.9%¹ (+1.1 p.p. YoY). Digital channels continued to support sales growth, as the number of agreements generated via these channels increased by 48% YoY. This product plays a strategic role in the personal financial management of the customers.

•  Real Estate: the Bank have one of the most competitive offers in the market, which, combined with the digital real estate loans, has contributed to boost origination. The market share in origination for Individuals advanced to 13.5%¹, representing a 4.6 p.p. rise YoY.

Agribusiness

It remains one of our expansion fronts towards Brazil’s countryside, aimed at reaching strategic regions where the Bank has no presence yet. At the end of September 2019, we totaled 30 Agri stores. In addition to that, this quarter Banco Santander launched a credit line dedicated to rural producers, Multiagro Financing, for the purchase of agricultural machinery and equipment at competitive rates and quick release of funds. The market share in the issuance of agribusiness credit notes (“LCA”) was 8.6%¹.

Getnet

Banco Santander pioneered the launch of portability, a solution that allows Individuals and microentrepreneurs who own competitors’ POS machines (equipped with bluetooth) to take advantage of Getnet’s offering without having to purchase a new device. Moreover, the Bank maintained the single MDR fee for debit and one-installment credit card transactions, enhancing transparency for the customers. Banco Santander also announced Superget mobile, a POS that connects to the smartphone and includes a free app that helps customers manage their sales. As a result, the Bank was a top market performer² in active base growth during the period. The market share came to 10.8%³ while total revenues in 9M19 climbed 10.3% compared to the same period of last year.

SME

This year Banco Santander positioned ourselves to reach out to individual microentrepreneurs (“MEI”) by creating a specific segment and offering solutions tailored to their needs. The Bank sees opportunities to grow the customer base and create synergies with other products, such as Superget and Superdigital, among others. In parallel, Banco Santander consolidated a new customer service model, Santander DUO, which concentrates Individual and Business accounts under a single manager, charging a single fee. With that, the loan portfolio market share expanded to 8.6%¹ (+0.5 p.p. YoY).

Strengthening leading businesses

Consumer Finance: the Bank maintained the leadership in this market, with a share of 25.1%4 in Individuals. This evolution is underpinned by innovative offerings, partnerships and the quality of the commercial service.

Webmotors: Banco Santander continued to make upgrades to the Cockpit tool, which enables the Bank to leverage the Webmotors, Consumer Finance and Bank offerings. This quarter, introduced pilot products that optimize customer inventory turnover. Furthermore, under the scope of this pilot project, started selling vehicles at LOOP and have already done some deals.

Santander Corporate & Investment Banking (SCIB)

Banco Santander is leadership in:

Financial advisory for financing and concession auctions and finance structuring, according to ANBIMA5.

Project Finance Advisory (MLA) in the Americas and Latam, according to Dealogic5.

The FX market, according to the Brazilian Central Bank6.

New ventures

Ben, Banco Santander’s company operating in the benefits industry, continued to make advances in partnering with merchants, achieving the milestone of 200,000 commercial establishments. Additionally, the Bank underscore the volume of active cards, which exceeded 85,000 this quarter.

Pi, Banco Santander’s digital investment platform, continues to grow its product portfolio and currently offers around 198 fixed-income products and 213 investment funds. Moreover, this quarter the Bank started distributing government bonds.

Customer loyalty

The Banco Santander’s initiatives are already reflecting in improved customer experience and satisfaction. The Net Promoter Score (“NPS”) indicator remains at high levels, 58 points in the quarter, meaning an increase of 3 points in twelve months.

The customer base continues to increase at a solid pace, highlighted by 52 consecutive months of growth and expanding across all categories, as shown below.

Sustainability

Prospera Microcredit is an important tool for capturing the potential offered by this market niche. Thanks to trained agents, clear communication and specialized stores, the loan portfolio reached R$1,084 million at the end of September 2019, growing 95% in twelve months, which kept in the leadership among private banks. In one year, the Bank has nearly double the number of customers in this segment to 461.7 thousand. On top of that, the program contributes to promote financial inclusion in the country.

In the Higher Education segment, one of the key sources for new customer acquisition, the Bank has a financial offer alongside a non-financial offer based on training, employment and entrepreneurship. Also, Banco Santander has awarded more than 15,800 scholarships in the country since 2015. At the end of October 2019, the Bank will hold another edition of “Preparadão Universia”, reinforcing the position in this field.

. ³ Source: ABECS - Acquirer Monitor, as of 2Q19, new criterion. 4 Source: Brazilian Central Bank, as of September/19. Market share in vehicles considering mber of 2019. only individuals. 5 Dealogic, as of 2018 and Financial Advisory - leadership since 2008, ANBIMA 2018. 6 Cumulative figures from January to Septe¹ Source: Brazilian Central Bank, as of September/19. ² Considering companies that disclose operating information.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted, having the long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by the rating agencies Standard & Poor's and Moody's:

_____________________

1)    Last updated May 31, 2019.

2)    Last updated August 14, 2019.

6) Corporate Governance

The Board of Directors of Banco Santander has met and resolved:

On October 29, 2019, approve Banco Santander's Individual and Consolidated Financial Statements, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and Banco Santander's Condensed Consolidated Interim Financial Statements, prepared in accordance with International Financial Reporting Standards (IFRS), both for the period ended September 30, 2019.

On September 23, 2019, to acknowledge the resignation of Mr. Rodrigo Cury to the position of Director without specific designation.

On August 28, 2019, approve the reelection of Mrs. Monique Silvano Arantes Bernardes for the position of Ombudsman.

On August 23, 2019, to acknowledge the resignation of Mr. Alexandre Grossmann Zancani as Director without specific designation.

On August 6, 2019, approve the dismissal of Mr. Nilton Sérgio Silveira Carvalho to the position of Director without specific designation, as well as approve the election of Mrs. Marilia Artimonte Rocca to the position of Coordinator of the Sustainability Committee.

On July 22, 2019, to approve the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the Interim Condensed Consolidated Financial Statements of Banco Santander, prepared in accordance with the International Financial Reporting Standards (IFRS), respect to the period ended June 30, 2019.

On July 17, 2019, to acknowledge the resignation of Mr. Leopoldo Martinez Cruz as Director without specific designation.

On July 2, 2019, approve the election of the following member to the Executive Board, as Director without specific designation: Mrs. Ana Paula Vitali Janes Vescovi.

On June 28, 2019, to approve the proposal for declaration and payment of interest on equity, in the gross amount of R$1 billion, for payment as of July 31, 2019, without any indexation.

On May 3, 2019, elect the members of the Audit Committee, for a one-year term, which shall extend until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2020 Ordinary Shareholders Meeting, the members of the Risk and Compliance Committee, the Sustainability Committee, the Nominating and Governance Committee and the Remuneration Committee for a new term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2021 Ordinary Shareholders Meeting.

On May 3, 2019, know the resignation of Mr. Marcelo Malanga, Officer without specific designation of Banco Santander; and to elect the members of the Executive Board of Banco Santander for a new term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2021 Ordinary Shareholders Meeting.

On April 30, 2019, approve the Annual Internal Audit Report for the year 2018 in compliance with Resolution 4588 of the Bacen.

On April 30, 2019, to approve the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the Interim Condensed Consolidated Financial Statements of Banco Santander, prepared in accordance with the International Financial Reporting Standards (IFRS), respect to the period ended March 31, 2019.

On March 27, 2019, to approve the proposal for declaration and payment of interest on equity, in the gross amount of R$1 billion, for payment as of April 29, 2019, without any indexation.

On March 27, 2019, to acknowledge the resignation of Mr. Fernando Carvalho Botelho de Miranda to the position of Officer without specific designation, as well as to approve the appointment of the following member to be part of the Board of Officers, as Officers without specific designation: Mr. Daniel Fantoni Assa; Mrs. Elita Vechin Pastorelo Ariaz; Mr. Franco Luigi Fasoli; Mr. Jran Paulo Kambourakis and Mr. Roberto Alexandre Borges Fischetti.

On March 20, 2019, to approve the 20-F Form of Banco Santander referred to the fiscal year ended December 31, 2018.

On February 25, 2019, to approve the Consolidated Financial Statements of Banco Santander referred to the fiscal year ended December 31, 2018, prepared in accordance with the International Financial Reporting Standards (IFRS).

On January 29, 2019, to approve the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen, respect to the fiscal year ended December 31, 2018.

7) Risk Management

On February 23, 2017, Bacen published CMN Resolution n° 4,557, which provides for the risk and capital management structure (GIRC)

taking effect from the same year. The resolution highlights the need to implement an integrated risk and capital management framework, definition of integrated stress testing program and Risk Appetite Statement (RAS), constitution of Risk Committee and appointment of director for management and director of capital. Banco Santander is continuously and progressively developing necessary actions aiming at adherence to the resolution. We haven´t identified relevant impacts resulting from this standard up to the date of publication of this note.

For further information, see explanatory note nº 35 of Individual and Consolidated Financial Statements.

Structure of Capital Management

Banco Santander’s structure of capital management has a robust governance framework that supports the process related to this theme and establishes the attributions of each teams involved. Furthermore, there is a clear definition that should be adopted to effective capital management. More details can be consult in “Structure Capital and Risk Management”, available on Investor Relations website.

Internal Audit

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit is a permanent function, independent of any other functions or units, whose objective is to provide the Management Body and the senior management with independent assurance on the quality and effectiveness of internal control, risk management (current or emerging) and governance processes and systems, thereby helping to protect the company’s value, solvency and reputation. The Internal Audit has quality certificate issued by the Institute of Internal Auditors (IIA).

In order to perform its duties and reduce coverage risks inherent to Banco Santander's activities, the Internal Audit area has internally developed tools that are updated when necessary. These include the risk matrix, used as a planning tool, prioritizing each unit’s risk level, considering, among others, its inherent risks, the last audit rating, level of compliance with recommendations and their size.  The work programs, which describe the audit tests to be performed, are reviewed periodically.

The Audit Committee and the Board of Directors favorably reviewed and approved the work plan of the Internal Audit for the year 2019.

In the nine-month period ended September 30, 2019, the internal control procedures and controls on the information systems of the selected areas were evaluated according to the work plan for the year, assessing both the design effectiveness and its operation. The Audit Committee and the Board of Directors were informed of the results of the work performed by the Internal Audit during this period, in accordance with its annual plan.

8) People

The people are an essential element in the Organization. After all, it is they who think, project, develop, interact and build what the Banco Santander wants to be. This is why we invest in each of the 49.482 employees here in Brazil.

For the development of these people, the Corporate Academy - Academia Santander, works for a strong, transversal culture, allowing everyone, online and in person, to improve what they already know and explore new possibilities.

The Banco Santander supports leaders and managers so they are close and available. This action is based on three pillars: Feedback, Open Chat and Personalized Recognition, making alignment among all through recurrent and frank conversations, career guidance and special moments to reward team growth.

The Banco Santander values a diverse environment, where each competence and each difference is valued. Example is the Affinity Group, created to promote diversity and inclusion of all based on 5 pillars: Women's Leadership; Racial Equity; Disabled people; Diversity of Formations, Experiences and Generations and the LGBT + pillar. Another good example is our Talent Show, which this year reaches its 2nd edition. In it, we open space to know the most different performances and to explore the universe of abilities that exist here, allowing interaction and fraternization between the colleagues.

The result of all these actions is the high rate of engagement, as evidenced by two surveys that we conducted annually and which brought us excellent indicators. One of them points out that at least 91% of employees say they want to stay here for a long time. The Banco Santander believes that this satisfaction reflects positively on the interactions with the Clients, generating greater linkage, sustainable growth and investments in the Company, which leads the Banco Snatnder to be the best bank for all stakeholders.

9) Sustainable Development

Santander Brasil's Sustainability strategy is based on three pillars: (i) efficient and strategic use of Natural Capital; (ii) Potential Development; and (iii) Resilient and Inclusive Economy. The Bank's vision of the future, through these pillars, is to support Brazilian society in its transformation to Brazil of the 21st Century, maintaining excellence and responsibility in internal management, with ethical values as the basis and technology at the service of people and Business.

Banco Santander remained for the 9th consecutive year in the B³ (ISE) Business Sustainability Index portfolio and in 2019 was recognized by the Diversity EXAME Guide as the company of the year and the financial institution with the best practices of inclusion and diversity of the national market. Still in 2019, it received an AA rating (on an AAA-CCC scale) in the MSCI ESG Ratings assessment and 1st in the banking industry on Fortune magazine’s list of World-Changing Companies.

Until the third quarter, Banco Santander promoted about R$13 billion in Socio-environmental Business, considering the lines of renewable energy, sustainable agribusiness, Prospera Santander Microcredit, Student Financing (undergraduate medicine), Project Finance (renewable energies), other socio-environmental businesses and the participation in structuring and advisory of Green Bonds.

In relation to social impact, through Santander Universities, Santander awarded more than 1,600 scholarships in 2019.

The Friend of Value Program allows Banco Santander, as well as employees and customers, to direct part of the income tax directly to the Child and Adolescent Rights Funds. In 2018, this program raised funds totaling more than R$13 million.

Additionally, for six weeks, some agencies were opened on the weekends to offer free financial guidance to the population.

The Bank assumed the goal of consuming renewable energy in 100% of its operations by the year 2025. The commitment will reach the service units throughout the country by the end of 2021 and all administrative buildings and data processing center until 2025.

Also launched was the Plastic Free project whose initial objective is to reduce the consumption of quick-use plastic (cups and bottles) in our administrative buildings and by 2020 to impact all agencies.

10) Independent Audit

Banco Santander's policy of including its subsidiaries in contracting services not related to the external audit of its independent auditors is based on Brazilian and international auditing standards that preserve the auditor's independence. This reasoning provides as follows: (i) the auditor should not audit his own work, (ii) the auditor should not perform managerial duties on his client, (iii) the auditor should not promote the interests of his client, and (iv) need for approval of any services by the Bank's Audit Committee.

In compliance with the Instruction of the Securities Commission 381/2003, Banco Santander informs that in the period ended September 30, 2019, PricewaterhouseCoopers did not provide services not related to the independent audit of the Financial Statements of Banco Santander and subsidiaries above 5% of total fees related to independent auditing services.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, which include an evaluation of the work performed, covering any service that is not independent of the Financial Statements of Banco Santander and its subsidiaries. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor. The acceptance and provision of professional services not related to the external audit in the period ended September 30, 2019 did not affect the independence and objectivity in conducting the external audits carried out in Banco Santander and other entities of the Group, since the above principles were observed.

The Board of Directors

The Executive

(Authorized at the Meeting of the Board of 10/29/2019).

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. Executive’s Report of Independent Auditors' Report

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executives' of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with the Banco Santander's Financial Statements for the period ended September 30, 2019, prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified review report of the Independent Auditors and the recommendation for approval issued by the Audit Committee of the Company.

Banco Santander Executives on September 30, 2019:

Chief Executive Officer

Sergio Agapito Lires Rial

Senior Vice-President Executive Officers

José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Mário Roberto Opice Leão

Patrícia Souto Audi
Vanessa de Souza Lobato Barbosa

Executive Officer

José Roberto Machado Filho

Officers without specific designation

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Ede Ilson Viani

Elita Vechin Pastorelo Ariaz

Franco Luigi Fasoli

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marino Alexandre Calheiros Aguiar

Rafael Bello Noya

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Sérgio Gonçalves

Thomas Gregor Ilg

Ulisses Gomes Guimarães

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. Executive’s Report of Independent Auditors' Report

For purposes of compliance with Article 25,§ 1, V,CVM Instruction 480, of December 7, 2009, the Executives of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) of Banco Santander which includes the Independent Auditors' Report for the period ended September 30, 2019, prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified review report of the Independent Auditors and the recommendation for approval issued by Audit Committee of the Company.

Banco Santander Executives on September 30, 2019:

Chief Executive Officer

Sergio Agapito Lires Rial

Senior Vice-President Executive Officer

José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Mário Roberto Opice Leão

Patrícia Souto Audi
Vanessa de Souza Lobato Barbosa

Executive Officer

José Roberto Machado Filho

Officers without specific designation

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Ede Ilson Viani

Elita Vechin Pastorelo Ariaz

Franco Luigi Fasoli

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marino Alexandre Calheiros Aguiar

Rafael Bello Noya

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Sérgio Gonçalves

Thomas Gregor Ilg

Ulisses Gomes Guimarães

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 29, 2019

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicente
Carlos Rey de Vicente Vice - President Executive Officer